LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2024

CONTENTS

Consolidated Statements of Financial Position
Consolidated Statements of Income by Function
Consolidated Statements of Comprehensive Income
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows - Direct Method
Notes to the Consolidated Financial Statements

CLP    -    CHILEAN PESO
UF    -    CHILEAN UNIDAD DE FOMENTO
ARS    -    ARGENTINE PESO
US$    -    UNITED STATES DOLLAR
THUS$    -    THOUSANDS OF UNITED STATES DOLLARS
MUS$    -    MILLIONS OF UNITED STATES DOLLARS
COP    -    COLOMBIAN PESO
BRL/R$    -    BRAZILIAN REAL
THR$        -     THOUSANDS OF BRAZILIAN REAL
PYG        -     PARAGUAYAN GUARANI

Contents of the Notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

Notes      Page

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS
	Note	As of September 30, 2024	As of December 31, 2023
		ThUS$	ThUS$
		Unaudited
Current Assets
Cash and cash equivalents	6 - 7	2,010,205	1,714,761
Other financial assets	7 - 11	65,924	174,819
Other non-financial assets	12	266,847	185,264
Trade and other accounts receivable	7 - 8	1,267,356	1,385,910
Accounts receivable from related entities	7 - 9	19	28
Inventories	10	479,834	592,880
Current tax assets	17	68,013	47,030
Total current assets other than non-current assets (or disposal groups) classified as held for sale		4,158,198	4,100,692
Non-current assets (or disposal groups) classified as held for sale	13	42,726	102,670

Total current assets		4,200,924	4,203,362

Non-current assets
Other financial assets	7 - 11	51,677	34,485
Other non-financial assets	12	102,484	168,621
Accounts receivable	7 - 8	12,785	12,949
Intangible assets other than goodwill	15	1,086,197	1,151,986
Property, plant and equipment	16	9,764,334	9,091,130
Deferred tax assets	17	6,443	4,782
Total non-current assets		11,023,920	10,463,953
Total assets		15,224,844	14,667,315

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

LIABILITIES AND EQUITY
LIABILITIES	Note	As of September 30, 2024	As of December 31, 2023
		ThUS$	ThUS$
		Unaudited
Current liabilities
Other financial liabilities	7 - 18	688,654	596,063
Trade and other accounts payables	7 - 19	2,105,366	1,765,279
Accounts payable to related entities	7 - 9	18,170	7,444
Other provisions	20	4,678	15,072
Current tax liabilities	17	4,127	2,371
Other non-financial liabilities	21	3,384,098	3,301,906
Total current liabilities		6,205,093	5,688,135

Non-current liabilities
Other financial liabilities	7 - 18	6,426,075	6,341,669
Accounts payable	7 - 23	458,994	418,587
Other provisions	20	716,948	926,736
Deferred tax liabilities	17	342,815	382,359
Employee benefits	22	162,585	122,618
Other non-financial liabilities	21	197,535	348,936
Total non-current liabilities		8,304,952	8,540,905
Total liabilities		14,510,045	14,229,040

EQUITY
Share capital	24	5,003,534	5,003,534
Retained earnings	24	957,934	464,411
Other equity	24	39	39
Other reserves	24	(5,237,027)	(5,017,682)
Parent’s ownership interest		724,480	450,302
Non-controlling interest	14	(9,681)	(12,027)
Total equity		714,799	438,275
Total liabilities and equity		15,224,844	14,667,315

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	Note	2024	2023	2024	2023
		ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Revenue	5 - 25	9,495,701	8,429,040	3,245,222	3,024,521
Cost of sales	26	(7,148,199)	(6,386,833)	(2,407,892)	(2,199,469)
Gross margin		2,347,502	2,042,207	837,330	825,052

Other income	27	142,831	108,947	42,060	31,944
Distribution costs	26	(461,880)	(423,978)	(160,496)	(176,080)
Administrative expenses	26	(579,614)	(487,768)	(198,467)	(164,642)
Other expenses	26	(306,571)	(374,074)	(76,021)	(142,489)
Other gains/(losses)		(51,717)	(69,974)	(8,590)	(48,850)
Income from the operational activities		1,090,551	795,360	435,816	324,935

Financial income		108,701	95,857	46,170	32,671
Financial costs	26	(575,562)	(510,759)	(194,731)	(173,982)
Foreign exchange gains		67,469	104,824	(19,613)	41,353
Result of indexation units		14,678	5,148	6,922	4,424
Income before taxes		705,837	490,430	274,564	229,401
Income tax benefits/(expense)	17	1,920	7,463	27,949	3,376

NET INCOME FOR THE PERIOD		707,757	497,893	302,513	232,777

Income attributable to owners of the parent		705,033	498,872	301,208	231,820
Income (Loss) attributable to non-controlling interest	14	2,724	(979)	1,305	957

NET INCOME FOR THE PERIOD		707,757	497,893	302,513	232,777

EARNING PER SHARE
Basic earnings per share (US$)	29	0.001166	0.000825	0.000498	0.000384
Diluted earnings per share (US$)	29	0.001166	0.000825	0.000498	0.000384

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	Note	2024	2023	2024	2023
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
NET INCOME FOR THE PERIOD		707,757	497,893	302,513	232,777
Components of other comprehensive income (loss) that will not be reclassified to income before taxes
Other comprehensive (loss), before taxes, (losses) by new measurements on defined benefit plans	24	(24,134)	(7,241)	(8,180)	4,605
Total other comprehensive income (loss) that will not be reclassified to income before taxes		(24,134)	(7,241)	(8,180)	4,605
Components of other comprehensive income that will be reclassified to income before taxes

Currency translation differences income (losses) on currency translation, before tax		(165,548)	(28,084)	27,271	(23,807)
Other comprehensive income (loss), before taxes, currency translation differences		(165,548)	(28,084)	27,271	(23,807)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	24	2,304	20,239	(77,387)	55,028
Reclassification adjustment on cash flow hedges before tax	24	(37,486)	(15,724)	3,964	(22,394)
Amounts removed from equity and included in the carrying amount of non-financial assets (liabilities) that were acquired or incurred through a highly probable hedged forecast transaction, before tax	24	4,016	(6,304)	4,016	(3,554)
Other comprehensive income (losses), before taxes, cash flow hedges		(31,166)	(1,789)	(69,407)	29,080
Change in value of time value of options
Gains/(Losses) on change in value of time value of options before tax	24	(25,264)	11,172	14,697	9,395
Reclassification adjustments on change in value of time value of options before tax	24	24,847	22,573	9,194	6,912
Other comprehensive income (loss), before taxes, changes in the time value of the options		(417)	33,745	23,891	16,307
Total other comprehensive losses that will be reclassified to losses before taxes		(197,131)	3,872	(18,245)	21,580
Other components of other comprehensive income (loss), before taxes		(221,265)	(3,369)	(26,425)	26,185
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	17	1,015	331	345	3
Income tax relating to other comprehensive income that will not be reclassified to income		1,015	331	345	3
Income tax relating to other comprehensive income (loss) that will be reclassified to income

Income tax related to cash flow hedges in other comprehensive income (loss)	17	—	(151)	—	146
Income taxes related to components of other comprehensive loss will be reclassified to income		—	(151)	—	146
Total Other comprehensive income (loss)		(220,250)	(3,189)	(26,080)	26,334
Total comprehensive income (loss)		487,507	494,704	276,433	259,111

Comprehensive income (loss) attributable to owners of the parent		485,178	483,067	275,314	245,585
Comprehensive income (loss) attributable to non-controlling interests		2,329	11,637	1,119	13,526
TOTAL COMPREHENSIVE INCOME		487,507	494,704	276,433	259,111

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2024		5,003,534	39	—	(3,830,611)	(38,678)	32,947	(48,559)	37,235	(1,170,016)	(5,017,682)	464,411	450,302	(12,027)	438,275
Total increase (decrease) in equity
Net income for the period	24	—	—	—	—	—	—	—	—	—	—	705,033	705,033	2,724	707,757
Other comprehensive income (loss)		—	—	—	(165,159)	(31,166)	(417)	(23,113)	—	—	(219,855)	—	(219,855)	(395)	(220,250)
Total comprehensive income		—	—	—	(165,159)	(31,166)	(417)	(23,113)	—	—	(219,855)	705,033	485,178	2,329	487,507
Transactions with shareholders
Dividends	24	—	—	—	—	—	—	—	—	—	—	(211,510)	(211,510)	—	(211,510)
Increase (decrease) through transfers and other changes, equity	24-34	—	—	—	—	—	—	—	—	510	510	—	510	17	527
Total transactions with shareholders		—	—	—	—	—	—	—	—	510	510	(211,510)	(211,000)	17	(210,983)
Closing balance as of September 30, 2024 (Unaudited)		5,003,534	39	—	(3,995,770)	(69,844)	32,530	(71,672)	37,235	(1,169,506)	(5,237,027)	957,934	724,480	(9,681)	714,799

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2023		13,298,486	39	(178)	(3,805,560)	36,542	(21,622)	(28,117)	37,235	(1,972,651)	(5,754,173)	(7,501,896)	42,278	(11,557)	30,721
Total increase (decrease) in equity
Net income/(loss) for the period	24	—	—	—	—	—	—	—	—	—	—	498,872	498,872	(979)	497,893
Other comprehensive income		—	—	—	(40,702)	(1,940)	33,745	(6,908)	—	—	(15,805)	—	(15,805)	12,616	(3,189)
Total comprehensive income		—	—	—	(40,702)	(1,940)	33,745	(6,908)	—	—	(15,805)	498,872	483,067	11,637	494,704
Transactions with shareholders
Dividends	24	—	—	—	—	—	—	—	—	—	—	(149,662)	(149,662)	—	(149,662)
Increase for other contributions from the owners	24	—	17,401	—	—	—	—	—	—	(14,401)	(14,401)	—	3,000	—	3,000
Increase (decrease) through transfers and other changes, equity	24 -33	(8,294,952)	(17,401)	178	—	—	—	—	—	811,896	811,896	7,559,025	58,746	(7,711)	51,035
Total transactions with shareholders		(8,294,952)	—	178	—	—	—	—	—	797,495	797,495	7,409,363	(87,916)	(7,711)	(95,627)
Closing balance as of September 30, 2023 (Unaudited)		5,003,534	39	—	(3,846,262)	34,602	12,123	(35,025)	37,235	(1,175,156)	(4,972,483)	406,339	437,429	(7,631)	429,798

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the period ended September 30,
	Note	2024	2023
		ThUS$	ThUS$
		Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		10,391,652	9,721,455
Other cash receipts from operating activities		169,606	117,382
Payments for operating activities
Payments to suppliers for the supply goods and services		(7,273,494)	(7,067,817)
Payments to and on behalf of employees		(973,996)	(957,947)
Other payments for operating activities		(242,328)	(198,128)
Income taxes (paid)		(35,780)	(15,451)
Other cash inflows (outflows)	34	79,600	(41,231)

Net cash (outflow) inflow from operating activities		2,115,260	1,558,263
Cash flows from investing activities
Amounts raised from sale of property, plant and equipment		77,438	46,524
Purchases of property, plant and equipment	34	(780,007)	(429,271)
Purchases of intangible assets	34	(60,070)	(57,450)
Interest received		87,772	63,927
Other cash inflows (outflows)	34	34,469	38,278

Net cash (outflow) inflow from investing activities		(640,398)	(337,992)
Cash flows inflow (out flow) from financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	24	—	(23)
Loans repayments	34	(184,372)	(284,470)
Payments of lease liabilities	34	(244,159)	(159,952)
Dividends paid	34	(174,838)	—
Interest paid	34	(492,532)	(383,169)
Other cash (outflows) inflows	34	(17,777)	(4,529)
Net cash inflow (outflow) from financing activities		(1,113,678)	(832,143)
Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change		361,184	388,128
Effects of variation in the exchange rate on cash and cash equivalents		(65,740)	24,693
Net (decrease) increase in cash and cash equivalents		295,444	412,821
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	6	1,714,761	1,216,675
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	6	2,010,205	1,629,496

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (“LATAM” or the "Company") is an open stock company which holds the values inscribed in the Registro de Valores of the Commission for the Financial Market, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. Additionally, during the third quarter of 2024, it relisted its American Depositary Receipts ("ADRs") on the New York Stock Exchange ("NYSE") in the United States of America.
Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Chile, Ecuador, Peru, Brazil, Colombia and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.
The Company is located in Chile, in the city of Santiago, on Avenida Presidente Riesco No. 5711, Las Condes commune.
As of September 30, 2024, the Company's statutory capital is represented by 604,441,789,335 ordinary shares without nominal value. As of that date, 604,437,877,587 shares were subscribed and paid. The foregoing, considering the capital increase approved by the shareholders of the company at an extraordinary meeting held on July 5, 2022, in the context of the implementation of its reorganization plan approved and confirmed in the Chapter 11 Proceedings, as well as the Capital decrease required for the Chilean Capital Markets law that appears in a public deed dated September 6, 2023, granted at the Notaría of Santiago of Mr. Eduardo Javier Diez Morello, and the modification of the Company's bylaws to account for said full capital reduction, agreed at an Extraordinary Shareholders meeting dated April 25, 2024, reduced to a public deed dated April 25, 2024, granted in the Notary of Santiago of Mr. Luis Eduardo Rodriguez Burr, an extract of which was registered in the Commercial Registry of the Registrar of Real Estate of Santiago on page 44,323 number 18,314 corresponding to the year 2024, and was published in the Official Gazette dated May 29, 2024.

The major shareholders of the Company, considering the total amount of subscribed and paid shares, are Banco de Chile on behalf of State Street which owns 25.96%, Delta Air Lines with 10.05% and Qatar Airways with 10.03% ownership.

As of September 30, 2024, the Company had a total of 2,140 shareholders in its registry. At that date, approximately 22.38% of the Company's capital stock was in the form of ADRs.

During the first semester of 2024, the Company had an average of 36,960 employees, ending this period with a total of 38,065 collaborator, distributed in 5,456 Administration employees, 18,951 in Operations, 9,284 Cabin Crew and 4,374 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)Percentage ownership

Tax No.	Company	Country of origin	Functional Currency	As September 30, 2024			As December 31, 2023
				Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
				Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.9959	0.0041	100.0000	99.9959	0.0041	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
76.717.244-3	Prime Cargo SpA.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A.	Chile	US$	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000
96.847.880-K	Technical Training LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Professional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Latam Travel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	Latam Travel S.A.	Argentina	ARS	94.0100	5.9900	100.0000	94.0100	5.9900	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0987	36.9013	100.0000	63.0987	36.9013	100.0000

(*)     As of September 30, 2024, the indirect participation percentage of TAM S.A. and its Subsidiaries is from Holdco I S.A., a company which LATAM Airlines Group S.A. has a 100% share on economic rights and 51.04% of political rights. Its percentage arose as a result of the provisional measure No. 863 of the Brazilian government implemented in December of 2018 that allows foreign capital to have up to 100% of the share ownership of a Brazilian Airline.

b)Financial Information

		Statement of financial position						Net Income
								For the three and nine months period ended At September 30,
		As of September 30, 2024			As of December 31, 2023			2024	2023

Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	435,324	1,921,799	(1,111,380)	487,236	1,835,537	(1,000,622)	(138,950)	(35,244)
Foreign	Latam Airlines Perú S.A.	466,285	354,955	26,295	334,481	285,645	48,836	62,493	(13,761)
93.383.000-4	Lan Cargo S.A.	459,426	242,508	216,918	391,430	189,019	202,411	17,441	(29,429)
76.717.244-3	Prime Cargo SpA.	16,782	16,437	345	912	—	912	(428)	—
Foreign	Connecta Corporation	56,307	3,474	52,833	64,054	6,790	57,264	(4,431)	(3,784)
Foreign	Prime Airport Services Inc. and Subsidiary (*)	19,728	16,658	3,069	19,435	17,241	2,194	877	1,093
96.951.280-7	Transporte Aéreo S.A.	250,350	138,863	111,487	280,117	151,066	129,051	(15,025)	15,004
96.631.520-2	Fast Air Almacenes de Carga S.A.	13,662	6,729	6,925	14,255	10,455	3,800	3,378	(880)
Foreign	Laser Cargo S.R.L.	—	-	—	—	1	(1)	—	—
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	230,389	115,404	(48,416)	166,503	80,502	(71,744)	28,984	(9,712)
96.575.810-0	Inversiones Lan S.A.	1,224	45	1,179	1,238	50	1,188	(10)	(38)
96.847.880-K	Technical Training LATAM S.A.	1,212	938	274	1,246	893	353	(45)	803
Foreign	Latam Finance Limited	112	208,620	(208,508)	114	208,621	(208,507)	(1)	(1)
Foreign	Professional Airline Services INC.	8,726	2,496	6,230	15,571	10,943	4,628	1,376	1,320
Foreign	Jarletul S.A.	12	1,101	(1,089)	16	1,101	(1,085)	(4)	8
Foreign	Latam Travel S.R.L.	93	—	93	92	—	92	—	5
76.262.894-5	Latam Travel Chile II S.A.	357	1,242	(885)	356	1,239	(883)	(2)	(1)
Foreign	Latam Travel S.A.	3,559	1,810	1,644	4,547	1,554	2,993	(3,990)	1,294
Foreign	TAM S.A. and Subsidiaries (*)	4,332,651	2,741,724	1,589,922	4,239,702	3,027,373	1,212,329	540,767	424,894

(*)    The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling participation.

In addition, the following special purpose entities have been consolidated: (1) Chercán Leasing Limited, intended to finance advance payments of aircraft; (2) Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments (Liquidated in May 2023); and (3) Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai, earmarked for aircraft financing. These companies have been consolidated as required by IFRS 10.

All entities over which LATAM has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10.

Changes occurred in the consolidation perimeter between January 1, 2023 and September 30, 2024, are detailed below:

(1)Incorporation or acquisition of companies

-On March 29, 2023, a capital increase was made in TAM S.A. carried out a capital increase, through the contribution of LATAM Airlines Group S.A. of accounts receivable for ThUS$785,865; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.
-On March 29, 2023, a capital increase was made in TAM Linheas Aéreas S.A carried out a capital increase, through the contribution of TAM S.A. of accounts receivable for ThUS$785,865; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On March 29, 2023, a capital increase was made in Aerovías de Integración Regional S.A. through the contribution of made a capital increase where Holdco Colombia I SpA made a contribution through accounts receivable for ThUS$120,410 and with a premiums for the issuance of shares, consequently, there were no significant changes in the shareholder composition.

-On April 14, 2023, a capital reduction was carried out in Lan Argentina S.A. through the absorption of losses in the sum of ThUS$160,170. Consequently, there were no significant changes in the shareholding composition and therefore it did not generate any effect within the Consolidated Financial Statements.

-On June 7, 2023, a capital increase was made in TAM S.A. carried out a capital increase, through the contribution of LATAM Airlines Group S.A. of accounts receivable for ThUS$308,031, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On June 7, 2023, a capital increase was made in TAM Linheas Aéreas S.A carried out a capital increase, through the contribution of TAM S.A. of accounts receivable for ThUS$308,031, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On June 13 and 14, 2023, Inversiones Lan S.A. made a purchase of 923 shares from third parties, for an a total amount of ThUS$23, of the subsidiary Aerovías de Integración Regional S.A., consequently, these transactions generated a decrease in the non-controlling interest, without generating significant effects on the Consolidated Financial Statements.

-On July 21, 2023, a capital increase was carried out in Latam Airlines Ecuador S.A through the contribution of accounts receivable held by Holdco Ecuador S.A for ThUS$3,100, consequently, there were no significant changes in the shareholding composition and Therefore, it did not generate any effect within the Consolidated Financial Statements.

-On July 28, 2023, Lan Cargo S.A purchased 1 share of Lan Cargo Overseas Limited from Inversiones Lan S.A. Consequently, there were no significant changes in the shareholding composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On August 1, 2023, Inversiones Lan S.A. purchased 1 share of Americonsult SA de CV from Lan Cargo Overseas Limited. Consequently, there were no significant changes in the shareholding composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On August 4, 2023, the merger of Holdco Colombia II SpA into Lan Pax Group S.A takes place, acquiring the latter all of its assets, liabilities, rights and obligations. As a result of the above, Holdco Colombia II SpA is dissolved. On the same date Lan Pax Group S.A carries out a capital increase of ThUS$347 in Holdco Colombia I SpA through the contribution of 47,010 shares of Aerovías de Integración Regional S.A. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. Group. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On September 11, 2023, the company Mas Investment Limited was liquidated and its controller Lan Cargo Overseas Limited acquired all its assets, liabilities, rights and obligations, as a result of the liquidation, including the investments that Mas Investment Limited held in the following companies: (i) Consultoría Administrativa Profesional S.A. de C.V., equivalent to 49,500 shares; (ii) Americonsult, S.A. de C.V., equivalent to 499 shares; (iii) Transporte Aéreo S.A. equivalent to 109,662 shares; and (iv) Inversiones Aereas S.A., equivalent to 15,216 shares. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On September 11, 2023, the company Lan Cargo Overseas Limited was liquidated and its controller Lan Cargo S.A acquired all its all its assets, liabilities, rights and obligations, as a result of the liquidation, including the investments that Lan Cargo Overseas Limited held in the following companies: (i) Prime Airport Services Inc., equivalent to 105 shares; (ii) Americonsult de Costa Rica S.A, equivalent to 66 shares; (iii) Americonsult de Guatemala, Sociedad Anónima, equivalent to 50 shares; (iv) Consultoría Administrativa Profesional S.A. de C.V., equivalent to 49,500 shares; (v) Americonsult, S.A. de C.V., equivalent to 499 shares; (vi) Transporte Aéreo S.A. equivalent to 109,662 shares; and (vii) Inversiones Aereas S.A., equivalent to 15,216 shares. These transactions were carried out between entities under common control of LATAM Airlines Group S.A. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-On September 15, 2023, a capital increase was made in TAM S.A. through the contribution of ThUS$106,104 on accounts receivable from LATAM Airlines Group S.A.; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On September 15, 2023, a capital increase was made in TAM Linheas Aéreas S.A through the contribution of ThUS$106,104 on accounts receivable from TAM S.A., consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-On October 23 and 30, 2023, Inversiones Lan S.A. purchased a total 183 shares from Non- controlling interest, for an a total amount of ThUS$2, of the subsidiary Aerovías de Integración Regional S.A., consequently, these transactions generated a decrease in non-controlling interest, with no generating significant effects on the Consolidated Financial Statements.

-On December 6, 2023, the company Prime Cargo SpA was incorporated, which is 100% owned by Lan Cargo S.A., whose exclusive purpose is to carry out storage activities for all types of products and/or merchandise in Chile.

-On December 29, 2023, LATAM Airlines Group S.A. purchased of 2,392,166 preferred shares of Inversora Cordillera S.A. a Transportes Aéreos del Mercosur S.A.;consequently, the shareholding composition of Inversora Cordillera S.A. is as follows: Lan Pax Group S.A. with 99.95% and LATAM Airlines Group S.A. with 0.05%. These transactions were between subsidiaries of LATAM Airlines Group not generating any effects within the Consolidated Financial Statements.

-On December 29, 2023, LATAM Airlines Group S.A. purchased of 53,376 preferred shares of LAN Argentina S.A. a Transportes Aéreos del Mercosur S.A.;consequently, the shareholding composition of LAN Argentina S.A. is as follows: Lan Pax Group S.A. with 4.99%, Inversora Cordillera S.A. with 94.96% and LATAM Airlines Group S.A. with 0.05%. These transactions were between subsidiaries of LATAM Airlines Group not generating any effects within the Consolidated Financial Statements.

-On March 18, 2024, a capital reduction was carried out in Inversiones Aéreas S.A. through the absorption of accumulated losses in the sum of ThUS$175,140. As a consequence of this decrease in capital, the number of shares was reduced by 6,634,496, without modifying the original participation of its shareholders. This transaction did not generate any effect within the Consolidated Financial Statements.

-On May 14, 2024, a capital increase was carried out in Aerovías de Integración Regional S.A. by Holdco Colombia I SpA, for an amount of ThUS$45,271, equivalent to 10 shares and with a premiums for the issuance of shares in favor of the Holco Colombia I SpA. As a result of this increase, there were no significant changes in the shareholder composition.

-On September 17, 2024, the company Faisán Finance Designates Activity Company was incorporated, domiciled in Ireland, which is 100% owned by LATAM Airlines Group S.A. to carry on the business of acquiring, managing, financing, refinancing, among others.

NOTE 2 - SUMMARY OF MATERIAL ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.    Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, as issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 describe the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

These consolidated financial statements have been prepared in accordance with the accounting policies used by the Company in the preparation of the 2023 consolidated financial statements, except for the standards and interpretations adopted as of January 1, 2024.

(a)Application of new standards for the year 2024:
Accounting pronouncements with implementation effective from January 1, 2024:

	Issuance Date	Effective Date:
(i) Standards and amendments

Amendment to IAS 1: Presentation of financial statements, on classification of liabilities.	January 2020	01/01/2024

Amendment to IAS 1: Presentation of financial statements, on noncurrent liabilities with covenants.	October 2022	01/01/2024

Amendment to IFRS 16: Leases, on sales with leaseback.	September 2022	01/01/2024

Amendments to IAS 7 "Statement of cash flows" and IFRS 7 "Financial Instruments: Information to be Disclosed"	May 2023	01/01/2024

The application of these accounting standards as of January 1, 2024, had no significant effect on the Company's consolidated financial statements.

(b)     Accounting pronouncements not in force for the financial year beginning on January 1, 2024:

	Issuance Date	Effective Date:
(i) Standards and amendments

Amendments to IAS 21: Lack of Exchangeability	August 2023	01/01/2025

IFRS 18: Presentation and disclosures in the financial statements	April 2024	01/01/2027

Amendment to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments	May 2024	01/01/2026

IFRS 19 Subsidiaries without Public Accountability: Disclosures	May 2024	01/01/2027

The Company's management is evaluating the impacts that the application of IFRS 18 Presentation and disclosures in the financial statements; and the amendments to IFRS 9 and IFRS 7 may have on the consolidated financial statements. Where it is estimated that the adoption of the amendments to IAS 21 and IFRS 19 Subsidiaries without Public Liability: Disclosures, will not have significant effects on the company's consolidated financial statements in the year of its first adoption.

(c)     Chapter 11 Filing and Exit

Chapter 11 Filing and Procedure: Due to the effects on the operation of the restrictions established in the countries to control the effects of the COVID-19 pandemic, on May 25, 2020 the Board of LATAM Airlines Group S.A. (“LATAM Parent”) resolved unanimously that LATAM Parent and some its subsidiaries should initiate a reorganization process in the United States of America according to the rules established in the Bankruptcy Code by filing a voluntary petition for relief in accordance with the same, which petition was submitted on May 26, 2020 and was jointly administered under Case Number 20- 11254. Subsequently, Piquero Leasing Limited (July 7, 2020) and TAM S.A. and its subsidiaries in Brazil (July 9, 2020) joined the process (the voluntary petitions, collectively, the “Bankruptcy Filing” and each LATAM entity that filed a petition, a “Debtor” and jointly, the “Debtors”).

As part of their overall reorganization process, while the Chapter 11 proceedings were outstanding the Debtors sought and received relief in certain non-U.S. jurisdictions (i.e., Cayman Islands, Chile and Colombia).

The Bankruptcy Filing for each of the Debtors (each one, respectively, a “Petition Date”) was jointly administered under the caption “In re LATAM Airlines Group S.A. et al.” Case Number 20- 11254. On June 18, 2022, the Bankruptcy Court issued a memorandum decision approving the Debtors’ joint plan of reorganization (the “Plan”) and rejecting all remaining objections and entered an order confirming the Plan (the “Confirmation Order”). On November 3, 2022 (the “Effective Date”), the Plan was substantially consummated and each of the Debtors emerged from the Chapter 11 proceedings as “Reorganized Debtors”. Thereafter, the Reorganized Debtors were permitted to operate their businesses and manage their properties without supervision of the Bankruptcy Court and free of the restrictions of the Bankruptcy Code.

Pursuant to the Plan, the Company received an infusion of approximately US$8.19 billion through a mix of new equity, convertible notes and debt, which enabled the Company to exit Chapter 11 with appropriate capitalization to effectuate its business plan. Upon emergence, the Company had total debt of approximately US$6.8 billion, cash and cash equivalents of approximately US$1.1 billion and revolving undrawn facilities in the amount of US$1.1 billion.

Pursuant to the Plan and Backstop Agreements, LATAM obtained a new revolving credit line of up to US$500 million (the “Revolving Credit Line”) and new debt of approximately US$2.25 billion through exit financing (new term loan and new bonds). Said new debt for US$2.25 billion was essentially structured as follows: (i) term loan contract for US$1.1 billion (the “Term Financing”); (ii) bonds issued pursuant to Rule 144A and Regulation S of the Securities and Exchange Commission (“SEC”) for a total amount of US$450 million that have a scheduled maturity date in 2027 (the “2027 Bonds” ); and (iii) bonds issued pursuant to Rule 144A and Regulation S of the SEC for a total amount of US$700 million that have a scheduled maturity date in 2029.

As reported by material event dated July 15, 2024, the Revolving Credit Line was modified in order to, among other things, (i) extend the scheduled maturity date from November 2026 to July 15, 2029; provided, however, that it will be payable in advance 180 days before the expiration date of any of the financing contracts that share guarantees with the Revolving Credit Line if by then said financing contracts have not been paid or deferred; (ii) increase the amount of the Revolving Credit Line from US$500 million to US$750 million; (iii) eliminate references to the Chapter 11 Procedure; (iv) include additional financiers to the Revolving Credit Line; and (v) modify certain commercial conditions of the Revolving Credit Line in relation to interest rates and commissions. After the close of the quarter as of September 30, 2024, the Revolving Credit Line was modified again as stated in Note 36.

On the other hand, part of the aforementioned new debt for approximately US$2.25 billion (in particular, the Term Financing and the 2027 Bonds) were refinanced after the closing of the third quarter of 2024 as reported in Note 36.

As customary in this type of restructurings, the docket of the Chapter 11 proceedings remained open after the Effective Date to finalize the reconciliation process of certain claims that were still outstanding as of the Effective Date, as well as to resolve certain administrative matters.

On June 29, 2023, the Bankruptcy Court entered a final decree in the Chapter 11 proceedings ordering that Case Number 20- 11254 and its docket be closed (the “Final Decree”). The foregoing, as a result of the resolution of substantially all remaining matters in the Chapter 11 proceedings and all appeals of the Confirmation Order.

2.2.    Basis of Consolidation

(a)    Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and cash are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary, in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be disclosed when carrying out a business combination, such as the acquisition of an entity by the Company, the acquisition method provided for in IFRS 3: Business combinations is used.

(b)    Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to the loss of control, as equity transactions without an effect on income.

(c)    Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes the assets and liabilities of the subsidiary, the non-controlling interest and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function within Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the disposed subsidiary which does not represent control, this is recognized at fair value on the date that control is lost and the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly the assets and related liabilities, which can cause these amounts to be reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)    Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.    Foreign currency transactions

(a)    Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and its Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States Dollar, which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)    Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)    Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS Accounting Standards, hyperinflationary. The consolidated financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive income and cash flows of the group's entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index ("CPI"), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary ítems and income and costs are recognized in the consolidated income statement under "Result of indexation units".

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 were recognized in the consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period or exercise in which the economy of the entity ceases to be considered as a hyperinflationary economy. At that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)    Group entities

The results and the financial situation of the Group's entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)    Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)    The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)    All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within "Gain (losses) from exchange rate difference, before tax".

For those subsidiaries of the group whose functional currency is different from the presentation currency and corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

2.4.    Property, plant and equipment

The land of LATAM Airlines Group S.A. and its Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are recorded, both at their initial recognition and their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to impairment.

The amounts of advances paid to the aircraft manufacturers are capitalized by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to income when they are incurred.

The depreciation of the Property, plant and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions "Cost of sale" and "Administrative expenses".

The residual value and the useful life of assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 16 (d).

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.    Intangible assets other than goodwill

(a)     Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air Transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of points that is part of TAM Linhas Aereas S.A.

(b)    Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and other costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets other than Goodwill when they have met all the criteria for capitalization.

2.6.    Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income by function when accrued.

2.7.    Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs of sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under "Other gains (losses)".

2.8.    Financial assets

The Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the consolidated statement of income by function.

(a)      Debt instruments
The subsequent measurement of debt instruments depends on the group's business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the consolidated statement of income by function within other gains / (losses) in the period or exercise in which it arises.

(b)      Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the consolidated statement of income by function as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit.

2.9. Derivative financial instruments and embedded derivatives
Derivative financial instruments and hedging activities
Initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company designates certain derivatives as:
(a) Hedge of an identified risk associated with a recognized liability or an expected highly- probable transaction (cash-flow hedge), or
(b)      Derivatives that do not qualify for hedge accounting.
At the beginning of the transaction, the Company documents the economic relationship between the hedged items existing between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging operations. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.
The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an Other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.
(a) Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income by function under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss. When these amounts correspond to hedging derivatives of highly probable items that give rise to non-financial assets or liabilities, in which case, they are recorded as part of the non-financial assets or liabilities.
For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line-item Cost of sales to the extent that the fuel subject to the hedge is used.
Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to this part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.
When a hedging instrument matures, is sold, or fails to meet the requirements to be accounted for as a hedge, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.

When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income by function as “Other gains (losses)”.
(b) Derivatives not booked as a hedge
The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

Embedded derivatives
The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. LATAM Airlines Group S.A. has determined that no embedded derivatives currently exist.

2.10.    Inventories

Inventories, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.11.    Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under "Cost of sales". When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.12.    Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments and a low risk of loss of value.

2.13.    Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.14.    Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.15.    Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.
Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal and compliance with contractual agreements at the closing date of these financial statements.

Convertible Notes

The component parts of the convertible notes issued by LATAM Airlines Group S.A. are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The conversion option classified as equity is determined by the deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in other equity, net of income tax effects. and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in other equity until the conversion option is exercised, in which case, the balance recognized in other equity will be transferred to share capital. Where the conversion option remains unexercised at maturity date of the convertible bond, the balance recognized in other equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity.

2.16.    Current and deferred taxes

The tax expense for the period or exercise comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws enacted at the date of the statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are recognized on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. When deferred taxes arise from the initial recognition of a liability or an asset in a transaction other than a business combination, which at the time of the transaction does not affect either the accounting result or the tax profit or loss, they are recorded. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in the statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

Deferred tax assets and liabilities are offset if, and only if:

(a) there is a legally enforceable right to set off current tax assets and liabilities, and
(b) the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either: (i) the same taxable entity, or (ii) different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

LATAM Airlines Group S.A has evaluated the potential impact derived from the implementation of the so-called “GloBE or Pillar Two rules”, through which multinational groups are expected to pay a minimum effective tax rate of 15%. Based on the analysis carried out, we have concluded that, either because they fall outside the scope of the GloBE Rules (as they do not meet the criteria to be considered a “Constituent Entity” for the purposes of the Pillar) or they are located in jurisdictions that do not have implemented such GloBE Rules, no entity, permanent establishment or vehicle of the LATAM Group should be subject to the GloBE Rules in fiscal year 2024. The LATAM Group constantly evaluates these potential impacts, including the recent Provisional Measure No. 1.262/2024 published in Brazil on October 3, 2024 by the Federal Government (which must be ratified or modified or rejected by Congress within a period of up to 120 days), and which seeks to introduce the standards of Pillar Two in said country. At the closing of these financial statements, the group does not present expenses (income) for current taxes related to the income tax of Pillar Two.

LATAM Airlines Group S.A. and its Subsidiaries have adopted the exception of paragraph 4A of IAS 12, incorporated in the amendment published on May 23, 2023, relating to the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes.

2.17.    Employee benefits

(a)    Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.
(b)    Share-based compensation

The compensation plans implemented based on the value of the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for cash settled awards the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

(c)         Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)    Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

(e)     Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates the employee relationship; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

2.18.    Provisions

Provisions are recognized when:

(i) The Company has a present legal or constructive obligation as a result of a past event;

(ii) It is probable that payment is going to be required to settle an obligation; and

(iii) A reliable estimate of the obligation amount can be made.

2.19.    Revenue from contracts with customers

(a)     Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been provided or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)     Expiration of air tickets

The Company estimates on a monthly basis the probability of expiration of air tickets, with refund clauses, based on their history of use. Air tickets without a refund clause expire on the date of the flight in case the passenger does not show up.

(c)     Costs associated with the contract

The costs related to the sale of air tickets are capitalized and deferred until the moment of providing the corresponding service. These assets are included under the heading "Other current non-financial assets" in the Consolidated Classified Statement of Financial Position.

(d)     Frequent passenger program

The Company maintains the following loyalty programs: LATAMPASS’s and LATAMPASS’s Brazil, whose objective is building customer loyalty through the delivery of miles or points.

These programs give their frequent passengers the possibility of earning LATAMPASS’s miles or points, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAMPASS miles or points to financial and non-financial partners through commercial alliances to award miles or points to their customers.

To reflect the miles and points earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles or points (2) miles or points sold to financial and non-financial partner.

(1)    Passenger Ticket Sales Earning Miles or Points.

In this case, the miles or points are awarded to customers at the time that the company performs the flight.

To value the miles or points earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value ("ETV"). Our estimate of ETV is adjusted for miles and points that are not likely to be redeemed ("breakage").

The balance of miles and points that are pending to redeem are included within deferred revenue.

(2)    Miles sold to financial and non-financial partners

To value the miles or points earned through financial and non-financial partners, the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the points awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the points or miles earned become part of the Deferred Revenue, and the remaining performance obligations are recorded as revenue when the miles or points are delivered to the client.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is recognized immediately; when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and Subsidiaries, the income is deferred until the air transport service is provided.

The miles and points that the Company estimates will not be exchanged are recognized in the results based on the consumption pattern of the miles or points effectively exchanged by customers. The Company uses statistical models to estimate the probability of exchange, which is based on historical patterns and projections.

2.20.    Leases

The Company recognizes contracts that meet the definition of a lease as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Right of use assets are measured at cost including the following:

-The amount of the initial measurement of the lease liability;
-Lease payment made at or before commencement date;
-Initial direct costs, and
-Restoration costs.

The right of use assets are recognized in the statement of financial position in Property, plant and equipment.

Lease liabilities include the net present value of the following payments:

-Fixed payments including in substance fixed payment.
-Variable lease payments that depend on an index or a rate;
-The exercise price of a purchase option, if it is reasonably certain that the option will be exercised.

The discount rate that LATAM Airlines Group S.A. uses is the interest rate implicit in the lease, if that rate can be readily determined. This is the rate of interest that causes the present value of (a) lease payments and (b) the unguaranteed residual value to equal the sum of (i) the fair value of the underlying asset and (ii) any initial direct costs of the lessor.

LATAM Airlines Group S.A. uses its incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined.

Lease liabilities are recognized in the statement of financial position under “Other financial liabilities, current or non-current”.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in "Financial costs".

Principal and interest are present in the consolidated cash flow as "Payments of lease liability" and "Interest paid", respectively, within financing cash flows.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented within operating cash flows.

The Company analyzes the financing agreements of aircraft, mainly considering characteristics such as:

(a)     That the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.

(b)     Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under IFRS 9 and continues to be presented within the “Other financial liabilities” described in Note 18. On the other hand, the aircraft are presented in Property, Plant and Equipment, as described in Note 16, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

2.21.    Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.22.    Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed; and once done, recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.23.    Environmental costs

Disbursements related to environmental protection are charged to results when incurred or accrue.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.    Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)    Market risk

Due to the nature of its operations, the Company has exposure to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed manuals and procedures to manage the market risk, which goal is to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For the foregoing, Management monitors the evolution of fuel price levels, exchange rates and interest rates, quantifies their exposures and their risk, and develops and executes hedging strategies.

(i)    Fuel-price risk

Exposure:

For the execution of its operations, the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the fuel-price risk exposure, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, such as West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which may have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended September 30, 2024, the Company recognized gains of US$1.8 million for fuel hedging net of premiums in the costs of sales for the year. During the period ended September 30, 2023, the Company recognized gains of US$2.3 million for fuel hedging net of premiums in the costs of sales for the year.

As of September 30, 2024, the market value of the fuel positions amounted to US$2.4 million (positive). At the end of December 2023, this market value was US$22.1 million (positive).

The following tables show the level of hedge for different periods:

Positions as of September 30, 2024 (*) (Unaudited)	Maturities
	Q424	Q125	Q225	Q325	Total
Percentage of coverage over the expected volume of consumption	55%	41%	37%	29%	37%

Positions as of December 31, 2023 (*)	Maturities
	Q124	Q224	Q324	Q424	Total
Percentage of coverage over the expected volume of consumption	35%	32%	30%	22%	30%

(*) The percentage shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. Therefore, the policy is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$5 per barrel in the underlying reference price curve at the end of September 2024 and the end of December 2023. The projection period was defined until the end of the last fuel hedging contract in force, being the last business day of the first half of 2025.

Benchmark price (US$ per barrel)	Positions as of September 30, 2024 effect on Equity (MUS$)	Positions as of December 31, 2023 effect on Equity (MUS$)
	Unaudited
+5	+25.3	+10.8
-5	-1.2	-10.7

Given the fuel hedging structure for the year 2024, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$117.3 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$104.4 million in higher fuel costs.

(ii)    Foreign exchange rate risk:

Exposure:

The functional currency of the financial statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company's business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company's Consolidated Income.

The largest operational exposure to LATAM's exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian real (R$), and are actively managed by the Company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting hedging or non-hedging derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

As of September 30, 2024, the Company recognized gains of US$6.9 million for FX hedging derivatives net of premiums. At the end of September of 2023, the Company recognized losses for US$9.4 million for FX hedging derivatives cost of sales.

As of September 30, 2024, the market value of hedging FX derivative positions is US$1.6 million (positive). As of December 31, 2023, the market value of the hedging FX derivative positions was US$1.5 million (negative). As of September 30, 2024, the Company has current hedging FX derivatives for US$210 million. . As of December 31, 2023, the Company held hedging FX derivatives of US$404 million.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company's operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

The following table shows the sensitivity of current hedging FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity.

Appreciation (depreciation) of R$/US$	Effect on equity as of September 30, 2024 (MUS$)	Effect on equity as of December 31, 2023 (MUS$)
	Unaudited
-10%	-4.7	-10.0
+10%	+3.8	+19.0

Impact of Exchange rate variation in the Consolidated Income Statements (Foreign exchange gains/losses).

In the case of TAM S.A., whose functional currency is the Brazilian real, a large part of its liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from US dollar to Brazilian reais, they have an impact on the result of TAM S.A., which is consolidated in the Company's Income Statement.

In order to reduce the impact on the Company's result caused by appreciations or depreciations of R$/US$, the Company carries out internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the impact of the Exchange Rate variation on the Consolidated Income Statement when the R$/US$ exchange rate appreciates or depreciates by 10%:

Appreciation (depreciation) of R$/US$	Effect on Income Statement for the year ended September 30, 2024 (MUS$)	Effect on Income Statement for the year ended September 30, 2023 (MUS$)
	Unaudited	Unaudited
-10%	-45.0	+11.3
+10%	+45.0	-11.3
Impact of the exchange rate variation in the Equity, from translating the subsidiaries financial statements into US Dollars (Cumulative Translate Adjustment).

Since the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income (Cumulative Translation Adjustment) by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries.

The following table shows the impact on the Cumulative Translation Adjustment included in Other comprehensive income recognized in Total equity in the case of an appreciation or depreciation of 10% in the exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at September 30, 2024 MUS$	Effect at December 31, 2023 MUS$
	Unaudited
-10%	+347.67	+327.01
+10%	-284.46	-267.56

(iii)    Interest -rate risk:

Exposure:

The Company has exposure to fluctuations in interest rates affecting the future cash flows of the assets, and current and future financial liabilities.

The Company is mainly exposed to the Secured Overnight Financing Rate (“SOFR”) and other less relevant interest rates such as Brazilian Interbank Certificates of Deposit (“CDI”) .

Of the company's financial debt subject to variable rates, all of the contracts maintain exposure to the SOFR reference rate.

Mitigation:

Currently, 51% (50% as of December 31, 2023) of the debt has fixed rate. The variable debt is indexed to the reference rate based on SOFR.

Likewise, most of the company's liquidity is denominated in US dollars and indexed to a return rate similar and with a similar fluctuation to the SOFR rate, which helps reduce exposure.

Rate Hedging Results:

During the period ended September 30, 2024, the Company did not recognize any losses for premiums paid. At the end of September of 2023, losses of US$1.8 million (negative) were recognized corresponding to the recognition in profit for premiums paid.

As of September 30, 2024, the value of the interest rate derivative positions corresponding to operating leases to fix the income of future plane arrivals amounted to US$2.27 million (negative), at the end of December 2023 the Company did not have interest rate derivatives outstanding.

As of September 30, 2024, the Company did not recognize a decrease in the right-of-use asset due to the expiration of derivatives associated with some aircraft leases; due to the fact that; (i) at the end of December 2023 the Company had no active contracts, and (ii) those existing as of September 2024 expire starting the fourth quarter of 2024. As of December 31, 2023, the Company recognized a decrease in the right-of-use asset due to the expiration of derivatives for US$14.9 million associated with the aircraft lease. On this same date, a lower depreciation expense of the right-of-use asset for US$1.4 million (positive) was recognized. At the end of September of 2023, the Company recognized US$0.7 (positive) million for this same concept.

As of September 30, 2024, the Company did not settle any derivatives associated with hedges of leased aircraft.

Sensitivity analysis:
The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease) of future curve SOFR rate	Positions as of September 30, 2024 effect on Income (Loss) before taxes (MUS$)	Positions as of September 30, 2023 effect on Income (Loss) before tax (MUS$)
	Unaudited	Unaudited
+100 basis points	-19.06	-20.65
-100 basis points	+19.06	+20.65

A large part of the derivatives of current rates are recorded as cash flow hedge contracts, therefore, a variation in interest rates has an impact on the market value of the derivatives, whose changes affect the equity of the entity.

Increase (decrease) interest rate curve	Positions as of September 30, 2024 effect on equity (MUS$)	Positions as of December 31, 2023 effect on equity (MUS$)
	Unaudited
+100 basis points	+8.4	—
-100 basis points	-9.0	—

The calculations were made by vertically increasing (decreasing) 100 basis points of the interest rate curve, both scenarios being reasonably possible according to historical market conditions.

The sensitivity calculation hypothesis must assume that the forward curves of interest rates will not necessarily reflect the real value of the compensation of the flows. In addition, the interest rate structure is dynamic over time.

During the period ended September 30, 2024, the Company did not record any losses for ineffectiveness in the consolidated income statement for this type of coverage.

(b)     Credit risk

Credit risk occurs when the counterparty does not comply with its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The customer portfolio as of September 30, 2024 has experienced an increased by 4% compared to the balance as of December 31, 2023, mainly due to an increase in passenger transportation operations (travel agencies and corporate) that increased by 18% in its sales, mainly affecting the payment methods credit card 21%, and cash sales 13%. In relation to the cargo business, it presented a decrease in its operations of 20% compared to December 2023. There was special consideration for the Expected Credit Loss calculation for the clients with balance at the year end that management considered risky. The Expected Credit Loss at the end of September 2024 had a decrease 17% compared to the end of December 2023, as a result of the decrease in the portfolio due to collection, and due to the application of write-offs.

The Company is exposed to credit risk due to its operational activities and its financial activities, including deposits with banks and financial institutions, investments in other types of instruments, exchange rate transactions and derivatives contracts.
To reduce the credit risk related to operational activities, the company has implemented credit limits to limit the exposure of its debtors, which are permanently monitored for the LATAM network, when deemed necessary, agencies have been blocked for cargo and passenger businesses.

(i)Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds and short-term mutual funds. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) its credit rating, and (ii) investment limits according to the Company’s level of liquidity. According to these two parameters, the Company chooses the most restrictive parameter of the previous two and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)     Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association (“IATA”), international organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, it is excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

Under certain of the Company’s credit card processing agreements, the financial institutions have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Additionally, the financial institutions have the ability to require additional collateral reserves or withhold payments related to receivables to be collected if increased risk is perceived related to liquidity covenants in these agreements or negative balances occur.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

The sales invoicing of TAM Linhas Aéreas S.A. related with cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aereas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to mitigate the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents). The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)    Liquidity risk

Liquidity risk represents the risk that the Company does not have sufficient funds to pay its obligations.

Due to the cyclical nature of its business, the operation and investment needs, along with the need for financing, the Company requires liquid funds, defined as Cash and cash equivalents plus other short-term financial assets, to meet its payment obligations.

The balance of liquid funds, future cash generation and the ability to obtain financing, provide the Company with alternatives to meet future investment and financing commitments.

As of September 30, 2024, the balance of liquid funds is US$2,010 million ((US$1,715 million as of December 31, 2023), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of September 30, 2024, LATAM maintains two Revolving Credit Facility for a total of US$1,550 million, one for an amount of US$800 million and another for an amount of US$750 million, which are fully available. The first of these lines is secured by and subject to the availability of certain collateral (i.e. aircraft, engines and spare parts). The second one, is secured by certain intangibles assets of the Company, which are shared with both international bonds. (See Note 31)

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2024 (Unaudited)
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	GOLDMAN SACHS	U.S.A.	US$	44,094	124,935	329,639	1,086,069	—	1,584,737	1,080,750	Quarterly	20.22	14.95

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	3,225	26	6,450	6,450	187,063	203,214	161,258	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	76,906	76,906	307,625	667,344	746,813	1,875,594	1,150,000	To the expiration	15.00	13.38
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	6	6	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,854	17,168	45,077	43,617	108,838	220,554	162,709	Quarterly	6.51	6.51
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,727	16,953	43,727	41,454	38,164	146,025	119,643	Quarterly/Monthly	8.02	8.02

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	452	16,325	43,518	40,849	2,997	104,141	99,109	Quarterly	2.29	2.05
0-E	CREDIT AGRICOLE	France	US$	13,507	23,827	69,982	219,792	—	327,108	258,996	To the expiration	9.33	9.33

Financial lease
0-E	NATIXIS	France	US$	10,276	29,805	76,771	96,811	48,125	261,788	197,381	Quarterly	7.30	7.30
0-E	US BANK	U.S.A.	US$	13,739	17,681	—	—	—	31,420	30,993	Quarterly	4.76	3.34
0-E	EXIM BANK	U.S.A.	US$	3,239	92,093	185,536	121,758	42,192	444,818	413,072	Quarterly	4.11	3.29
0-E	BANK OF UTAH	U.S.A.	US$	5,908	17,769	50,788	61,287	89,699	225,451	164,653	Monthly	10.71	10.71

	TOTAL			182,927	433,488	1,159,113	2,385,431	1,263,897	5,424,856	3,838,567
(•)Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2024 (Unaudited)
Debtor: TAM S.A. Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	4,080	8,356	—	14,476	14,476	Quarterly	—	—

	TOTAL			510	1,530	4,080	8,356	—	14,476	14,476

Class of liability for the analysis of liquidity risk ordered by date of maturity as of September 30, 2024 (Unaudited)
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	127,617	461,662	1,177,938	975,389	1,798,491	4,541,097	3,094,060	—	—	—
	OTHER ASSETS	OTHERS	US$	3,415	10,086	28,729	25,385	84,801	152,416	91,039	—	—	—
			CLP	19	57	35	—	—	111	106	—	—	—
			UF	1,367	4,036	10,011	7,993	4,272	27,679	23,029	—	—	—
			COP	375	1,026	2,140	79	—	3,620	3,170	—	—	—
			EUR	37	108	95	13	—	253	227	—	—	—
			BRL	3,197	8,914	21,340	13,322	21,057	67,830	40,758	—	—	—
			MXN	103	256	71	—	—	430	411	—	—	—
Trade and other accounts payables
-	OTHERS	OTHERS	US$	1,085,093	152,449	—	—	—	1,237,542	709,933	—	—	—
			CLP	18,593	—	—	—	—	18,593	64,317	—	—	—
			BRL	241,901	2,797	—	—	—	244,698	409,474	—	—	—
			Other currency	132,303	7,243	—	—	—	139,546	118,189	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	US$	—	3,449	—	—	—	3,449	3,449	—	—	—
Foreign	Delta Air Lines, Inc.	USA	US$	—	14,721	—	—	—	14,721	14,721	—	—	—
	Total			1,614,020	666,804	1,240,359	1,022,181	1,908,621	6,451,985	4,572,883
	Total consolidated			1,797,457	1,101,822	2,403,552	3,415,968	3,172,518	11,891,317	8,425,926

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
97.023.000-9	GOLDMAN SACHS	U.S.A.	US$	44,721	127,878	302,953	1,192,355	—	1,667,907	1,089,000	Quarterly	20.31	15.04

Obligations with the public
97.030.000-7	SANTANDER	Chile	UF	—	3,230	6,409	6,409	182,647	198,695	160,214	At Expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	153,813	307,625	697,438	793,625	1,952,501	1,150,000	At Expiration	15.00	13.38
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	6	6	3	At Expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,940	17,082	41,319	40,578	120,730	225,649	171,704	Quarterly	6.98	6.98
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,948	16,928	42,098	40,736	54,056	159,766	132,585	Quarterly / Monthly	8.76	8.76

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	452	1,348	43,531	43,494	16,665	105,490	99,109	Quarterly	2.29	2.05
0-E	MUFG	U.S.A.	US$	12,919	37,926	16,649	—	—	67,494	64,102	Quarterly	7.11	7.11
0-E	CREDIT AGRICOLE	France	US$	6,451	33,576	75,714	243,842	—	359,583	266,768	At Expiration	9.43	9.43

Financial lease
0-E	NATIXIS	France	US$	10,653	30,443	73,474	70,443	94,995	280,008	215,357	Quarterly	7.58	7.58
0-E	US BANK	U.S.A.	US$	17,984	50,411	17,681	—	—	86,076	84,177	Quarterly	4.41	3.16
0-E	EXIM BANK	U.S.A.	US$	3,262	9,389	216,015	148,582	75,118	452,366	413,072	Quarterly	4.13	3.31
0-E	BANK OF UTAH	U.S.A.	US$	5,891	17,705	47,590	54,357	117,597	243,140	172,582	Monthly	10.71	10.71

Others loans
0-E	OTHERS (*)	Chile	US$	104	—	—	—	—	104	104	At Expiration	—	—
	TOTAL			114,325	499,729	1,191,058	2,538,234	1,455,439	5,798,785	4,018,777
(•)Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: TAM S.A. Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial Leases
0-E	NATIXIS	France	US$	510	1,530	4,080	9,886	—	16,006	16,006	Semiannual/Quarterly	—	—

	TOTAL			510	1,530	4,080	9,886	—	16,006	16,006

´

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2023
Debtor: LATAM Airlines Group S.A. Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Annual
												Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	139,599	419,554	1,116,682	928,238	1,685,262	4,289,335	2,894,195	—	—	—
	OTHER ASSETS	OTHERS	US$	2,523	7,276	14,863	846	1,404	26,912	25,680	—	—	—
			CLP	19	57	94	—	—	170	135	—	—	—
			UF	557	1,255	2,906	2,426	5,099	12,243	11,097	—	—	—
			COP	122	308	266	148	—	844	667	—	—	—
			EUR	63	101	172	23	—	359	296	—	—	—
			BRL	2,314	6,871	15,177	14,438	25,742	64,542	35,841	—	—	—
			MXN	24	71	8	—	—	103	84	—	—	—
Trade and other accounts payables
	OTHERS	OTHERS	US$	846,541	7,063	—	—	—	853,604	709,933	—	—	—
			CLP	44,593	8,072	—	—	—	52,665	64,317	—	—	—
			BRL	309,999	7,671	—	—	—	317,670	409,474	—	—	—
			Other currency	178,740	5,522	—	—	—	184,262	118,189	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	US$	—	2,312	—	—	—	2,312	2,312	—	—	—
Foreign	Delta Air Lines, Inc.	USA	US$	—	5,132	—	—	—	5,132	5,132	—	—	—

	Total			1,525,094	471,265	1,150,168	946,119	1,717,507	5,810,153	4,277,352
	Total consolidated			1,639,929	972,524	2,345,306	3,494,239	3,172,946	11,624,944	8,312,135

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

As of September 30, 2024, the Company maintains guarantees for US$3.4 million corresponding to derivative transactions. The decrease is due to: i) Lower collateral transfers to bank counterparties at the time of contract closing and ii) changes in fuel prices, exchange rates and interest rates. At the end of 2023, the Company had guarantees for US$12.8 million corresponding to derivative transactions.

3.2.    Capital risk management

The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group's companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The Company's international credit rating is the result of its ability to meet its long-term financial commitments. As of September 30, 2024, The Company has a national scale rating of BBB+ with positive outlook by Fitch and a rating of BBB with positive outlook by Feller. On an international scale, it has a rating of BB- with a positive outlook by Standard & Poor's, a rating of Ba2 with a stable outlook by Moody's and a rating of BB- with a positive outlook by Fitch.

3.3.     Estimates of fair value.

At September 30, 2024, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.    Derivative financial instruments:

This category includes the following instruments:

-Fuel derivative contracts,

-Currency derivative contracts,

-Interest rate derivative contracts.

2.    Financial Investments:

This category includes the following instruments:

-Investments in short-term Mutual Funds (cash equivalent).

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of September 30, 2024				As of December 31, 2023
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Assets
Cash and cash equivalents	120,912	120,912	—	—	89,706	89,706	—	—
Short-term mutual funds	120,912	120,912	—	—	89,706	89,706	—	—

Other financial assets, current	4,811	—	4,811	—	22,136	—	22,136	—
Fair value of fuel derivatives	3,222	—	3,222	—	22,136	—	22,136	—
Fair value of foreign currency derivative	1,589	—	1,589	—	—	—	—	—

Other financial assets, non-current	3,407	—	3,407	—	—	—	—	—
Fair value of fuel derivatives	3,407	—	3,407	—	—	—	—	—

Liabilities

Other financial liabilities, current	6,508	—	6,508	—	1,544	—	1,544	—
Fair value of interest rate derivatives	2,268	—	2,268	—	—	—	—	—
Fair value of fuel price derivatives	4,240	—	4,240	—	—	—	—	—
Fair value of foreign currency derivatives	—	—	—	—	1,544	—	1,544	—

Additionally, at September 30, 2024, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of September 30, 2024		As of December 31, 2023
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	1,889,293	1,889,293	1,625,055	1,625,055
Cash on hand	1,965	1,965	2,019	2,019
Bank balance	952,460	952,460	552,187	552,187
Overnight	58,682	58,682	75,236	75,236
Time deposits	876,186	876,186	995,613	995,613
Other financial assets, current	61,113	61,113	152,683	152,683
Other financial assets	61,113	61,113	152,683	152,683
Trade debtors, other accounts receivable and Current accounts receivable	1,267,356	1,267,356	1,385,910	1,385,910
Accounts receivable from entities related, current	19	19	28	28
Other financial assets, non-current	48,270	48,270	34,485	34,485
Accounts receivable, non-current	12,785	12,785	12,949	12,949

Other current financial liabilities	682,146	909,008	594,519	867,791
Accounts payable for trade and other accounts payable, current	2,105,366	2,105,366	1,765,279	1,765,279
Accounts payable to entities related, current	18,170	18,170	7,444	7,444
Other financial liabilities, non current	6,426,075	6,509,733	6,341,669	6,174,294
Accounts payable, non current	458,994	458,994	418,587	418,587

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities..

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, revenue, expenses and commitments. Basically, these estimates refer to:

(a)     Impairment of Intangible asset with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rates, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by management as these variables are inherently uncertain; however, the assumptions used are consistent with the Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates as necessary in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are shown in Note 15.

(b)     Depreciation expense and impairment of Properties, Plant and Equipment

The depreciation of assets is calculated based on a straight-line basis, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according to the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may result in a useful life different from what has been estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that the assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

The Company has concluded that the Properties, Plant and Equipment cannot generate cash inflows to a large extent independent of other assets, therefore the impairment assessment is made as an integral part of the only Cash Generating Unit maintained by the Company, Air Transport. The Company checks when there are signs of impairment, whether the assets have suffered any impairment losses at the Cash Generated Unit level.

(c)     Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers tax planning strategies, historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate and fuel price consistent with those used in the impairment analysis of the group's cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d)     Air tickets sold that will not be finally used.

The Company records the sale of air tickets as deferred revenue. Ordinary revenue from the sale of tickets is recognized in the statement of income when the passenger transportation service is provided or expires due to non-use. The Company evaluates the probability of expiration of air tickets on a monthly basis, based on the history of use. A change in this probability could impact revenue in the year in which the change occurs and in future years.

As of September 30, 2024, deferred revenues associated with air tickets sold amount to ThUS$1,985,165 (ThUS$2,009,242 as of December 31, 2023). A hypothetical change of one percentage point in the probability of expiration of up to ThUS$10,409 per month (ThUS$10,150 as of December 31, 2023).

(e)     Valuation of the miles and points awarded to the holders of the loyalty programs, pending use.
As of September 30, 2024, deferred revenue associated with the LATAM Pass loyalty program from Spanish-speaking countries increased to ThUS$987,541 (ThUS$1,099,580 as of December 31, 2023). An hypothetical change of one percentage point in the probability of redemption would translate into a cumulative impact of ThUS$32,935 on the results of 2024 (ThUS$31.339 as of September 30, 2023). Deferred revenue associated with the LATAM Pass Brazil loyalty program increased to ThUS$230,798 as of September 30, 2024 (ThUS$179,151 as of December 31, 2023). An hypothetical change of one percentage point in the exchange probability would result in an accumulated impact of ThUS$5,786 on the results of 2023 (ThUS$4,648 as of September 30, 2023).
The company, in conjunction with an external consultant, estimates the probability of non-use based on a predictive model, according to the redemption behaviors and validity of miles and points using significant judgments and critical assumptions which consider the historical use activity and the expected use pattern.

(f)     Legal Contingencies

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events, the likelihood of loss being incurred and when determining whether a reliable estimate of the loss can be made. The Company assesses its liabilities and contingencies based upon the best information available, uses the knowledge, experience and professional judgment to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters. If we are unable to reliably estimate the obligation or conclude no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but the contingency is disclosed in the notes to the consolidated financial statements.

Company recognized as the present obligation under an onerous contract as a provision when a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

(g)     Leases

In year 2022, as a result of the arrival of new aircraft and the significant change in the flows of many current contracts, the Company evaluated the relevance in the current scenario of continuing to use the implicit rate, a methodology used in recent years, or whether it should in instead use a different approximation for calculating the rate. It was concluded that the implicit rate was not being able to reflect the economic environment in which the company operates, therefore it was not accurately representing the Company's indebtedness conditions. Because of this, all new contracts entered into from 2022 and all contracts that were modified from 2022 used the incremental rate. Existing contracts that remained unchanged continued using the original implicit discount rate.

(i)Discount rate

To determine the present value of lease payments, the Company uses the implicit rate in the contracts when it is easily determinable. Otherwise, it uses the lessee's estimated incremental borrowing rate, which is derived from the information available at the lease commencement date. We consider our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates. A one percentage point decrease in our estimate of the rates used in determining the current lease liabilities for the registered fleet as of September 30, 2024, would increase the lease liability by approximately US$118 million (US$111 million as of December 31, 2023).

(ii)Lease term

In determining the lease term, all facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the lessee's control.

These estimates are made based on the best information available on the events analyzed.

In any case, it is possible that events that may take place in the future make it necessary to modify them in future periods, which would be done prospectively.

NOTE 5 - SEGMENT INFORMATION

As of September 30, 2024, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	for the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Peru	818,617	705,286	299,121	276,447
Argentina	189,364	192,901	58,926	56,052
U.S.A.	961,063	769,491	332,855	240,449
Europe	671,899	592,727	241,732	184,625
Colombia	494,973	473,725	164,147	184,828
Brazil	4,133,187	3,543,788	1,400,565	1,350,769
Ecuador	272,203	247,947	85,649	83,601
Chile	1,429,702	1,410,122	476,505	492,522
Asia Pacific and rest of Latin America	524,693	493,053	185,722	155,228
Income from ordinary activities	9,495,701	8,429,040	3,245,222	3,024,521
Other operating income	142,831	108,947	42,060	31,944

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.
The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Cash on hand	1,965	2,019
Bank balances (1)	952,460	552,187
Overnight	58,682	75,236
Total Cash	1,013,107	629,442
Cash equivalents
Time deposits	876,186	995,613
Mutual funds	120,912	89,706
Total cash equivalents	997,098	1,085,319
Total cash and cash equivalents	2,010,205	1,714,761
(1) As of September 30, 2024, within the item bank balances are ThUS$850,321 related to banks accounts that pay interest to the Company for the daily or monthly balances (ThUS$391,966 as of December 31, 2023)

Cash and cash equivalents are denominated in the following currencies:

Currency	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Argentine peso	5,854	3,438
Brazilian real	327,106	520,796
Chilean peso	37,511	47,933
Colombian peso	56,055	36,326
Euro	15,407	25,329
US Dollar	1,517,864	1,020,467
Pound Sterling	3,481	5,073
Mexican peso	4,900	8,159
R.P. Chinese Yuan	15,795	20,801
Other currencies	26,232	26,439
Total	2,010,205	1,714,761

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of September 30, 2024 (Unaudited)

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,889,293	120,912	—	2,010,205
Other financial assets, current	61,113	—	4,811	65,924
Trade and others accounts receivable, current	1,267,356	—	—	1,267,356
Accounts receivable from related entities, current	19	—	—	19
Other financial assets, non current	48,270	—	3,407	51,677
Accounts receivable, non current	12,785	—	—	12,785
Total	3,278,836	120,912	8,218	3,407,966

Liabilities	Measured at amortized cost	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	682,146	6,508	688,654
Trade and others accounts payable, current	2,105,366	—	2,105,366
Accounts payable to related entities, current	18,170	—	18,170
Other financial liabilities, non-current	6,426,075	—	6,426,075
Accounts payable, non-current	458,994	—	458,994
Total	9,690,751	6,508	9,697,259

As of December 31, 2023

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,625,055	89,706	—	1,714,761
Other financial assets, current	152,683	—	22,136	174,819
Trade and others accounts receivable, current	1,385,910	—	—	1,385,910
Accounts receivable from related entities, current	28	—	—	28
Other financial assets, non current	34,485	—	—	34,485
Accounts receivable, non current	12,949	—	—	12,949
Total	3,211,110	89,706	22,136	3,322,952

Liabilities	Measured at amortized cost	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	594,519	1,544	596,063
Trade and others accounts payable, current	1,765,279	—	1,765,279
Accounts payable to related entities, current	7,444	—	7,444
Other financial liabilities, non-current	6,341,669	—	6,341,669
Accounts payable, non-current	418,587	—	418,587
Total	9,127,498	1,544	9,129,042

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	1,231,440	1,185,792
Other accounts receivable	102,651	277,845
Total trade and other accounts receivable	1,334,091	1,463,637
Less: Expected credit loss	(53,950)	(64,778)
Total net trade and accounts receivable	1,280,141	1,398,859
Less: non-current portion – accounts receivable	(12,785)	(12,949)
Trade and other accounts receivable, current	1,267,356	1,385,910

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation depending on the characteristics of shared credit risk and maturity.

	As of September 30, 2024			As December 31, 2023
Portfolio maturity	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
	Unaudited
Up to date	1%	1,146,127	(8,059)	1%	1,022,845	(12,672)
From 1 to 90 days	4%	29,119	(1,113)	3%	102,977	(2,989)
From 91 to 180 days	20%	12,428	(2,479)	25%	8,350	(2,048)
From 181 to 360 days	68%	4,732	(3,209)	44%	7,868	(3,491)
Over 360 days	100%	39,034	(39,090)	100%	43,752	(43,578)
Total		1,231,440	(53,950)		1,185,792	(64,778)

(1)Corresponds to the consolidated expected rate of accounts receivable.
(2)The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of Trade and other accounts receivable and non-current accounts receivable are as follow:

Currency	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Argentine Peso	13,265	13,827
Brazilian Real	814,664	825,749
Chilean Peso	80,342	75,050
Colombian Peso	14,397	12,720
Euro	96,885	90,699
US Dollar	219,453	344,347
Australian Dollar	4,059	5,097
Japanese Yen	4,461	4,695
Pound Sterling	4,056	3,390
Peruvian Sol	1,031	7,640
Korean Won	11,017	5,882
Other Currencies	16,511	9,763
Total	1,280,141	1,398,859

Movements of the expected credit losses of Trade accounts receivables are as follows:

	Opening balance	Write-offs	(Increase) Decrease	Closing balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2023 (Unaudited)	(67,232)	3,215	(996)	(65,013)
From October 1 to December 31, 2023 (Unaudited)	(65,013)	3,907	(3,672)	(64,778)
From January 1 to September 30, 2024 (Unaudited)	(64,778)	5,061	5,767	(53,950)
Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.
The historical and current renegotiations are not significant, and the policy is to analyze case by case to classify them according to the existence of risk, determining they need to be reclassified to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of September 30, 2024 (Unaudited)			As of December 31, 2023
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,231,440	(53,950)	1,177,490	1,185,792	(64,778)	1,121,014
Other accounts receivable	102,651	—	102,651	277,845	—	277,845

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of September 30, 2024	As of December 31, 2023
					ThUS$	ThUS$
					Unaudited
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2
96.810.370-9	Inversiones Costa Verde S.A.	Related director	Chile	CLP	16	25
81.062.300-4	Costa Verde Aeronautica S.A.	Shareholder	Chile	CLP	1	—
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	ARS	—	1
	Total current assets				19	28

(b)Accounts payable

					Current liabilities
Tax No.	Related party	Relationship	Country of origin	Currency	As of September 30, 2024	As of December 31, 2023
					ThUS$	ThUS$
					Unaudited
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	3,449	2,312
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A.	US$	14,721	5,132
	Total current liabilities				18,170	7,444

Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the liabilities of the period 2024 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Technical stock (*)	427,398	540,342
Non-technical stock (**)	52,436	52,538
Total	479,834	592,880

(*) Correspond to spare parts and materials that will be used in both own and third-party maintenance services.

(**) Consumption of on-board services, uniforms and other indirect materials

These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	50,858	45,621
Provision for obsolescence Non-technical stock	6,857	5,228
Total	57,715	50,849

The resulting amounts do not exceed the respective net realization values.

As of September 30, 2024, the Company registered ThUS$215,526 (ThUS$233,693 for the period ended September 30, 2023), the income statements, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a)    The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(1) Other financial assets

Deposits in guarantee (aircraft)	27,226	31,624	23,013	9,736	50,239	41,360
Guarantees for margins of derivatives	1,940	12,829	—	—	1,940	12,829
Other investments	—	—	493	494	493	494
Other guarantees given	31,947	108,230	24,764	24,255	56,711	132,485
Subtotal of other financial assets	61,113	152,683	48,270	34,485	109,383	187,168

(2) Hedging derivative asset

Fair value of foreign currency derivatives	1,589	—	—	—	1,589	—
Fair value of fuel price derivatives	3,222	22,136	3,407	—	6,629	22,136
Subtotal of derivative assets	4,811	22,136	3,407	—	8,218	22,136
Total Other Financial Assets	65,924	174,819	51,677	34,485	117,601	209,304

The different derivative hedging contracts maintained by the Company are described in Note 18.
(b)    The balances composition by currencies of the Other financial assets are as follows:

Type of currency	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Brazilian real	12,325	18,767
Chilean peso	3,091	6,440
Colombian peso	1,313	1,461
Euro	4,969	7,974
U.S.A dollar	93,350	171,852
Other currencies	2,553	2,810
Total	117,601	209,304

NOTE 12 - OTHER NON-FINANCIAL ASSETS
The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Advance payments
Aircraft insurance and other	35,278	25,992	—	—	35,278	25,992
Others	6,363	3,740	26,601	5,740	32,964	9,480
Subtotal advance payments	41,641	29,732	26,601	5,740	68,242	35,472

(b) Contract assets (1)
GDS costs	23,593	22,738	—	—	23,593	22,738
Credit card commissions	32,662	37,200	—	—	32,662	37,200
Travel agencies commissions	10,239	12,421	—	—	10,239	12,421
Subtotal advance payments	66,494	72,359	—	—	66,494	72,359

(c) Other assets
Sales tax	89,994	81,785	10,603	13,753	100,597	95,538
Other taxes	965	1,130	—	—	965	1,130
Contributions to the International Aeronautical Telecommunications Society (“SITA”)	628	258	271	739	899	997
Contributions to Aeronautical Service Companies	—	—	60	60	60	60
Judicial deposits	67,125	—	64,949	148,329	132,074	148,329
Subtotal other assets	158,712	83,173	75,883	162,881	234,595	246,054
Total Other Non - Financial Assets	266,847	185,264	102,484	168,621	369,331	353,885

(1) Movement of Contracts assets:

	Initial balance	Activation	Cumulative translation adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2023 (Unaudited)	48,566	175,122	5,432	(159,373)	69,747
From October 1 to December 31, 2023 (Unaudited)	69,747	67,595	(3,399)	(61,584)	72,359
From January 1 to September 30, 2024 (Unaudited)	72,359	181,391	(3,153)	(184,103)	66,494

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at September 30, 2024 and December 31, 2023, are detailed below:

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Current assets
Aircraft	42,265	100,658
Engines and rotables	461	2,012
Total	42,726	102,670
The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the period.
Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.
During 2020, 11 Boeing 767 aircraft were transferred from the Property, plant and equipment, to Non-current assets item or groups of assets for disposal classified as held for sale. During 2021, the sale of 5 aircraft was completed. During the year 2022 the sale of 3 aircraft was finalized and during the year 2023 the sale of 1 aircraft was finalized.

During 2021, associated with the fleet restructuring plan, 3 engines of the Airbus A350 fleet were transferred from the Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale, of which during the same year the sale of 1 engine was finalized. Additionally, during the year 2022, the sale of 1 engine was finalized and some materials and spare parts of this same fleet were transferred to Non-current assets or groups of assets for disposal classified as held for sale. During the year 2023, the sale of 1 engine, some spare parts, and materials was finalized.

During 2022, 28 Airbus A319 family aircraft were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$345 million of expenses were recognized within results as part of Other gains (losses) to record these assets at their net realizable value. During 2023, the engines associated with these aircraft were added, generating additional adjustments of US$39 million, which were recorded in the result as part of Other gains (losses), in order to register these assets at their net realizable value. During the year 2024 the sale of 24 aircraft was finalized.

During 2022, 6 aircraft and 8 engines of the Airbus A320 family were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale, and as of December 31, 2022, the sale of 3 aircrafts were finalized and as of December 31, 2023, the sale of 2 aircraft and 8 engines were finalized. As of September 30, 2024, the sale of 1 aircraft is finalized. During 2022, adjustments for US$25 million of expenses were recognized to record these assets at their net realizable value, and since the fleet restructuring process had already been completed, these adjustments were recorded in results as part of Other expenses by function.

During the year 2023, 6 Airbus A320 aircraft were transferred from the Property, Plant, and Equipment category to the Non-current Assets or Asset Groups held for sale category. Additionally, during the year 2023, adjustments of US$9 million in expenses were recognized to record these assets at their net realizable value. These adjustments were recorded in the results as part of Other expenses by function. During the year 2024, the sale of 6 aircraft was finalized.

During 2023, 1 Boeing 767 family aircraft was transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$3 million of expenses were recognized within results as part of Other expenses by function to record these assets at their net realizable value.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

Aircraft	Model	As of September 30, 2024	As of December 31, 2023
		Unaudited
Boeing 767	300F	3	3
Airbus A320 (*)	200	—	7
Airbus A319 (*)	100	4	28
Total		7	38

(*) As of September 30, 2024, 6 Airbus A320 aircraft and 24 Airbus A319 aircraft were sold and incorporated into the property, plant and equipment as a result of a sale and lease contract (see Note 16).

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)     Investments in subsidiaries
The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.
Detail of significant subsidiaries:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of September 30, 2024	As of December 31, 2023
			%	%
			Unaudited
Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89810	99.89810
Línea Aérea Carguera de Colombia S.A.	Colombia	US$	90.46000	90.46000
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional S.A.	Colombia	COP	99.23168	99.23168
TAM Linhas aéreas S.A.	Brazil	BRL	100.00000	100.00000
ABSA Aerolimhas Brasileiras S.A.	Brazil	US$	100.00000	100.00000
Transportes Aéreos del Mercosur S.A.	Paraguay	PYG	94.98000	94.98000

The consolidated subsidiaries do not have significant restrictions for transferring funds to the parent company.

Summary financial information of significant subsidiaries

	Statement of financial position as of September 30, 2024						Statement of Income for the 9 months period ended at September 30, 2024
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Latam Airlines Perú S.A.	466,285	434,212	32,073	354,955	331,988	22,967	1,277,854	62,512
Lan Cargo S.A.	459,426	141,906	317,520	242,508	163,277	79,231	327,059	17,441
Línea Aérea Carguera de Colombia S.A.	230,389	88,007	142,382	94,523	94,272	251	188,919	28,986
Transporte Aéreo S.A.	250,350	25,751	224,599	138,863	109,288	29,575	279,424	(15,025)
Latam Airlines Ecuador S.A.	139,445	134,539	4,906	136,964	123,924	13,040	228,014	(18,706)
Aerovías de Integración Regional S.A.	203,735	195,972	7,763	205,398	200,836	4,562	399,341	(52,959)
TAM Linhas Aéreas S.A.	3,926,663	2,326,027	1,600,636	2,447,697	1,695,308	752,389	4,547,171	529,545
ABSA Aerolinhas Brasileiras S.A.	497,282	491,471	5,811	536,589	515,080	21,509	123,677	(507)
Transportes Aéreos del Mercosur S.A.	49,792	47,080	2,712	29,774	27,817	1,957	41,662	4,353

	Statement of financial position as of December 31, 2023						Statement of Income for the 9 months period ended at September 30, 2023
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Latam Airlines Perú S.A.	334,481	312,628	21,853	285,645	281,208	4,437	1,012,621	(13,761)
Lan Cargo S.A.	391,430	122,877	268,553	189,019	157,003	32,016	248,846	(29,429)
Línea Aérea Carguera de Colombia S.A.	166,520	57,240	109,280	59,640	59,344	296	141,330	(12,066)
Transporte Aéreo S.A.	280,117	37,436	242,681	151,066	117,121	33,945	281,704	15,004
Latam Airlines Ecuador S.A.	152,676	149,155	3,521	131,488	120,917	10,571	178,667	(1,720)
Aerovías de Integración Regional S.A.	191,878	186,612	5,266	185,799	182,923	2,876	361,504	(9,185)
TAM Linhas Aéreas S.A.	4,119,149	2,417,115	1,702,034	3,024,805	2,061,406	963,399	3,972,330	437,865
ABSA Aerolinhas Brasileiras S.A.	500,177	490,548	9,629	538,982	510,978	28,004	115,242	(18,634)
Transportes Aéreos del Mercosur S.A.	49,713	46,976	2,737	26,772	24,833	1,939	37,024	6,401

(b)     Non-controlling interests

Equity	Tax No.	Country of origin	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Latam Airlines Perú S.A.	Foreign	Peru	0.19000	0.19000	212	93
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77400	(5,460)	(5,049)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(5,656)	(8,421)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	1,005	1,152
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	218	198
Total					(9,681)	(12,027)

			For the 9 months period ended At September 30,		For the 9 months period ended At September 30,		For the 3 months period ended At September 30,
Incomes	Tax No.	Country of origin	2024	2023	2024	2023	2024	2023
			%	%	ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	119	(26)	52	320
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77181	(407)	(74)	(96)	(25)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	2,766	(1,151)	1,282	(264)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	219	321	71	426
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	27	(49)	(4)	(36)
Other companies					—	—	—	3
Total					2,724	(979)	1,305	424

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	608,684	658,949	608,684	658,949
Loyalty program	195,173	219,636	195,173	219,636
Computer software	177,809	156,337	661,284	597,164
Developing software	104,320	117,010	104,320	117,010
Other assets	211	54	1,526	1,369
Total	1,086,197	1,151,986	1,570,987	1,594,128

a)Movement in Intangible assets other than goodwill:

	Computer software and others Net	Developing software	Airport slots	Loyalty program	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	143,575	107,652	625,368	203,791	1,080,386
Additions	199	64,189	—	—	64,388
Transfer software and others	43,903	(44,473)	—	—	(570)
Foreign exchange	1,473	267	24,648	8,551	34,939
Amortization	(43,962)	—	—	—	(43,962)
Closing balance as of September 30, 2023 (Unaudited)	145,188	127,635	650,016	212,342	1,135,181
Opening balance as of October 1, 2023 (Unaudited)	145,188	127,635	650,016	212,342	1,135,181
Additions	99	14,657	—	—	14,756
Transfer software and others	25,307	(25,455)	—	—	(148)
Foreign exchange	1,139	173	8,933	7,294	17,539
Amortization	(15,342)	—	—	—	(15,342)
Closing balance as of December 31, 2023	156,391	117,010	658,949	219,636	1,151,986
Opening balance as of January 1, 2024	156,391	117,010	658,949	219,636	1,151,986
Additions	66	65,927	22,666	—	88,659
Withdrawals	(2)	—	—	—	(2)
Transfer software and others	77,963	(77,702)	—	—	261
Foreign exchange	(3,565)	(915)	(72,931)	(24,463)	(101,874)
Amortization	(52,833)	—	—	—	(52,833)
Closing balance as of September 30, 2024 (Unaudited)	178,020	104,320	608,684	195,173	1,086,197
The amortization of each period is recognized in the consolidated income statement within administrative expenses.
The cumulative amortization of computer software and others as of September 30, 2024 amounts to ThUS$484,790 (ThUS$442,142 as of December 31, 2023).

b)     Impairment Test Intangible Assets with an indefinite useful life

As of September 30, 2024, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of September 30, 2024, no indications of impairment have been identified for the Air Transport CGU, which require a new impairment test to be carried out.

As of December 31, 2023, in accordance with the accounting policy, the Company performed the annual impairment test.

The recoverable amount of the CGU was determined based on calculations of the value in use. These calculations use projections of 5 years of cash flows after taxes from the financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and the price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used for the CGU "Air transport" are determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

The recoverable values were determined using the following assumptions:

CGU Air transport
Annual growth rate (Terminal)%		0.0 – 4.3
Exchange rate	R$/US$	5.28 – 5.57
Discount rate based on the Weighted Average Cost of Capital (WACC)%		8.7 – 10.7
Fuel Price	US$/barrel	100

The result of the impairment test, which includes a sensitivity analysis of its main variables, showed that the recoverable amount exceeded the book value of the cash-generating unit, and therefore no impairment was identified.

The CGU is sensitive to annual growth rates, discounts and exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

	Increase WACC Maximum	Decrease rate Terminal growth Minimal	Increase fuel price Maximum US$/barrel
	%	%
Air Transportation CGU	10.7	0	100

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
a) Property, plant and equipment
Construction in progress (1)	448,320	258,246	—	—	448,320	258,246
Land	41,932	44,244	—	—	41,932	44,244
Buildings	124,843	129,036	(61,943)	(61,478)	62,900	67,558
Plant and equipment	11,303,982	10,738,500	(4,935,982)	(4,508,356)	6,368,000	6,230,144
Own aircraft (3) (4)	10,287,999	9,856,365	(4,672,625)	(4,259,729)	5,615,374	5,596,636
Other (2)	1,015,983	882,135	(263,357)	(248,627)	752,626	633,508
Machinery	26,635	29,092	(25,396)	(27,716)	1,239	1,376
Information technology equipment	162,754	163,382	(144,005)	(146,040)	18,749	17,342
Fixed installations and accessories	181,266	186,179	(131,551)	(131,769)	49,715	54,410
Motor vehicles	48,592	49,560	(43,431)	(44,385)	5,161	5,175
Leasehold improvements	255,387	266,631	(60,126)	(53,201)	195,261	213,430
Subtotal Properties, plant and equipment	12,593,711	11,864,870	(5,402,434)	(4,972,945)	7,191,277	6,891,925
b) Right of use
Aircraft (3)	5,617,354	5,388,147	(3,184,227)	(3,243,065)	2,433,127	2,145,082
Other assets	349,008	248,614	(209,078)	(194,491)	139,930	54,123
Subtotal Right of use	5,966,362	5,636,761	(3,393,305)	(3,437,556)	2,573,057	2,199,205
Total	18,560,073	17,501,631	(8,795,739)	(8,410,501)	9,764,334	9,091,130

(1) As of September 30, 2024, includes advances paid to aircraft and engine manufacturers for ThUS$423,719 (ThUS$242,069 as of December 31, 2023).
(2)     Consider mainly rotables and tools.
(3) As of September 30, 2024 , the additions of 7 aircraft, 3 Airbus A320 for ThUS$34,760 and 4 Boeing B777 for ThUS$194,520.
(4) There were reclassified to Non-current assets or groups of assets for disposal as held for sale the following aircrafts: As of December 31, 2023, 1 Boeing B767 and 6 Airbus A320 (see Note 13).

(a)        Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	388,810	44,349	68,996	6,304,848	16,609	37,072	423	160,027	7,021,134
Additions	6,848	—	—	607,590	4,345	1,317	—	35,310	655,410
Disposals	—	—	—	(1,307)	—	—	(16)	—	(1,323)
Retirements	(72)	—	—	(64,369)	(8)	(2)	—	—	(64,451)
Depreciation expenses	—	—	(3,077)	(532,113)	(4,133)	(6,494)	(51)	(7,440)	(553,308)
Foreign exchange	489	784	1,004	11,596	308	282	26	5,893	20,382
Other increases (decreases) (*)	(156,952)	(1,550)	1,175	(29,967)	321	18,028	—	5,023	(163,922)
Changes, total	(149,687)	(766)	(898)	(8,570)	833	13,131	(41)	38,786	(107,212)
Closing balance as of September 30, 2023 (Unaudited)	239,123	43,583	68,098	6,296,278	17,442	50,203	382	198,813	6,913,922

Opening balance as of October 1, 2023 (Unaudited)	239,123	43,583	68,098	6,296,278	17,442	50,203	382	198,813	6,913,922
Additions	1,987	—	—	263,050	1,449	2,929	—	13,556	282,971
Disposals	—	—	—	(1,394)	(1)	—	—	—	(1,395)
Retirements	(11)	—	—	(23,283)	(4)	—	—	—	(23,298)
Depreciation expenses	—	—	(1,027)	(184,477)	(1,785)	(2,295)	(17)	(2,745)	(192,346)
Foreign exchange	237	661	501	12,249	228	994	(14)	5,604	20,460
Other increases (decreases) (*)	16,910	—	(14)	(126,079)	13	2,579	—	(1,798)	(108,389)
Changes, total	19,123	661	(540)	(59,934)	(100)	4,207	(31)	14,617	(21,997)
Closing balance as of December 31, 2023 (Unaudited)	258,246	44,244	67,558	6,236,344	17,342	54,410	351	213,430	6,891,925

Opening balance as of January 1, 2024	258,246	44,244	67,558	6,236,344	17,342	54,410	351	213,430	6,891,925
Additions	14,052	—	—	712,146	6,736	366	—	6,686	739,986
Disposals	—	—	—	(335)	(8)	—	(2)	—	(345)
Retirements	—	—	—	(30,340)	(73)	(89)	—	—	(30,502)
Depreciation expenses	—	—	(3,009)	(566,182)	(4,270)	(6,634)	(49)	(7,506)	(587,650)
Foreign exchange	(567)	(2,312)	(1,649)	(50,030)	(850)	(2,491)	2	(19,762)	(77,659)
Other increases (decreases)	176,589	—	—	72,495	(128)	4,153	—	2,413	255,522
Changes, total	190,074	(2,312)	(4,658)	137,754	1,407	(4,695)	(49)	(18,169)	299,352
Closing balance as of September 30, 2024 (Unaudited)	448,320	41,932	62,900	6,374,098	18,749	49,715	302	195,261	7,191,277

(*) This Amount included the following aircrafts reclassified to Non-current assets or groups of assets for disposal as held for sale: As of December 31, 2023, 1 Boeing B767 ThUS$21,578 and 6 Airbus A320 Th    US$36,326.

(b)    Right of use assets:

	Aircraft	Others	Net right of use assets
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	1,326,821	63,706	1,390,527
Additions	585,383	2,389	587,772
Depreciation expense	(123,499)	(11,833)	(135,332)
Cumulative translate adjustment	42	3,286	3,328
Other increases (decreases)	(12,149)	(2,617)	(14,766)
Total changes	449,777	(8,775)	441,002
Closing balance as of September 30, 2023 (Unaudited)	1,776,598	54,931	1,831,529
Opening balance as of October 1, 2023 (Unaudited)	1,776,598	54,931	1,831,529
Additions	427,931	599	428,530
Depreciation expense	(55,071)	(2,983)	(58,054)
Cumulative translate adjustment	14	65	79
Other increases (decreases)	(4,390)	1,511	(2,879)
Total changes	368,484	(808)	367,676
Closing balance as of December 31, 2023	2,145,082	54,123	2,199,205

Opening balance as of January 1, 2024	2,145,082	54,123	2,199,205
Additions (*)	397,541	17,223	414,764
Depreciation expense	(200,557)	(10,916)	(211,473)
Cumulative translate adjustment	(183)	(3,276)	(3,459)
Other increases (decreases)	91,244	82,776	174,020
Total changes	288,045	85,807	373,852
Closing balance as of September 30, 2024 (Unaudited)	2,433,127	139,930	2,573,057
(*) As of September 30, 2024, the additions of 6 Airbus A320 aircraft and 24 Airbus A319 aircraft as a result of a sale and lease contract are considered.

(c)    Fleet composition

		Aircraft included in Property, plant and equipment				Aircraft included as Rights of use assets				Total fleet
Aircraft	Model	As of September 30, 2024		As of December 31, 2023		As of September 30, 2024		As of December 31, 2023		As of September 30, 2024	As of December 31, 2023
		Unaudited				Unaudited				Unaudited
Boeing 767	300ER	9	(3)	11	(3)	—		—		9	11
Boeing 767	300F	18	(2) (3)	16	(2) (3)	1		1		19	17
Boeing 777	300ER	8	(4)	4		2	(4)	6		10	10
Boeing 787	8	4		4		6		6		10	10
Boeing 787	9	2		2		25		24		27	26
Airbus A319	100	11	(2)	11	(2)	25		1		36	12
Airbus A320	200	86	(2) (4)	83	(2)	49	(4)	46	(1)	135	129
Airbus A320	NEO	1		1		24		23		25	24
Airbus A321	200	19		19		30		30		49	49
Airbus A321	NEO	—		—		14		7		14	7
Total		158		151		176		144		334	295

(1) Include one aircraft with a short-term lease, which was excluded from the right of use.
(2) Some aircraft of these fleets were reclassified to non-current assets or groups of assets for disposal as held for sale, (see Note 13).

(3) Considers the conversions from Boeing 767-300ER to Boeing 767-300F Aircraft.
(4) 7 aircraft from these fleets (3 Airbus A320 and 4 Boeing B777) were transferred from right of use assets to plants and equipment.

(d)    Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Depreciation method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*) Except in the case of Boeing 767-300ER, Boeing 777-300ER, Airbus A320 Family and Boeing 767-300F fleets which consider a lower residual value, due to the extension of their useful life to 22, 23, 25 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

(e)     Additional information regarding Property, plant and equipment:
(i)     Property, plant and equipment pledged as guarantee:
Description of Property, plant and equipment pledged as guarantee:

				As of September 30, 2024		As of December 31, 2023
Guarantee agent (1)	Creditor company	Committed Assets	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
				ThUS$	ThUS$	ThUS$	ThUS$
				Unaudited
Wilmington Trust Company	MUFG	Aircraft and engines	Airbus A319	—	—	2,703	12,326
			Airbus A320	—	—	17,441	151,873
			Boeing 767	—	—	20,427	143,281
Wilmington	Wilmington Trust Company	Aircraft and engines	Boeing 777	119,643	135,396	132,585	144,186

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	3,313	2,765	3,413	3,752
			Airbus A320	184,466	130,776	190,001	142,075
			Airbus A321	5,832	4,050	6,007	4,393
			Boeing 767	8,591	23,000	8,849	23,018
			Boeing 787	56,794	36,378	58,499	38,971

Bank Of Utah	BNP Paribas	Aircraft and engines	Boeing 787	162,709	199,375	171,704	208,601
Total direct guarantee				541,348	531,740	611,629	872,476

1.For syndicated loans, given their own characteristics, the guarantee agent is the representative of the creditors.

The amounts of the current debts are presented at their nominal value. The net book values correspond to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets booked within Property, Plant and Equipment whose total debt as of September 30, 2024, amounts to Th$US$820,576 (ThUS$898,166 as of December 31, 2023). The book value of the assets with indirect guarantees as of September 30, 2024, amounts to ThUS$1,744,333 (ThUS$1,925,069 as of December 31, 2023).

As of September 30, 2024, the Company keeps valid letters of credit related to right of use assets according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
Celestial Aviation Services Limited	LATAM Airlines Group S.A.	Three letters of credit	5,544	Dec 6, 2024
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	22,943	Apr 29, 2025
			28,487

(ii)    Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Gross book value of fully depreciated property, plant and equipment still in use	290,785	288,454
Commitments for the acquisition of aircraft (*)	20,300,000	15,700,000

(*) According to the manufacturer’s price list.

Aircraft purchase commitments:

	Year of delivery
Manufacturer	2024	2025	2026	2027-2030	Total
Airbus S.A.S.
A320neo Family	2	8	12	66	88
The Boeing Company
Boeing 787-9	-	-	-	15	15
Total	2	8	12	81	103

As of September 30, 2024, as a result of the different aircraft purchase contracts signed with Airbus S.A.S., 88 Airbus of the A320 family aircraft with deliveries between 2024 and 2030, remain to be received. The approximate amount, according to manufacturer list prices, is ThUS$13,800,000.

As of September 30, 2024, as a result of the different aircraft purchase contracts signed with The Boeing Company, 15 Boeing aircraft of the 787 with deliveries between 2027 and 2030, remain to be received. The approximate amount, according to manufacturer list prices, is ThUS$6,500,000.

The delivery dates of some of these aircraft could be modified as a result of the continuous discussions that are held with suppliers in the context of the current manufacturers' supply chain.

Aircraft operational lease commitments:

As of September 30, 2024, as a result of the different aircraft operating lease contracts signed with AerCap Holdings N.V., 4 aircraft Boeing 787 Dreamliner aircraft with delivery date between 2025 and 2026, remain to be received.

As of September 30, 2024, as a result of the various aircraft operating lease contracts signed with China Aircraft Leasing Group Holdings Limited, 3 Airbus of the A320Neo family aircraft with a delivery date in 2025, remain to be received.

As of September 30, 2024, as a result of the various aircraft operating lease contracts signed with Air Lease Corporation, 5 Airbus model A321XLR aircraft with deliveries between 2026 and 2027, remain to be received.

As of September 30, 2024, as a result of the various aircraft operating lease contracts signed with BOC Aviation Limited, 3 Airbus of the A320Neo family aircraft with deliveries between 2024 and 2025, remain to be received.

As of September 30, 2024, as a result of the various aircraft operating lease contracts signed with WAMOS Air S.A., 2 Airbus model A330 aircraft with delivery date in 2024, remain to be received.

As of September 30, 2024, as a result of the various aircraft operating lease contracts signed with Maverick Leasing (Ireland) DAC, 3 Airbus of the A320Neo family aircraft with delivery date in 2025, remain to be received.

(iii)    Capitalized interest costs with respect to Property, plant and equipment.

		For the 9 months period ended at September 30,
		2024	2023
		Unaudited
Average rate of capitalization of capitalized interest costs	%	10.86	10.27
Costs of capitalized interest	ThUS$	19,964	5,237

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended September 30, 2024, the income tax provision was calculated and recorded, applying the semi-integrated tax system and a rate of 27%, based on the provisions of the Law. No. 21,210, published in the Official Gazette of the Republic of Chile, dated February 24, 2020, which updates the Tax Legislation.
The net result for deferred tax corresponds to the variation of the period, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.
For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on income tax expense.
(a)Current taxes
(a.1)    The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	56,156	18,982	—	—	56,156	18,982
Other recoverable credits	11,857	28,048	—	—	11,857	28,048
Total current tax assets	68,013	47,030	—	—	68,013	47,030

(a.2)    The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	4,127	2,371	—	—	4,127	2,371
Total current tax liabilities	4,127	2,371	—	—	4,127	2,371

(b)    Deferred taxes
The balances of deferred tax are the following:

	Assets		Liabilities
Concept	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Properties, Plants and equipment	(823,798)	(941,136)	55,674	70,745
Assets by right of use	(678,124)	(585,957)	104	54
Lease Liabilities	859,482	792,781	(137)	(74)
Amortization	(113,073)	(112,002)	—	10
Provisions	112,659	222,409	74,304	81,091
Revaluation of financial instruments	—	(889)	—	—
Tax losses	634,052	613,264	(69,501)	(86,320)
Intangibles	—	—	266,932	300,359
Other	15,245	16,312	15,439	16,494
Total	6,443	4,782	342,815	382,359
The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(b.1)      From January 1 to September 30, 2023 (Unaudited)

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,088,140)	(213,742)	—	—	(1,301,882)
Assets for right of use	(367,182)	(119,727)	—	—	(486,909)
Lease Liabilities	586,993	112,331	—	—	699,324
Amortization	(88,182)	(22,086)	—	—	(110,268)
Provisions	(60,386)	452,487	331	—	392,432
Revaluation of financial instruments	2,438	8,507	(151)	—	10,794
Tax losses (*)	946,659	(220,974)	—	—	725,685
Intangibles	(270,512)	(929)	—	(10,605)	(282,046)
Others	(398)	215	—	—	(183)
Total	(338,710)	(3,918)	180	(10,605)	(353,053)

(b.2)     From October 1 to December 31, 2023 (Unaudited)

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,301,882)	290,001	—	—	(1,011,881)
Assets for right of use	(486,909)	(99,102)	—	—	(586,011)
Lease Liabilities	699,324	93,531	—	—	792,855
Amortization	(110,268)	(1,744)	—	—	(112,012)
Provisions	392,432	(251,534)	420	—	141,318
Revaluation of financial instruments	10,794	(15,438)	3,755	—	(889)
Tax losses (*)	725,685	(26,101)	—	—	699,584
Intangibles	(282,046)	(5,278)	—	(13,035)	(300,359)
Others	(183)	1	—	—	(182)
Total	(353,053)	(15,664)	4,175	(13,035)	(377,577)

(b.3)     From January 1 to September 30, 2024 (Unaudited)

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,011,881)	132,409	—	—	(879,472)
Assets for right of use	(586,011)	(92,217)	—	—	(678,228)
Lease Liabilities	792,855	66,764	—	—	859,619
Amortization	(112,012)	(1,061)	—	—	(113,073)
Provisions	141,318	(103,978)	1,015	—	38,355
Revaluation of financial instruments	(889)	889	—	—	—
Tax losses (*)	699,584	3,969	—	—	703,553
Intangibles	(300,359)	226	—	33,201	(266,932)
Others	(182)	(12)	—	—	(194)
Total	(377,577)	6,989	1,015	33,201	(336,372)

(*) Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profits will be generated in the future. In total the Company has not recognized deferred tax assets for ThUS$3,376,461 at September 30, 2024 (ThUS$3,572,528 as of December 31, 2023) which include deferred tax assets related to negative tax results of ThUS$12,188,960 at September 30, 2024 (ThUS$12,206,634 at December 31, 2023).

(Expenses) / Income from deferred taxes and income tax:

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax (expense) benefit	(5,314)	(4,797)	21,517	(17,652)
Total current tax (expense) benefit	(5,314)	(4,797)	21,517	(17,652)
(Expense)/benefit for deferred tax recognition for tax losses (*)	245	16,178	245	16,178
Deferred income for relative taxes to the creation and reversal of temporary differences	6,989	(3,918)	6,187	4,850
Total deferred income tax	7,234	12,260	6,432	21,028
Income tax (expense)/benefit	1,920	7,463	27,949	3,376

Income tax (expense) / Income benefit:

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax (expense) benefit, foreign	(34,400)	(2,687)	(8,699)	(16,212)
Current tax (expense) benefit, domestic	29,086	(2,110)	30,216	(1,440)
Total current tax (expense) benefit	(5,314)	(4,797)	21,517	(17,652)
Foreign Deferred tax (expense) benefit, for tax losses compensation (*)	245	16,178	245	16,178
Deferred tax (expense) benefit, foreign	1,805	1,554	2,121	4,158
Deferred tax (expense) benefit, domestic	5,184	(5,472)	4,066	692
Total deferred tax (expense)benefit	7,234	12,260	6,432	21,028
Income tax (expense)/benefit	1,920	7,463	27,949	3,376

(*) As a result of an agreement reached with the Brazilian tax authority, in the 2023 TAM Linhas Aereas S.A. was authorized to use part of its available tax losses to pay some tax contingencies. As the company does not recognize a deferred tax asset for its available tax losses, it was necessary to register an income in order to write off the liability previously recognized regarding the relevant tax contingencies.

Income before tax from the Chilean legal tax rate (27% as of September 30, 2024 and 2023)

	For the 9 months period ended At September 30,		For the 9 months period ended At September 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	%	%
	Unaudited
Income tax benefit/(expense) using the legal tax rate	(190,576)	(132,417)	(27.00)	(27.00)
Tax effect of rates in other jurisdictions	(38,917)	(26,840)	(5.51)	(5.47)
Tax effect of non-taxable income	69,786	9,313	9.89	1.90
Tax effect of disallowable expenses	(6,470)	(9,227)	(0.92)	(1.88)
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	30,538	42,561	4.33	8.68
Deferred tax asset not recognized	132,245	128,537	18.74	26.21
Other increases (decreases)	5,314	(4,464)	0.74	(0.92)
Total adjustments to tax expense using the legal rate	192,496	139,880	27.27	28.52
Income tax benefit/(expense) using the effective rate	1,920	7,463	0.27	1.52

Deferred taxes related to items charged to equity:

	For the 9 months period ended At September 30,		For the 3 months period ended At September 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Aggregate deferred taxation of components of other comprehensive income	1,015	180	345	149

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	352,314	292,982
(b) Lease Liability	329,832	301,537
(c) Hedge derivatives	6,508	1,544
Total current	688,654	596,063

Non-current
(a) Interest bearing loans	3,503,108	3,675,212
(b) Lease Liability	2,922,967	2,666,457
Total non-current	6,426,075	6,341,669

(a)    Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Current
Bank loans (2)	52,471	53,141
Guaranteed obligations (4)	29,657	28,697
Other guaranteed obligations (1)	34,270	67,005
Subtotal bank loans	116,398	148,843
Obligation with the public (3)	78,550	34,731
Financial leases	157,366	109,304
Other loans	—	104
Total current	352,314	292,982

Non-current
Bank loans (2)	987,368	976,293
Guaranteed obligations (4)	252,413	275,225
Other guaranteed obligations (1)	324,913	363,345
Subtotal bank loans	1,564,694	1,614,863
Obligation with the public (3)	1,273,326	1,268,107
Financial leases	665,088	792,242
Total non-current	3,503,108	3,675,212
Total obligations with financial institutions	3,855,422	3,968,194

(1) The Company has two committed guaranteed credit lines or "Revolving Credit Facilities (RCF)" . As of July 15, 2024, both lines were modified and extended until July 2029, with amounts of US$800 million and US$750 million, respectively:

(a) The first committed credit line or "RCF I," amounting to US$800 million, is guaranteed by aircraft, engines, and spare parts. This line is fully available as of September 30, 2024.

(b) The second committed credit line or "RCF II," amounting to US$750 million, has intangible guarantees primarily related to the FFP business (LATAM Pass loyalty program), cargo business, certain slots, gates, and routes, as well as intellectual property and certain LATAM brands. This line is fully available as of September 30, 2024.

(2) As of September 30, 2024, the Company had a "Term Loan B Facility" of US$1.1 billion (US$1.081 billion outstanding as of September 30, 2024). This Term Loan B Facility was refinanced after the close of the third quarter of 2024, as noted in Note 2 and Note 36. As of September 30, 2024, this Term Loan B Facility included a minimum liquidity requirement, which stipulated that the Company must maintain a minimum liquidity of US$750 million, measured at the consolidated Company level (LATAM Airlines Group S.A.). If this requirement was not met, then obligations could be accelerated at the request of creditors to short-term obligations. As of September 30, 2024, the Company complied with the minimum liquidity requirement.

(3) As of September 30, 2024, the Company has outstanding senior secured bonds under Rule 144-A and Regulation S of the United States Securities and Exchange Commission at 13.375% maturing in 2027 with a total principal amount of US$450 million ("2027 Bonds") and senior secured bonds under Rule 144-A and Regulation S of the United States Securities and Exchange Commission at 13.375% maturing in 2029 with a total principal amount of US$700 million ("2029 Bonds"). The 2027 Bonds were refinanced after the close of the third quarter of 2024, as noted in Note 2 and Note 36. As of September 30, 2024, both the 2027 Bonds and the 2029 Bonds included a minimum liquidity requirement, which stipulated that the Company must maintain a minimum liquidity of US$750 million, measured at the consolidated Company level (LATAM Airlines Group S.A.). If this requirement was not met, then obligations could be accelerated at the request of creditors to short-term obligations. As of September 30, 2024, the Company complied with the minimum liquidity requirement.

(4) The US$275 million "Spare Engine Facility" (US$259 million outstanding as of September 30, 2024) includes a minimum liquidity requirement, which states that the Company must maintain a minimum liquidity of US$750 million, measured at the consolidated Company level (LATAM Airlines Group S.A.), and another requirement measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A., with a minimum level of US$400 million. If these requirements are not met, then obligations could be accelerated at the request of creditors to short-term obligations. As of September 30, 2024, the Company complies with the mentioned minimum liquidity requirement.

Balances by currency of interest bearing loans are as follows:

	As of September 30, 2024	As of December 31, 2023
Currency	ThUS$	ThUS$
	Unaudited
Chilean peso (U.F.)	164,196	160,730
US Dollar	3,691,226	3,807,464
Total	3,855,422	3,968,194

Interest-bearing loans due in installments to September 30, 2024 (Unaudited)
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values							Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Annual
																	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	GOLDMAN SACHS	U.S.A.	US$	2,750	8,250	22,000	1,047,750	—	1,080,750	44,221	8,250	22,000	965,368	—	1,039,839	Quarterly	20.22	14.95
Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	—	—	—	161,258	161,258	2,938	—	—	—	161,258	164,196	At Expiration	2.00	2.00
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	450,000	700,000	1,150,000	75,612	—	—	436,182	675,883	1,187,677	At Expiration	15.00	13.38
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	3,084	9,769	27,622	29,782	92,452	162,709	4,040	9,769	26,991	29,401	92,225	162,426	Quarterly	6.51	6.51
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,917	11,931	32,962	34,721	36,112	119,643	3,917	11,931	32,962	34,722	36,112	119,644	Quarterly/Monthly	8.02	8.02
Other guaranteed obligations
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	182	—	—	—	—	182	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	7,333	7,333	29,334	214,996	—	258,996	11,393	7,333	26,153	214,731	—	259,610	At Expiration	9.33	9.33
0-E	EXIM BANK	U.S.A.	US$	—	15,080	41,203	40,051	2,775	99,109	282	15,080	41,203	40,051	2,775	99,391	Quarterly	2.29	2.05
Financial leases
0-E	NATIXIS	France	US$	6,629	20,130	55,379	65,496	49,747	197,381	8,404	20,130	55,053	65,289	49,727	198,603	Quarterly	7.30	7.30
0-E	US BANK	U.S.A.	US$	13,501	17,492	—	—	—	30,993	13,199	17,492	—	—	—	30,691	Quarterly	4.76	3.34
0-E	EXIM BANK	U.S.A.	US$	—	83,673	171,607	116,768	41,024	413,072	1,858	83,673	170,710	116,768	41,022	414,031	Quarterly	4.11	3.29
0-E	BANK OF UTAH	U.S.A.	US$	2,784	7,786	28,674	46,871	78,538	164,653	2,784	7,786	28,674	46,871	78,538	164,653	Monthly	10.71	10.71
	Total			39,998	181,444	408,781	2,046,435	1,161,909	3,838,567	168,830	181,444	403,746	1,949,383	1,137,543	3,840,946

Interest-bearing loans due in installments to September 30, 2024 (Unaudited)
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values							Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization
	Tax No.	Creditor Country	Currency														Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	8,356	—	14,476	510	1,530	4,080	8,356	—	14,476	Quarterly	—	—
	Total			510	1,530	4,080	8,356	—	14,476	510	1,530	4,080	8,356	—	14,476
	Total consolidated			40,508	182,974	412,861	2,054,791	1,161,909	3,853,043	169,340	182,974	407,826	1,957,739	1,137,543	3,855,422

Interest-bearing loans due in installments to December 31, 2023
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values						Amortization	Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	SANTANDER	Spain	US$												—	Quarterly	—	—
0-E	GOLDMANSACHS	U.S.A.	US$	2,750	8,250	22,000	1,056,000	—	1,089,000	44,891	8,250	22,000	954,293	—	1,029,434	Quarterly	20.31	15.04
Obligations with the public
97.036.000- K	SANTANDER	Chile	UF	—	—	—	—	160,214	160,214	—	516	—	—	160,214	160,730	At Expiration	2.00	2.00
97.036.000- K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	450,000	700,000	1,150,000	—	34,215	—	434,204	673,686	1,142,105	At Expiration	15.00	13.38
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	2,912	9,168	26,772	28,945	103,907	171,704	3,936	9,168	26,121	28,553	103,541	171,319	Quarterly	6.98	6.98
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,854	11,693	32,356	34,083	50,599	132,585	3,900	11,693	32,356	34,083	50,571	132,603	Quarterly/Monthly	8.76	8.76
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	33	—	—	—	—	33	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	17	—	—	—	—	17	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	14,667	29,333	222,768	—	266,768	4,241	14,667	26,154	221,708	—	266,770	At Expiration	9.43	9.43
0-E	MUFG	U.S.A.	US$	11,768	35,960	16,374	—	—	64,102	11,805	35,960	16,374	—	—	64,139	Quarterly	7.11	7.11
0-E	EXIM BANK	U.S.A.	US$	—	—	40,662	42,122	16,325	99,109	282	—	40,662	42,122	16,325	99,391	Quarterly	2.29	2.05
Financial leases
0-E	NATIXIS	France	US$	6,516	19,779	54,443	56,972	77,647	215,357	8,559	19,779	54,117	56,754	77,555	216,764	Quarterly	7.58	7.58
0-E	US BANK	U.S.A.	US$	17,374	49,311	17,492	—	—	84,177	17,905	49,311	15,731	—	—	82,947	Quarterly	4.41	3.16
0-E	EXIM BANK	U.S.A.	US$	—	—	197,499	141,169	74,404	413,072	1,933	—	195,741	141,169	74,404	413,247	Quarterly	4.13	3.31
0-E	BANK OF UTAH	U.S.A.	US$	2,575	7,202	23,637	37,304	101,864	172,582	2,575	7,202	23,637	37,304	101,864	172,582	Monthly	10.71	10.71
Other loan
0-E	Various (*)		US$	104	—	—	—	—	104	104	—	—	—	—	104	At Expiration	—	—
	Total			47,853	156,030	460,568	2,069,363	1,284,963	4,018,777	100,181	190,761	452,893	1,950,190	1,258,163	3,952,188
(*)    Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2023
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

Tax No.		Creditor Country	Currency	Nominal values						Accounting values						Amortization	Annual
				Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value		Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	9,886	—	16,006	510	1,530	4,080	9,886	—	16,006	Semiannual/Quarterly	—	—
	Total			510	1,530	4,080	9,886	—	16,006	510	1,530	4,080	9,886	—	16,006
	Total consolidated			48,363	157,560	464,648	2,079,249	1,284,963	4,034,783	100,691	192,291	456,973	1,960,076	1,258,163	3,968,194

(b)    Lease Liability:

The movement of the lease liabilities corresponding to the period reported are as follow:

	Aircraft	Others	Lease Liability Total
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	2,134,972	81,482	2,216,454
New contracts	533,364	2,389	535,753
Lease termination	(2,455)	(1,724)	(4,179)
Renegotiations	(7,134)	571	(6,563)
Payments	(255,457)	(17,483)	(272,940)
Accrued interest	147,530	6,712	154,242
Exchange differences	—	1,155	1,155
Cumulative translation adjustment	4	(12)	(8)
Changes	415,852	(8,392)	407,460
Closing balance as of September 30, 2023 (Unaudited)	2,550,824	73,090	2,623,914
Opening balance as of October 1, 2023 (Unaudited)	2,550,824	73,090	2,623,914
New contracts	409,814	587	410,401
Lease termination	(10,803)	(88)	(10,891)
Renegotiations	(60)	1,648	1,588
Payments	(120,549)	(5,794)	(126,343)
Accrued interest	64,970	2,921	67,891
Exchange differences	—	1,123	1,123
Cumulative translation adjustment	2	309	311
Changes	343,374	706	344,080
Closing balance as of December 31, 2023	2,894,198	73,796	2,967,994
Opening balance as of January 1, 2024	2,894,198	73,796	2,967,994
New contracts	377,930	27,894	405,824
Lease termination	(52,699)	(540)	(53,239)
Renegotiations	97,778	69,544	167,322
Payments	(438,048)	(17,993)	(456,041)
Accrued interest	214,904	9,952	224,856
Exchange differences	—	(76)	(76)
Subsidiaries conversion difference	—	(3,841)	(3,841)
Changes	199,865	84,940	284,805
Closing balance as of September 30, 2024 (Unaudited)	3,094,063	158,736	3,252,799

The Company recognizes interest payments related to lease liabilities in the consolidated result under Finance costs (See Note 26(c)). The weighted average discount rates for calculation of lease liability are as follows.

	Discount rate September 2024	Discount rate December 2023
	Unaudited
Aircraft	9.14%	9.10%
Others	8.81%	6.43%

(c)     Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Fair value of interest rate derivatives	2,268	—	—	—	2,268	—
Fair value of fuel price derivatives	4,240	—	—	—	4,240	—
Fair value of foreign currency derivatives	—	1,544	—	—	—	1,544
Total hedge derivatives	6,508	1,544	—	—	6,508	1,544

The foreign currency derivatives correspond to options, forwards and swaps.
Hedging operation
The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

		As of September 30, 2024	As of December 31, 2023
		ThUS$	ThUS$
		Unaudited
Fuel options	(1)	2,389	22,136
Foreign currency derivative R$/BRL$	(2)	1,589	(1,544)
Interest rate swaps	(3)	(2,268)	—

(1)Hedge significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(2) Hedge significant variations in expected cash flows associated with the market risk implicit in changes in exchange rates, particularly the US$/BRL. These contracts are recorded as cash flow hedge contracts.

(3) They cover significant variations in cash flows associated with the market risk implicit in increases in the SOFR interest rate for long-term loans originated by the operational leases. These contracts are recorded as cash flow hedging contracts.

The Company only maintains cash flow hedges. In the case of fuel and currency hedges, the cash flows subject to said hedges will occur and will impact results in the next 15 months from the date of the consolidated statement of financial position.

All hedging operations have been performed for highly probable transactions. See Note 3.

See Note 24 (f) for reclassification to profit or loss for each hedging operation and Note 17 (b) for deferred taxes related.

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	1,694,675	1,408,201
(b) Accrued liabilities	410,691	357,078
Total trade and other accounts payables	2,105,366	1,765,279

(a)     Trade and other accounts payable:

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Trade creditors	1,379,365	1,176,985
Other accounts payable	315,310	231,216
Total	1,694,675	1,408,201

The details of Trade and other accounts payables are as follows:

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Maintenance and technical purchases	354,040	293,768
Boarding Fees	267,571	249,291
Aircraft Fuel	187,281	94,878
Airport charges and overflight	173,069	138,901
Handling and ground handling	157,436	133,114
Leases, maintenance and IT services	110,406	100,842
Other personnel expenses	87,770	96,351
Professional services and advisory	84,528	63,756
Services on board	63,917	58,365
Marketing	27,248	51,035
Aircraft Insurance	24,777	12,256
Air companies	23,088	26,371
Crew	19,250	25,936
Agencies sales commissions	6,311	16,899
Others	107,983	46,438
Total trade and other accounts payables	1,694,675	1,408,201

(b)     Liabilities accrued:

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	64,520	129,473
Accrued personnel expenses	145,521	97,733
Accounts payable to personnel (1)	169,917	114,769
Others accrued liabilities	30,733	15,103
Total accrued liabilities	410,691	357,078

(1) Participation in profits and bonuses (Note 22 letter b).

NOTE 20 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	3,329	7,003	362,587	614,882	365,916	621,885
Civil contingencies	880	7,702	133,618	142,305	134,498	150,007
Labor contingencies	469	367	207,220	155,501	207,689	155,868
Other	—	—	11,024	11,571	11,024	11,571
Provision for European
Commission investigation (2)	—	—	2,499	2,477	2,499	2,477

Total other provisions (3)	4,678	15,072	716,948	926,736	721,626	941,808

(1)Provisions for contingencies:

    The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.
    The civil contingencies correspond to different demands of civil order filed against the Company.The labor contingencies correspond to different demands of labor order filed against the Company.
    Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.
The Company maintains other judicial processes, individually and cumulatively , do not have a significant impact on these financial statements

(2)    Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.
(3)    Total other provision as of September 30, 2024, and December 31, 2023, include the fair value of the contingencies arising at the time of the business combination with TAM S.A and subsidiaries,with a probability of loss under 50%, which are not recognized in the normal course of IFRS Accounting Standards application and which only in the context of a business combination should be recognized under IFRS Accounting Standards.

Movement of provisions:

	Legal claims (1)	European Commission Investigation (1)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as January 1, 2023	940,140	2,397	942,537
Increase in provisions	343,989	—	343,989
Provision used	(51,462)	—	(51,462)
Difference by subsidiaries conversion	(28,844)	—	(28,844)
Reversal of provision	(238,217)	—	(238,217)
Exchange difference	373	(29)	344
Closing balance as of September 30, 2023 (Unaudited)	965,979	2,368	968,347

Opening balance as of October 1, 2023 (Unaudited)	965,979	2,368	968,347
Increase in provisions	105,417	—	105,417
Provision used	(19,382)	—	(19,382)
Difference by subsidiaries conversion	(40,719)	—	(40,719)
Reversal of provision	(71,901)	—	(71,901)
Exchange difference	(63)	109	46
Closing balance as of December 31, 2023	939,331	2,477	941,808

Opening balance as of January 1, 2024	939,331	2,477	941,808
Increase in provisions	370,600	—	370,600
Provision used	(67,631)	—	(67,631)
Difference by subsidiaries conversion	(86,578)	—	(86,578)
Reversal of provision	(431,989)	—	(431,989)
Exchange difference	(4,606)	22	(4,584)
Closing balance as of September 30, 2024 (Unaudited)	719,127	2,499	721,626

(1)See details of litigation and government investigations with a material impact in Note 30.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenue (1)(2)	3,101,056	3,044,664	197,535	348,936	3,298,591	3,393,600
Sales tax	11,685	17,801	—	—	11,685	17,801
Retentions	40,005	48,649	—	—	40,005	48,649
Other taxes	5,169	6,892	—	—	5,169	6,892
Dividends payable	211,510	174,549	—	—	211,510	174,549
Other sundry liabilities	14,673	9,351	—	—	14,673	9,351
Total other non-financial liabilities	3,384,098	3,301,906	197,535	348,936	3,581,633	3,650,842

Deferred Revenue Movement

		Deferred revenue
	Initial balance	(1) Recognition	Use	Loyalty program (Award and redeem)	Expiration of tickets	Translation Difference	Others provisions	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2023 (Unaudited)	2,953,289	10,319,641	(9,684,063)	(11,499)	(278,447)	40,760	(2,023)	3,337,658
From October 1 to December 31, 2023 (Unaudited)	3,337,658	3,919,318	(3,821,433)	29,179	(113,551)	44,228	(1,799)	3,393,600
From January 1 to September 30, 2024 (Unaudited)	3,393,600	11,484,699	(11,074,448)	(60,799)	(319,525)	(128,182)	3,246	3,298,591

(1)The balance includes mainly, deferred revenue for services not provided as of September 30, 2024 and December 31, 2023 and for the frequent flyer LATAM Pass program.

LATAM Pass is LATAM's frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles or points that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles or points LATAM Pass every time they fly in LATAM and other airlines associated with the program, as well as by buying in stores or use the services of a vast network of companies that have agreements with the program around the world.

(2)As of September 30, 2024, Deferred Income includes Th US$39.713 (Th US$40.500 as of December 31, 2023) related to the compensation from Delta Air Lines, Inc., which is recognized in the income statement based on the estimation of income differentials until until the end of the implementation of the strategic alliance.

NOTE 22 - EMPLOYEE BENEFITS

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Retirements payments	83,497	57,785
Resignation payments	8,305	11,537
Other obligations	70,783	53,296
Total liability for employee benefits	162,585	122,618

(a)    The movement in retirements, resignations and other obligations:

	Opening balance	Increase (decrease) current service provision	Benefits paid	Actuarial (gains) losses	Currency translation	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to September 30, 2023	93,488	44,888	(5,302)	(7,241)	(2,067)	123,766
From October 1 to December 31, 2023 (Unaudited)	123,766	13,548	(1,399)	(13,957)	660	122,618
From January 1 to September 30, 2024 (Unaudited)	122,618	72,884	(6,909)	(24,134)	(1,874)	162,585

The main assumptions used in the calculation of the provision in Chile are presented below:

	For the period ended At September 30,
Assumptions	2024	2023
	Unaudited
Discount rate	5.28%	5.93%
Expected rate of salary increase	3.00%	3.00%
Rate of turnover	2.96%	5.02%
Mortality rate	RV-2020	RV-2020
Inflation rate	3.12%	3.24%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate is based on the bonds issued by the Central Bank of Chile with a maturity of 20 years. The RV-2020 mortality tables correspond to those established by the Commission for the Financial Market of Chile. The inflation rates are based on the yield curves of the long term nominal and inflation adjusted bonds based on BCU and BCPs issued by the Central Bank of Chile.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 b.p.	(7,590)	(3,913)
Change in the accrued liability an closing for decrease of 100 b.p.	6,144	4,369
Rate of wage growth
Change in the accrued liability an closing for increase in 100 b.p.	5,549	4,133
Change in the accrued liability an closing for decrease of 100 b.p.	(7,322)	(3,811)

(b)    The liability for short-term:

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	169,917	114,769

(*)        Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c)    CIP (Corporate Incentive Plan)

With the aim of incentivizing the retention of talent among the executives of the Company and in response to the exit of the Chapter 11 Procedure, it was agreed to grant an extraordinary and exceptional incentive called Corporate Incentive Plan (hereinafter also "CIP"), which will be enforceable and paid subject to compliance with the terms, clauses and conditions approved at the Board meeting dated April 25, 2023. In summary, the CIP contemplates three categories oriented to three different groups or categories of employees, whether they are hired by the Company directly, or in other companies of the LATAM group. These categories are as follows: Non-Executive Employees; Executives Not part of the Global Executive Meeting o “GEM”; and GEM Executives. Employees in each of these groups are only eligible for the CIP that corresponds to their respective category. The terms of each of these CIP categories were communicated to the respective employees between the months of January to December 2023.

Below are more background on each of the different categories of the CIP. Additionally, in Note 33 describes in more detail the main terms and conditions of the last two categories of the CIP (i.e., Non-GEM Executives; and GEM Executives):

i)    Non-Executive Employees: The first subprogram was aimed at non-executive employees who, while hired in LATAM as of December 31, 2020, were still in their position as of April 30, 2023, which includes a fixed and guaranteed payment in cash on certain dates, depending on the country where the employee is hired.

This subprogram is available to those employees who were unable to qualify for one of the two     categories below, or who were able to do so, chose not to participate in them.

ii)    Executives Not part of the GEM: The second subprogram applies to senior executives not part of the GEM (Global Executive Meeting – Senior Managers, Managers, Assistant Managers). This program contemplates the creation of remuneration synthetic Units (hereinafter, simply "Units") that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A., and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that should be considered in accordance with CIP.

In this context, this program contemplates two different bonuses: (1) a withholding bonus, consisting of the amount in cash resulting from Units that are assigned to the respective employee, these Units being paid at 20% at month 15 and 80% at month 24, in each case, counted from the exit date of Chapter 11 Procedure (i.e., November 3, 2022) (the "Exit Date"). This is consequently a guaranteed payment for these employees; and (2) a bonus associated with the certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19 (b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is an eventual payment that is only made if these indicators are reached.

iii)     GEM Executives: The third subprogram applies to the Company´s GEM executives (Global Executive Meeting) (CEO and employees whose job description is "vice presidents" or "directors"). This program, in essence, contemplates the creation of remuneration synthetic Units that, by referential means, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that must be considered according to the CIP.

These Units are divided into:

(1) Units associated with the employee's permanence in the Company ("RSUs" – Retention Shares Units); and (2) Units associated with both the employee's permanence in the Company and the performance of LATAM Airlines Group S.A. ("PSUs" – Performance Shares Units). This performance is ultimately measured according to the share price of LATAM Airlines Group S.A. in the terms and conditions of the CIP.

Both the RSUs and the PSUs are consequently associated with the passage of time, becoming effective by partialities according to the calendar contemplated by the CIP. For the case of RSUs, having a vesting guaranteed by partialities as explained in more detail in Note 33. On the other hand, the PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. As explained in more detail in Note 33, PSUs constitute a contingent and non-guaranteed payment.

In addition, some GEM Executives will also be entitled to receive a fixed and guaranteed cash payment ("MPP" – Management Protection Plan) on certain dates according to the CIP. Those employees who are eligible for this MPP will also be eligible for a limited number of additional MSUs ("MPP Based RSUs").

In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.
During the year of 2024 until the month of September, the amount accrued related to this CIP was MUS$51.47, which is recorded in the "Administrative expenses" line of the Consolidated Statement of Income by Function. As of September 2024, the amount of this plan recorded in the consolidated statement of financial position is MUS$156.37.

(d)    Employment expenses are detailed below:

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Salaries and wages	1,001,039	936,128	339,651	343,771
Short-term employee benefits	165,320	127,426	54,543	47,971
Other personnel expenses	112,006	96,803	38,931	30,803
Total	1,278,365	1,160,357	433,125	422,545
NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	396,839	348,578
Fleet (JOL)	40,000	40,000
Airport and Overflight Taxes	2,633	11,337
Provision for vacations and bonuses	19,335	18,518
Other sundry liabilities	187	154
Total accounts payable, non-current	458,994	418,587

NOTE 24 - EQUITY

(a)    Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at September 30, 2024, amounts to ThUS$5,003,534 divided into 604,437,877,587 common stock of a same series (ThUS$5,003,534 divided into 604,437,877,587 shares as of December 31, 2023), a single series nominative, ordinary character with no par value. The total number of authorized shares of the Company as of September 30, 2024, corresponds to 604,441,789,335 shares. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of the Corporate Law and its regulations.

At the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to:

i) A decrease in the Company's capital for an amount of ThUS$7,501,896, without altering the number and characteristics of the shares into which it is divided, by absorbing the Company's accumulated losses as of December 31, 2022 for the same amount;

ii) Others decrease of the Company's capital for an amount of ThUS$178, without altering the number and characteristics of the shares into which it is divided, through the absorption of the equity account of "Treasury Shares" as of December 31, 2022 for the same amount, produced on the occasion of the January 2013 reduction of capital stock by operation of law that took place in accordance with the provisions of Article 27 of the Corporations Law.

iii) Deduction of the Company´s capital the account "Costs of issuing shares and new convertible notes, for an amount of ThUS$810,279.

On September 6, 2023, by public deed granted at the Notary of Santiago of Mr. Eduardo Diez Morello, under repertoire number 15,327-2023 entitled "Declaración de Colocación y Vencimiento Plazo de Colocación Bonos Convertibles "Series G", "Series H" and "Series I" and Reducción de Capital de Pleno Derecho", it was realized that on September 5, 2023 the maturity of the placement term (the "Placement Term") of Convertible Notes issued on the occasion of the capital increase agreed at the Company's Extraordinary Shareholders' Meeting held on July 5, 2022. Consequently, in accordance with the mentioned in number Four of Clause Six of the respective notes issuance contract (the "Issuance Agreement"), as of that date the amount placed against it remained unchanged, and consequently the Convertible Notes not placed on that date were null and void. For the sake of completeness, it was declared that upon maturity of the Placement Term, 123,605,720 Series G Convertible Notes and 37 Series I Convertible Notes (collectively, the "Unplaced Convertible Notes") remained unplaced, for an amount of US$123,605,720 and US$37, respectively (hereinafter, together, the "Unplaced Amount"). The conversion option of the Unplaced Convertible Notes was backed by 1,965,903,665 shares as equity.

Likewise, in the aforementioned deed it was realized that since all the Unplaced Convertible Bonds have been terminated, since they have been null and void, they cannot be converted into shares of the issuer, consequently reducing the Company's Capital Share by an amount equal to the Unplaced Amount.

Therefore, as of September 6, 2023, the amount of the Share Capital was reduced by law in the amount of ThUS$123,606, equivalent to 1,965,903,665 shares. As of that date, the total statutory share capital of the Company was reduced by law from the amount of ThUS$5,127,182, divided into 606,407,693,000 shares, of the same and unique series, without par value, to the amount of ThUS$5,003,576, divided into 604,441,789,335 shares, of which MUS$5,003,534, equivalent to 604,437,877,587 shares, are fully paid. To date, the balance of MUS$42, equivalent to 3,911,748 shares, are pending of subscription and payment and are intended exclusively to respond to the conversion of 42,398 Series H Convertible Notes.

All of the above was explained in detail at the Extraordinary Shareholders' Meeting of the Company held on April 25, 2024, in which it was agreed, among other things, (i) to record the aforementioned reduction by operation of law in the Share Capital, and the granting of the aforementioned public deed dated September 6, 2023; and (ii) on the basis of the above, adapt the Fifth permanent and First Transitory articles of the corporate statute, relating to share capital.

(b)     Movement of authorized shares

The following table shows the movement of the authorized, fully paid shares and back-up shares to be delivered in the event that the respective conversion option is exercised under the convertible notes currently issued by the Company:

	As of September 30, 2024 (Unaudited)				As of December 31, 2023
	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used
Opening Balance	604,441,789,335	604,437,877,587	3,911,748	—	606,407,693,000	604,437,584,048	4,205,287	1,965,903,665
Convertible Notes H	—	—	—	—	—	293,539	(293,539)	—
Reduction of full right (*)	—	—	—	—	(1,965,903,665)	—	—	(1,965,903,665)
Subtotal	—	—	—	—	(1,965,903,665)	293,539	(293,539)	(1,965,903,665)
Closing Balance	604,441,789,335	604,437,877,587	3,911,748	—	604,441,789,335	604,437,877,587	3,911,748	—

(*) See letter (a) above, in the same Note.

(c)     Share capital

The following table shows the movement of share capital:

Paid- in Capital
ThUS$
Initial balance as of January 1, 2023	13,298,486
Placement during the conversion options period - Convertible Notes G (1)	17,401
Absorption of Accumulated Losses as of December 31, 2022 (2)	(7,501,896)
Absorption of treasury shares (2)	(178)
Deduction of issuance and placement costs of shares and bonds convertible into shares (2)	(810,279)
Subtotal	(8,294,952)
Ending balance as of December 31, 2023	5,003,534
Initial balance as of January 1, 2024	5,003,534
There were no movements during the period	—
Ending balance as of September 30, 2024 (Unaudited)	5,003,534

(1)It only includes Convertible Notes bonds delivered as payment of debts recognized in Chapter 11.

(2)As explained in letter a) of this Note, at the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to absorb retained losses and reduce the Company's capital.

(d)    Treasury stock
At September 30, 2024, the Company held no treasury stock. The remaining of ThUS$(178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio. As explained in letter a) of this same Note, at the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, an absorption of the Company's capital was agreed for an amount of ThUS$178.

(e)     Other equity- Value of conversion right - Convertible Notes
(e.1)     Notes subscription
The Convertible Notes were issued to be place in exchange for a cash contribution, in exchange for settlement of Chapter 11 Proceeding or a combination of both. Convertible Notes issued in exchange for cash were valued at fair value (the cash received). Notes issued in exchange for settlement of Chapter 11 claims were valued considering the discount that each group of liabilities settled on at the emergence date. The table below shows the 3 Convertible Notes at their nominal values, the adjustment, if any, to arrive at their fair values and the amount of transaction costs. The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. The equity portion is recognized under Other equity at the time the Convertible Notes are issued.

	As of December 31, 2023
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Face Value	17,401	—	—	17,401
Adjustment to fair value Convertible Notes at the date of issue	(14,401)	—	—	(14,401)
Subtotal	(14,401)	—	—	(14,401)
Fair Value of Notes	3,000	—	—	3,000
Equity component at the date of issue	3,000	—	—	3,000
During the period ended September 30, 2024, there was no subscription of convertible bonds.

(e.2)     Conversion of notes into shares

As of December 31, 2023, the following notes have been converted into shares:

	As of December 31, 2023
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	100.000%	99.997%	100.000%
Conversion option of convertible notes exercised	1,133,397	1,372,798	6,863,427	9,369,622
Total Converted Notes	1,133,397	1,372,798	6,863,427	9,369,622

As of September 30, 2024, no bonds have been converted into shares.
The conversion option from the issuance of convertible notes classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible notes) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. To the date of issuance of these financial statements, the portion not converted into equity corresponds to ThUS$39.

(e.3)     The Convertible Notes
The contractual conditions of the G, H and I Convertible Notes consider the delivery of a fixed number of shares of LATAM Airlines Group S.A. at the time of settlement of the conversion option of each of them. The foregoing determined the classification of convertible notes as equity instruments, with the exception of Bond

H, which considers, in addition to the delivery of a fixed number of shares, the payment of 1% annual interest with certain conditions for its payment and its accrual from 60 days after the exit Date. The payment of this interest gives rise to the recognition of a liability component for the class H convertible notes.
At the date of issue, the fair value of the liability component in the amount of ThUS$102,031 was estimated using the prevailing market interest rate for similar non-convertible instruments.
Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method.
(f)     Reserve of share- based payments

Movement of Reserves of share- based payments:

Periods	Opening balance	Stock option plan	Closing balance
	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2023 (Unaudited)	37,235	—	37,235
From October 1 to December 31, 2023 (Unaudited)	37,235	—	37,235
From January 1 to September 30, 2024 (Unaudited)	37,235	—	37,235
These reserves are related to share based payment plans that expired during the first quarter of 2023. No equity instruments were issued and no amounts were paid associated with these plans.

(g)     Other sundry reserves
Movement of Other sundry reserves:

Periods	Opening balance	Transactions with non-controlling interest	Other sundry reserves	Others increases (Decreases)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to September 30, 2023 (Unaudited)	(1,972,651)	(23)	(14,401)	811,919	(1,175,156)
From October 1 to December 31, 2023 (Unaudited)	(1,175,156)	5,097	—	43	(1,170,016)
From January 1 to September 30, 2024 (Unaudited)	(1,170,016)	—	—	510	(1,169,506)

Balance of Other sundry reserves comprise the following:

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Higher value for TAM S.A. share exchange (1)	2,666,202	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(211,582)	(211,582)
Adjustment to the fair value of the New Convertible Notes (4)	(3,624,871)	(3,624,871)
Others	(1,875)	(1,875)
Total	(1,169,506)	(1,170,016)

(1)    Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)     Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.
(3)     The balance corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional S.A. for ThUS$(3,480) and ThUS$(20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS$(885), the acquisition of Inversiones Lan S.A. of the minority participation in Aerovías de Integración Regional S.A. for an amount of ThUS$(2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS$(21,526) through Holdco Ecuador S.A. The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS$(184,135), and the acquisition of a minority interest in LATAM Airlines Perú S.A. through LATAM Airlines Group S.A for an amount of ThUS$(3,225) and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of ThUS$(3,383). The movements during 2023 was the following: acquisition of the non-controlling interest of Aerovías de Integración Regional S.A. for an amount of ThUS$(23) and amendment of articles in the legal statutes of association related to premiums for the issuance of shares in the subsidiaries Aerovías de Integración Regional S.A. for a total amount of ThUS$5.097.

(4)     The adjustment to the fair value of the Convertible Notes delivered in exchange for settlement of Chapter 11 claims was valued considering the discount that each group of liabilities settled on at the emergence date. These relate to: gain on the haircut for the accounts payable and other accounts payable for ThUS$2,564,707 as of December 31, 2023, gain on the haircut for the financial liabilities for ThUS$420,436 as of December 31, 2023,and gain on the haircut of lease liabilities which is booked against the right of use asset for ThUS$639,728 as of December 31, 2023.

(h)     Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) on change on value of time value of options	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2023	(3,805,560)	36,542	(21,622)	(28,117)	(3,818,757)
Change in fair value of hedging instrument recognized in OCI	—	21,509	11,151	—	32,660
Add: Costs of hedging deferred and recognized in OCI	—	—	—	—	—
Reclassified from OCI to profit or loss	—	(15,724)	22,573	—	6,849
Reclassified from OCI to the value of the hedged asset	—	(6,304)	—	—	(6,304)
Deferred tax	—	(151)	—	—	(151)
Actuarial reserves by employee benefit plans	—	—	—	(7,239)	(7,239)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	331	331
Translation difference subsidiaries	(40,702)	(1,270)	21	—	(41,951)
Closing balance as of September 30, 2023 (Unaudited)	(3,846,262)	34,602	12,123	(35,025)	(3,834,562)
Increase (decrease) due to application of new accounting standars	—	—	—	—	—
Opening balance as of October 1, 2023 (Unaudited)	(3,846,262)	34,602	12,123	(35,025)	(3,834,562)
Change in fair value of hedging instrument recognized in OCI	—	(54,367)	14,583	—	(39,784)
Reclassified from OCI to profit or loss	—	(10,844)	6,245	—	(4,599)
Reclassified from OCI to the value of the hedged asset	—	(4,808)	—	—	(4,808)
Deferred tax	—	3,755	—	—	3,755
Actuarial reserves by employee benefit plans	—	—	—	(13,953)	(13,953)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	419	419
Translation difference subsidiaries	15,651	(7,016)	(4)	—	8,631
Closing balance as of December 31, 2023	(3,830,611)	(38,678)	32,947	(48,559)	(3,884,901)

Opening balance as of January 1, 2024	(3,830,611)	(38,678)	32,947	(48,559)	(3,884,901)
Change in fair value of hedging instrument recognized in OCI	—	2,659	(25,297)	—	(22,638)
Reclassified from OCI to profit or loss	—	(37,486)	21,766	—	(15,720)
Reclassified from OCI to the value of the hedged asset	—	4,016	3,081	—	7,097
Actuarial reserves by employee benefit plans	—	—	—	(24,127)	(24,127)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	1,014	1,014
Translation difference subsidiaries	(165,159)	(355)	33	—	(165,481)
Closing balance as of September 30, 2024 (Unaudited)	(3,995,770)	(69,844)	32,530	(71,672)	(4,104,756)

(h.1)    Cumulative translate difference

These are originated from exchange differences arising from the translation of any investment in foreign entities (or Chilean investments with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(h.2)     Cash flow hedging reserve
These are originated from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

(h.3)    Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the present value obligation for defined benefit plans due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual events that have occurred.

(i)     Retained earnings/(losses)
Movement of Retained earnings/(losses):

Periods	Opening balance	Result for the period	Dividends		Others increase (decreases) (1)	Closing balance
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$
From January 1 to September 30, 2023 (Unaudited)	(7,501,896)	498,872	(149,662)		7,559,025	406,339
From October 1 to December 31, 2023 (Unaudited)	406,339	82,959	(24,887)		—	464,411
From January 1 to September 30, 2024 (Unaudited)	464,411	705,033	(211,510)	(*)	—	957,934

(*) It corresponds to mandatory minimum dividend provision charged to equity related to the net income for the year 2024 (payable if any). In the event of a net income for the year 2024, the proposed minimum dividend must be approved by the Board of Directors when appropriate in accordance with the applicable regulations.

(1) The detail of Other increases (decreases) is as follows:

As of December 31, 2023
ThUS$

Absorption accumulated losses (*)	7,501,896
Reversal of dividends	57,129
Total	7,559,025

(*) See letter a) under this same Note.

(j)      Dividends per share

Description of dividend	Minimum mandatory dividend 2024		Minimum mandatory dividend 2023
Amount of the dividend (ThUS$)	211,510	(*)	174,549	(**)
Number of shares among which the dividend is distributed	604,437,877,587		604,437,877,587
Dividend per share (US$)	0.000350		0.000289
(*) It corresponds to mandatory minimum dividend provision charged to equity related to the net income for the year 2024 (payable if any). In the event of a net income for the year 2024, the proposed minimum dividend must be approved by the Board of Directors when appropriate in accordance with the applicable regulations.
(**) In the Ordinary Shareholders' Meeting held on April 25, 2024,it was agreed to distribute a final dividend proposed by the Board of Directors in the Ordinary Session of April 3, 2024, amounting to ThUS$174,549, which corresponds to 30% of the net income for the year 2023. The payment was made on May 16, 2024.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Passengers	8,365,830	7,367,476	2,864,715	2,695,572
Cargo	1,129,871	1,061,564	380,507	328,949
Total	9,495,701	8,429,040	3,245,222	3,024,521

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a)Costs and operating expenses
The main operating costs and administrative expenses are detailed below:

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aircraft fuel	(3,039,985)	(2,858,583)	(1,023,159)	(948,301)
Other rentals and landing fees	(1,107,087)	(953,399)	(315,905)	(337,113)
Aircraft maintenance	(582,399)	(428,051)	(228,257)	(137,577)
Aircraft rental (*)	(3,204)	(69,332)	(960)	(22,136)
Commissions	(176,600)	(179,279)	(60,818)	(78,352)
Passenger services	(237,312)	(192,884)	(83,013)	(64,349)
Other operating expenses	(1,026,276)	(948,348)	(330,213)	(355,346)
Total	(6,172,863)	(5,629,876)	(2,042,325)	(1,943,174)

(*) Aircraft Lease Contracts include lease payments based on Power by the Hour (PBH) at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line included in b) below) and interest from the lease liability (included in Lease Liabilities letter c) below)

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Payments for leases of low-value assets	(18,446)	(16,286)	(5,564)	(5,484)
Total	(18,446)	(16,286)	(5,564)	(5,484)

(b)Depreciation and amortization
Depreciation and amortization are detailed below:

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Depreciation (*)	(992,203)	(838,458)	(348,639)	(287,446)
Amortization	(52,833)	(43,962)	(18,787)	(29,515)
Total	(1,045,036)	(882,420)	(367,426)	(316,961)

(*) Included within this amount is the depreciation of the Property, plant and equipment (See Note 16 (a)) and the maintenance of the aircraft recognized as right of use assets. The maintenance cost amount included in the depreciation line for three months ended at September 30, 2024 30, 2024 is ThUS$173,056 (ThUS$153,111 for the same period in 2023) and for the nine months ended at September 30, 2024 is ThUS$486,349 (ThUS$414,890 for the same period in 2023).

(c)Financial costs

The detail of financial costs is as follows:

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Bank loan interests	(298,737)	(299,377)	(101,447)	(99,529)
Financial leases	(38,195)	(44,397)	(12,302)	(14,337)
Lease liabilities	(227,248)	(156,191)	(77,744)	(56,682)
Other financial instruments	(11,382)	(10,794)	(3,238)	(3,434)
Total	(575,562)	(510,759)	(194,731)	(173,982)

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 27 - OTHER INCOME, BY FUNCTION
Other income, by function is as follows:

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Tours	45,552	28,054	16,063	8,937
Customs and warehousing	25,680	19,650	10,379	7,317
Maintenance	3,352	6,679	1,365	2,512
Income from non-airlines products LATAM Pass (*)	26,631	13,411	6,729	5,242
Other miscellaneous income	41,616	41,153	7,524	7,936
Total	142,831	108,947	42,060	31,944
(*) During the nine months period ended September 30, 2024, the Company reclassified income from non-airline redemption products Latam Pass from revenue to other income. Prior period comparative amounts for the nine and three months period ended September 30, 2023 ,which totaled approximately US$8 million and US$3 million, respectively, were not material and as a result were not revised to conform to the current period presentation.

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, LATAM has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates. For each entity and all other currencies are defined as a foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that are part of the LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of September 30,	As of December 31,
		2023	2022
	Unaudited
Argentine peso	970.58	807.98	177.12
Brazilian real	5.44	4.85	5.29
Chilean peso	897.68	877.12	855.86
Colombian peso	4,187.09	3,872.49	4,845.35
Euro	0.89	0.90	0.93
Australian dollar	1.44	1.46	1.47
Boliviano	6.86	6.86	6.86
Mexican peso	19.63	16.91	19.50
New Zealand dollar	1.64	1.58	1.58
Peruvian Sol	3.70	3.70	3.81
Paraguayan Guarani	7,792.7	7,270.6	7,332.20
Uruguayan peso	41.47	38.81	39.71

Foreign currency
The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

Current assets	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	549,443	386,216
Argentine peso	5,615	1,808
Brazilian real	2,267	7,108
Chilean peso	36,971	47,907
Colombian peso	21,155	8,968
Euro	15,407	25,329
U.S. dollar	419,355	237,251
Other currency	48,673	57,845

Other financial assets, current	6,005	14,659
Chilean peso	137	4,367
Euro	73	3,722
U.S. dollar	5,283	5,971
Other currency	512	599

Other non - financial assets, current	49,514	36,654
Chilean peso	26,024	12,354
Euro	4,335	5,310
U.S. dollar	5,082	10,735
Other currency	14,073	8,255

Trade and other accounts receivable, current	238,672	279,586
Argentine peso	13,080	12,831

Current assets	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Chilean peso	73,109	69,588
Colombian peso	1,883	1,453
Euro	96,885	90,699
U.S. dollar	14,452	68,893
Other currency	39,263	36,122

Accounts receivable from related entities, current	19	27
Chilean peso	19	27

Tax current assets	19,693	17,258
Chilean peso	2,258	2,202
Colombian peso	6,308	6,084
Peruvian sun	8,984	7,108
Other currency	2,143	1,864

Total current assets	863,346	734,400
Argentine peso	18,695	14,639
Brazilian real	2,267	7,108
Chilean peso	138,518	136,445
Colombian peso	29,346	16,505
Euro	116,700	125,060
U.S. Dollar	444,172	322,850
Other currency	113,648	111,793

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
Non-current assets

Other financial assets, non-current	16,478	15,375
Brazilian real	3,389	3,807
Chilean peso	2,954	2,073
Euro	4,896	4,252
U.S. dollar	2,315	2,071
Other currency	2,924	3,172

Other non - financial assets, non-current	5,887	9,856
Brazilian real	5,775	9,789
Other currency	112	67

Accounts receivable, non-current	4,568	4,732
Chilean peso	4,568	4,732

Deferred tax assets	2,286	1,048
Colombian peso	2,226	859
U.S. dollar	21	144
Other currency	39	45

Total non-current assets	29,219	31,011
Brazilian real	9,164	13,596
Chilean peso	7,522	6,805
Colombian peso	2,226	1,700
Euro	4,896	4,252
U.S. dollar	2,336	2,230
Other currency	3,075	2,428

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Current liabilities

Other financial liabilities, current	6,156	4,331	1,888	1,010
Chilean peso	3,213	1,364	1,614	702
U.S. dollar	2,122	2,510	—	—
Other currency	821	457	274	308

Trade and other accounts payables, current	743,267	616,032	10,825	9,583
Argentine peso	4,537	2,074	736	132
Brazilian real	12,228	13,401	871	922
Chilean peso	136,689	128,838	1,788	1,560
Euro	44,092	54,744	9	7
U.S. dollar	490,571	350,635	1,865	1,797
Peruvian sol	46,223	42,347	4,962	4,994
Mexican peso	2,543	2,019	—	—
Pound sterling	2,669	17,379	47	11
Uruguayan peso	1,151	706	197	39
Other currency	2,564	3,889	350	121

Accounts payable to related entities, current	10,573	5,154	—	—
U.S. dollar	10,573	5,154	—	—

Other provisions, current	16	16	4,160	12,429
Chilean peso	—	—	4	4
Other currency	16	16	4,156	12,425
Current liabilities

Other non-financial liabilities, current	13,969	15,634	5,776	6,099
Argentine peso	1,340	836	883	445
Chilean peso	3,874	4,338	3,773	4,026
Colombian peso	969	1,456	673	1,066
U.S. dollar	5,813	7,305	341	416
Other currency	1,973	1,699	106	146

Total current liabilities	773,981	641,167	22,649	29,121
Argentine peso	5,877	2,910	1,619	577
Brazilian real	12,228	13,401	871	922
Chilean peso	143,776	134,540	7,179	6,292
Colombian peso	969	1,456	673	1,066
Euro	44,092	54,744	9	7
U.S. dollar	509,079	365,604	2,206	2,213
Other currency	57,960	68,512	10,092	18,044

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Non-current liabilities
Other financial liabilities, non-current	49,305	32,867	2,721	2,871	161,660	165,511
Chilean peso	35,078	17,020	2,371	2,500	161,258	164,942
U.S. dollar	12,760	14,110	—	—	—	—
Other currency	1,467	1,737	350	371	402	569

Accounts payable, non-current	36,164	72,783	—	—	—	—
Chilean peso	17,599	16,774	—	—	—	—
U.S. dollar	16,951	54,441	—	—	—	—
Other currency	1,614	1,568	—	—	—	—

Other provisions, non-current	43,572	49,427	—	—	—	—
Argentine peso	2,361	3,570	—	—	—	—
Brazilian real	37,866	42,244	—	—	—	—
Colombian peso	358	395	—	—	—	—
Euro	2,851	3,053	—	—	—	—
U.S. dollar	136	165	—	—	—	—

Provisions for employees benefits, non-current	102,514	79,749	—	—	—	—
Chilean peso	97,011	76,247	—	—	—	—
U.S. dollar	5,503	3,502	—	—	—	—

Total non-current liabilities	231,555	234,826	2,721	2,871	161,660	165,511
Argentine peso	2,361	3,570	—	—	—	—
Brazilian real	37,866	42,244	—	—	—	—
Chilean peso	149,688	110,041	2,371	2,500	161,258	164,942
Colombian peso	358	395	—	—	—	—
Euro	2,851	3,053	—	—	—	—
U.S. dollar	35,350	72,218	—	—	—	—
Other currency	3,081	3,305	350	371	402	569

	As of September 30, 2024	As of December 31, 2023
	ThUS$	ThUS$
	Unaudited
General summary of foreign currency:

Total assets	892,565	765,411
Argentine peso	18,695	14,639
Brazilian real	11,431	20,704
Chilean peso	146,040	143,250
Colombian peso	31,572	18,205
Euro	121,596	129,312
U.S. dollar	446,508	325,080
Other currency	116,723	114,221

Total liabilities	1,192,566	1,073,496
Argentine peso	9,857	7,057
Brazilian real	50,965	56,567
Chilean peso	464,272	418,315
Colombian peso	2,000	2,917
Euro	46,952	57,804
U.S. dollar	546,635	440,035
Other currency	71,885	90,801

Net position
Argentine peso	8,838	7,582
Brazilian real	(39,534)	(35,863)
Chilean peso	(318,232)	(275,065)
Colombian peso	29,572	15,288
Euro	74,644	71,508
U.S. dollar	(100,127)	(114,955)
Other currency	44,838	23,420

NOTE 29 – EARNINGS PER SHARE

	For the 9 months period ended at September 30,				For the 3 months period ended at September 30,
	2024		2023		2024	2023
	Unaudited
Basic earnings per share

Income attributable to owners of the parent (ThUS$)	705,033		498,872		301,208	231,820
Weighted average number of shares, basic	604,437,877,587	(*)	604,437,866,835	(*)	604,437,877,587	604,437,866,835
Basic earnings per share (US$)	0.001166		0.000825		0.000498	0.000384

	For the 9 months period ended at September 30,				For the 3 months period ended at September 30,
	2024		2023		2024	2023
	Unaudited
Diluted earnings per share
Income attributable to owners of the parent (ThUS$)	705,033		498,872		301,208	231,820
Weighted average number of shares, diluted	604,441,789,335	(**)	604,441,789,335	(**)	604,441,789,335	604,441,789,335
Diluted earnings per share (US$)	0.001166		0.000825		0.000498	0.000384
(*)    As of September 30, 2024, the weighted average number of shares considers 604,437,877,587 shares outstanding from January 1, 2024 to September 30, 2024. As of September 30, 2023, the number of weighted basic shares considers 604.437.584.048 outstanding shares from January 1, 2023 to September 30, 2023. From January 10 to September 30, 2023, the number of shares outstanding increased due to the partial conversion of the Convertible Note H.

(**)    As of September 30, 2024, the number of weighted diluted shares considers 604,437,877,587 shares outstanding and 3,911,748 shares outstanding from January 1, 2024 until September 30, 2024, assuming the full conversion of the Convertibles Notes that were issued on the date of exit from Chapter 11 (See movement of shares in Note 24). As of September 30, 2023, the number of weighted diluted shares considers 604,437,877,587 shares from January 1, 2023 to September 30, 2023, and 3,911,748 shares outstanding from January 1 to September 30, 2023, assuming the full conversion of the convertible bonds that were issued on the date of exit from Chapter 11.

NOTE 30 – CONTINGENCIES
I.    Lawsuits

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A. y Lan Cargo S.A.	Comisión Europea	—	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.
On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.
On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).
On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of ThUS$9,133 (€8.220.000 Euros)
This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals €776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling €8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine.  On March 30, 2022, the European Court issued its ruling and lowered the amount of our fine from ThUS$9,133 (€8,220,000 Euros) to ThUS$2,499 (€2,240,000 Euros). This ruling was appealed by LAN Cargo S.A. and LATAM on June 9, 2022. The other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal of September 7, 2022. Lan Cargo S.A. and LATAM answered the Commission’s arguments on November 11, 2022. Finally, the European Commission replied to our defense in January 2023. On February 13, 2023, LAN Cargo, S.A. and LATAM requested the European Court to hold an oral hearing to ensure the Court's full understanding of some points of the discussion. The European Court held a hearing on April 10, 2024. We are currently awaiting a decision. On September 5, 2024, the Advocate General of the European Court of Justice issued a non-binding opinion affirming that the European Court should dismiss all the appeals of the airlines and maintain the fines imposed. The European Court usually follows the majority of the Advocate General’s recommendations, so it is highly likely that the final decision will confirm the fines, in our case, 2,240,000 euros.
2,499

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Lan Cargo S.A. y LATAM Airlines Group S.A.	In the Ovre Romerike Disrtict Court (Norway) and Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands)	—	Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany, these claims were filed in England, Norway, the Netherlands and Germany, but are only ongoing in Norway and the Netherlands.	The two cases still pending, in Norway and the Netherlands, are in the evidence confirmation stage. The Norway case has been inactive since January 2014 (pending the final decision of the European Commission), but there has been judicial activity in the Netherlands case. In the Netherlands, most of the airlines involved in this case have been forced to withdraw their claim against LATAM and Lan Cargo after their previous claims in the Chapter 11 proceedings before the New York Court were dismissed. So, Lufthansa, Lufthansa Cargo, British Airways, Air France, KLM, Martinair and Singapore have withdrawn their claims and now only the Thai Airways claim is still ongoing against LATAM and Lan Cargo. Only the withdrawal of KLM’s claim has been notified in the case of Norway.	-0-
Aerolinhas Brasileiras S.A.	Justicia Federal.	0008285-53.2015.403.6105	An action seeking to quash a decision and petitioning for early protection in order to obtain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer:ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. In December 2018, the Justice Federal ruled negatively against ABSA, indicating that it will not apply a additional reduction to the fine imposed. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	10,223

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Aerolinhas Brasileiras S.A.	Justicia Federal.	0001872-58.2014.4.03.6105	A lawsuit filed by ABSA with a motion for preliminary injunction, was filed on February 28, 2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006-43	The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company's request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: ThUS$3,600 – R$ 19,624,141.38- probable y ThUS$8,098 – R$44,136,165.96- possible). We must await a decision on the Treasury appeal.	11,699
Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 2a Região.	2001.51.01.012530-0 (linked to this process Pas 19515.721154/2014-71, 19515.002963/2009-12)	Ordinary judicial action filed by TAM Linhas Aéreas for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals ThUS$97,901 (R$533,562,537.20). The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. In September 2022 with a decision for the parties, they will rule on more evidence and then we will have to wait for a resolution. No amount additional to the deposit that has already been made is required if this case is lost. A ruling is currently pending on the company’s appeal.	77,326
Tam Linhas Aéreas S.A.	Secretaria da Receita Federal do Brasil.	10880.725950/2011-05	A claim filed by the tax authorities questioning the offsetting of credits from the Social Integration Program (PIS in Portuguese) and Social Security Financing Contribution (COFINS in Portuguese) declared in the Offsetting Declarations (DCOMPs in Portuguese).	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The company has received the results of the due diligence and presented a claim. On August 21, 2024, a decision was rendered in the Remedy of Appeal adverse to LATAM Airlines Brazil. We need to wait for service of the decision to evaluate the next steps to take.	34,010

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	10 ª Vara das Execuções Fiscais Federais de São Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. Currently, the evidentiary stage has begun.	31,823
TAM Linhas Aéreas S.A.	Secretaría de Receita Federal	5002912.29.2019.4.03.6100	A lawsuit filed by TAM disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	9,454
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	There is no predictable decision date because it depends on the court of the government agency. On June 29, 2023, the company decided to propose a composition to the National Treasurer on payment of the debt, but with the legal deductions stipulated in Law 246/2022. the debt is paid. We are awaiting a response from the authority.	14,260
TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018, which was partially in favor of the company. We filed an appeal and it was decided that the process will become a due diligence. We are awaiting the due diligence.	28,627

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim filed by TAM and SNEA against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	On January 30th, 2024, SNEA obtained a favorable court decision from the 2nd Instance (TRF1), regarding its appeal. SNEA filed an appeal (motion for clarification) to clarify missing points regarding the deposits made with the court. On September 24, 2024, a decision was rendered in favor of LATAM Airlines Brazil authorizing it to withdraw 100% of the guarantee deposits after it presents an insurance policy. Considering this resolution, the contingency has been classified as remote, so the company reversed the provision.	-0-
TAM Linhas Aéreas S.A.	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	In 2001, the Company filed a court claim and in 2009, an initial decision was rendered partially in favor of the Company. In 2016, the Court dismissed the appeal by the plaintiffs. We filed new appeals before the STJ (Superior Court of Justice of Brazil) and STF (Supreme Federal Court of Brazil). Those appeals (special and extraordinary) were denied, so we filed another appeal, called Internal Appeal, on which a decision is pending. A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	-0-
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	19515-720.823/2018-11	An administrative claim against TAM to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) on September 17, 2019, that is pending a decision.	116,385
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system (proportionality of the PIS and COFINS credits)	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	20,749

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits)	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision	15,372
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits)	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision	20,066
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2012, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits)	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision	12,946

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Juzgado de 1° Instancia en lo Civil y Comercial Federal N° 11 de la ciudad de Buenos Aires	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.
Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires.  After 2 years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff. The plaintiff requested on several occasions the opening of the trial, which was rejected by the Court due to the lack of notification of previous resolutions. The evidentiary stage has not yet begun in this case.
					-0-
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits)	We presented our administrative defense. The Court dismissed the Company’s defense. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,839
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.938844/2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits)	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,603

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.(proportionality of the PIS and COFINS credits)	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision	13,385
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.727719/2019-71	The Federal Tax Service issued a notice of violation in applying for collection of the PIS/COFINS tax for 2014 (proportionality of the PIS and COFINS credits).	We presented our administrative defense on January 11, 2020. The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). On September 17, 2024, the Judge made a request to see the case file.	40,362
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	11,684
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,474

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,020
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,705
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,011
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,880

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	11,610
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	11,003
TAM Linhas Aéreas S.A	Receita Federal do Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	TAM presented an administrative defense but the decision was unfavorable. The Company filed a voluntary appeal (CARF) that is pending a decision.	32,296
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978948/2019-86	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	17,824

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.978946/2019-97	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision.The Company filed an appeal with the appellate administrative court. A partial decision was made on the appeal on September 17, 2024 (voluntary appeal).	10,784
TAM Linhas Aereas S.A.	Receita Federal do Brasil	10880.978944/2019-06	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision. A decision is pending. The Company filed an appeal with the appellate administrative court. A partial decision was made on the appeal on September 17, 2024 (voluntary appeal).	11,423

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. On March 1, 2023, the Court of Appeals resolved to omit the hearing of the case and pronouncement regarding the appeal, in view of the fact that in January 2023 LATAM's request the end of the suspension of the process that was decreed by resolution of July 17, 2020 in case file C-8498-2020 of the 23rd Civil Court of Santiago, for which the file was sent to the first instance to continue processing. On November 24, 2023, the Court dismissed LATAM’S motion for reversal against the ruling that declared the action filed by CONADECUS admissible. Accordingly, on December 4, 2023, LATAM filed the statement of defense. A reconciliation hearing was held on March 27, 2024, but no agreement was reached. An interim decision on evidence was rendered on May 14, 2024, and on June 18th, the reconsideration of that resolution was denied, which began the evidentiary period.The amount at the moment is undetermined.	-0-
TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/2021-41	Notice of a violation prepared for the COFINS request regarding taxable events presumably occurring between 2016 and 2017.	TAM filed its administrative defense with an unfavorable decision. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). A partial decision on the appeal by LATAM Airlines Brazil was rendered on August 21, 2024. We need to wait for service of the decision to evaluate the next steps to take.	18,556

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	2007.34.00.009919-3(0009850-54.2007.4.01.3400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	In March 2007, the company filed a lawsuit protesting a court order so that the impact of social security payments on funds would not be eliminated (social security payments are applicable to 1/3 of vacation time, salary during maternity leave and illness subsidies). The decision rendered on February 2, 2008 was against the company, so it filed an appeal. The Appellate Court issued a decision partially in favor of the company. A Special/Extraordinary Remedy was filed that was stayed until the Court’s decision – (Topic STF 985). The matter was partially decided in the Supreme Court’s decision of June 2024 (STF) on the “leading case” of another company. After analyzing the decision by the Federal Supreme Court, LATAM Airlines Brazil confirmed that payments are owed for one-third of the vacation time from September 2020 to May 2024.	68,047
TAM Linhas Aéreas S.A.	UNIÃO FEDERAL	0052711-85.1998.4.01.0000	An indemnity claim to collect a differentiated price from the Federal Union because of the disruption of the economic equilibrium in the concession agreements between 1988 and 1992. The indemnity, should the action prosper, cannot be estimated (Price Freeze).	The lawsuit began in 1993. In 1998, there was a decision favorable to TAM. The process reached the Court, and in 2019, the decision was against TAM. The company has appealed and a decision is pending.	-0-
TAM Linhas Aéreas S.A	Tribunal do Trabajo de São Paulo	1000115-90.2022.5.02.0312	A class action whereby the Air Transport Union is petitioning for payment of additional hazardous and unhealthy work retroactively and in the future for maintenance/CML employees.	The action was considered partially valid. The case is awaiting hearing by the Regional Labor Court.	14,413
TAM Linhas Aéreas S.A	Receita Federal	15746.728063/2022-00	This is an administrative claim regarding alleged irregularities in the payment of Technical Assistance (SAT) in 2018.	The administrative defense has been presented and a decision is pending.	16,669

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	1003320-78.2023.4.06.3800	Legal action to discuss the debit of the administrative process 10611.720630/2017-16 (fine for violation of incorrect registration in DI- import declaration)	Distributed on January 19, 2023. The company obtained a precautionary measure suspending the collection without the need for a guarantee. Process awaiting response from the National Treasury. The decision was in favor of the company and the debt was canceled. A remedy filed by União Federal is pending.	20,206
TAM Linhas Aéreas S.A	União Federal	12585.720017/2012-84	This is a petition to recover a credit (proportional) in the 3rd quarter of 2010 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	Administrative defense presented. The administrative defense was denied. The Company presented a Voluntary Appeal (CARF) which was denied. A special appeal was presented, which was partially favorable. Waiting for the “liquidação” decision to be finalized.	9,708
TAM Linhas Aéreas S.A	União Federal	10880-982.487/2020-80	This is a petition to recover a credit (proportional) in the 4rd quarter of 2016 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese) (proportionality of the PIS and COFINS credits)	An administrative defense was presented but was dismissed. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). On September 17, 2024, the proceedings became a measure to analyze time-barred credits.	9,605
TAM Linhas Aéreas S.A	União Federal	10880-967.530/2022-49	This is a petition to recover a credit (proportional) in the 1rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits)	An administrative defense was presented. A decision is pending.	9,957

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880-967.532/2022-38	This is a petition to recover a credit (proportional) in the 2rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits)	An administrative defense was presented and a decision is pending.	10,686
TAM Linhas Aéreas S.A	União Federal	10880-967.533/2022-82	This is a petition to recover a credit (proportional) in the 4rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits)	An administrative defense was presented and a decision is pending.	18,831
TAM Linhas Aéreas S.A	União Federal	19613.725650/2023-86	A Notice of Violation prepared in the petition by the Social Integration Program (abbreviated as PIS in Portuguese) and by COFINS on taxable events allegedly occurring between May 2018 and December 2018. (proportionality of the PIS and COFINS credits)	An administrative defense was presented and a decision is pending.	13,204

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	445-2022	On May 21, 2022, Agunsa filed a petition to TDLC for a preliminary preparatory measure of exhibition of documents in respect of Aerosan, Depocargo, Sociedad Concesionaria Nuevo Pudahuel and Fast Air in which Agunsa claimed that it was impacted by alleged anti-competition practices on the import cargo warehousing market at the Arturo Merino Benitez International Airport.	Fast Air was served on June 9, 2022 and on June 13, 2022, it lodged opposition against this petition, which was partially sustained by the Antitrust Court (TDLC) on July 19, 2022, in which the new exhibition date was set as August 22nd (the original date set by the court was July 1, 2022). On July 25, 2022, Fast Air requested a reconsideration of this latter court decision and petitioned that the temporary scope of the exhibition be reduced. Fast Air’s petition was sustained and the scope of the documents to be revealed was limited even further. On August 12th, Fast Air petitioned that a new date and time be set for the exhibition hearing. The court granted this latter request on August 17th and set the exhibition date as August 31st. Fast Air appeared with 368 files and asked for confidentiality and/or secrecy of all of the information presented. The public versions have already been added to the case file as final versions. Aerosan began a separate, but related, non-contentious inquiry on April 20, 2023 before the Anti-Trust Court (abbreviated as TDLC in Spanish) petitioning that the TDLC decide whether the enforcement of Exempt Resolution #152 of the National Customs Bureau would violate Decree Law 211. Said Resolution #152 granted Agunsa permission to operate as a cargo warehouse at the North Warehouse facility. On January 10, 2024, the Public Hearing of the case was held. On July 15, 2024, the TDLC resolved that the Resolution of the National Customs Bureau consulted by Aerosan did not violate Law Decree No. 211. For the time being, the amount is indeterminate.	-0-
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	489-2023	A preliminary precautionary measure was filed by the Tourism Companies Trade Association of Chile seeking that LATAM’s NDC system cease to be implemented or, alternatively, that collection of the Distribution Cost Recovery Fee be suspended and that LATAM be forbidden to limit the inventory of tickets available through the indirect distribution channel.	On May 24, 2023 the preliminary measure was initially rejected. However, after accepting an appeal for reinstatement of ACHET, said resolution was annulled on June 8, 2023, providing instead that partially accepts the precautionary measure only in terms of suspending the Distribution Cost Recovery Fee and prohibiting any unjustified limitation of the inventory of tickets available for the indirect distribution channel. On July 27, 2023, the TDLC issued a ruling favorable to LATAM, which annulled the precautionary measure in its entirety for not complying with the legal requirements. or the time being, the amount is indeterminate.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Group S.A.	23° Juzgado Civil de Santiago	C-8156-2022	A class action filed by CONADECUS against LATAM Airlines Group S.A. for alleged violations of the Consumer Protection Law because of the cancellation of tickets for international flights purchased through travel agencies. It petitioned for fines and damage indemnities to be imposed in defense of the collective and/or diffuse interest of consumers. LATAM has retained specialized legal counsel to defend it.	We were served the claim on September 21, 2023. On September 30, 2023, we filed a remedy of reconsideration against the decision that declared the lawsuit filed by CONADECUS admissible, which was dismissed by the Court on November 11, 2023. On November 18, 2023, LATAM filed the statement of defense. On August 6, 2024, LATAM petitioned that the proceedings be declared to have been abandoned. For the time being, the amount is undetermined.	-0-
TAM Linhas Aéreas S.A	União Federal	10880.967587/2022-48	This is about the unaccredited compensation/reimbursement and redress regarding the improper payment of the monthly federal social assistance contribution (Cofins, as abbreviated in Portuguese) made in the third quarter of 2018.	The administrative defense has been presented and a decision is pending.	10,757

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	NC-388-2011	On August 11, 2023, the Civil Aviation Administration (“JAC,” as abbreviated in Spanish) filed a petition for clarification with the Anti-Trust Court (“TDLC,” as abbreviated in Spanish) regarding Condition VIII.4 of Decision #37/2011 (“Condition VIII.4”). The petition seeks to impose a temporary 5 years limitation on 23 frequencies assigned by the JAC to LATAM after Decision #37 was issued.
The TDLC accepted LATAM’s remedy of reconsideration on October 17, 2023 and amended its previous ruling and dismissed the JAC’s petition for clarification. On October 23, 2023, the JAC presented an appeal to the Supreme Court requesting that the TDLC resolution be annulled and petitioned declared admissible the remedy of reconsideration. The Supreme Court unanimously dismissed the appeal against judgment by the JAC, LATAM opposed both actions of the JAC. There are no appeals pending in this case.

In a separate but related process, JetSmart filed a non-contentious inquiry on September 26, 2023, in relation to the terms of the future public tender of aviation frequencies on the Santiago-Lima route. JetSmart requested an injunction to suspend the tender and maintain the aviation frequency assignments as currently held until the inquiry has finalized. The TDLC declared the inquiry admissible on October 2, 2023, but only to begin a procedure to determine whether the rules in the terms of the public aviation frequency tender violate Decree Law 211, and dismissed the request for provisional measures. JetSmart filed two remedies of reconsideration against the decision by the Antitrust Court on October 4, 2023. The JAC became a party to such motions on October 6, 2023 and LATAM became a party to the process on October 10, 2023, and it requested that the motions filed by JetSmart be dismissed. On October 16, 2023, the TDLC took into account the considerations presented by LATAM and rejected the two motions for reconsideration filed by JetSmart. On October 19, 2023 CONADECUS requested to become part of this process and requested the same injuction previously rejected twice by the TDLC. (Continues on the next page)
-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

(Continues from the previous page)
On October 23, 2023 LATAM submitted a brief to the TDLC requesting the rejection of saidinjuction now requested by CONADECUS. On October 23, 2023, a public auction was held by JAC for thirteen international frequencies for the Santiago - Lima route, LATAM won ten of thirteen of these routes. On October 24, 2023, JetSmart once again requested that an injunction be issued regarding the public tender of aviation frequencies on the Santiago-Lima route. On October 30, 2023, LATAM filed a brief petitioning for the dismissal of the new precautionary measure petition of JetSmart. On November 2, 2023, the TDLC rejected the request for injunctions submitted by JetSmart and CONADECUS. On December 5, 2023, JetSmart complied with TDLC procedural order and published in the Chilean official newspaper a notice calling interested parties and stakeholders to submit information and opinions regarding JetSmart’s inquiry . On December 21, 2023 the FNE requested to be an intervening party in the process and requested to extend the deadline to provide background information. The TDLC accepted the postponement, leaving the deadline for providing information as February 5, 2024. On February 1, 2024, LATAM submitted a brief to TDLC advocating for its position and providing background information regarding JetSmart’s inquiry. The Office of the National Economic Prosecutor (FNE), the JAC, the National Consumer Service (SERNAC), Sky Airline and CONADECUS also provided information in January and February 2024. The Civil Aviation Board submitted a petition for clarification to the Antitrust Court on February 13, 2024, asking whether a tender could be convened of international frequencies on the Santiago-Lima Route that expire in 2024. LATAM filed a brief on February 15, 2024 stating that no matter needed to be clarified and that the petition should be dismissed. The Antitrust Court ruled against the Civil Aviation Board on February 15, 2024 because there were no obscure or doubtful aspects to clarify. On April 25, 2024, a tender was held for two Santiago-Lima frequencies and both were awarded to JetSmart. LATAM furnished the certificate of that tender to the Antitrust Court. On June 19, 2024, LATAM accompanied an economic report and observations to the report presented by JetSmart. On July 19, 2024, the JAC, JetSmart, LATAM and Sky presented additional information. On July 31, 2024, the Public Hearing was held at the TDLC, with the participation of the JAC, the FNE, JetSmart, CONADECUS and LATAM.

TAM Linhas Aéreas S.A.	União Federal	10880.967612/2022-93	This is a petition to recover a credit Cofins in the 1rd quarter of 2019 (proportionality of the PIS and COFINS credits)	The administrative defense has been presented and a decision is pending.	10,672

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Superior Tribunal de Justiça (STJ)	0042711-61.2007.8.05.0001 (1449899)	Trial involving a commercial representation contract signed directly with the company Gm Serviços Auxiliares de Transporte Aéreo Ltda. alleging the irregular closing of the contract, requesting payment of compensation.	The procedure before the Court of Appeal is pending. An agreement was made for the payment of ThUS$4,480 (R$25,000,000.00).	-0-
LATAM Airlines Group S.A Sucursal Perú	Tribunal Fiscal	12511-2022	Appeal filed on October 11, 2022, against the Intendencia resolution No. 4070140000100, which declared unfounded the claim filed by the Company on September, 20, 2022, against the Determination Resolutions for alleged omissions of the Income Tax corresponding to the period 2014 and associated fines for the violation typified in numeral 1 of article 178 of the Tax Code. The main objections relate to SUNAT's lack of knowledge of the application of article 8 of the CDI between Peru and Chile regarding: i) Income obtained from the exclusivity contract of the Latam Pass program with the Banco de Crédito del Perú, ii) Income from sale of miles to non-airline partners and associated cost (sale of miles from the Latam Pass program to legal companies).	On August 29, 2024, we received service of the Tax Court Decision #07706-4-2024 revoking the part of Intendant Resolution #4070140000100 concerning objections to Income Tax and income tax payments on exclusivity income from Banco de Crédito del Perú and the sale of miles to non-airline partners. It also ordered that the balance owed and the credit for payments made be recalculated. That recalculation does not alter the use of that amount as a compensable credit and bears no relationship to the objections dismissed. However, the National Customs and Tax Administration Commission of Peru (abbreviated as SUNAT, in Spanish) can file a contentious administrative claim with the Superior Court of Justice through November 29, 2024.	34,300

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
TAM Linhas Aéreas S.A	UNIÃO FEDERAL	1012674-80.2018.4.01.3400	Legal actions for members to have the right to collect contributions in the payroll collectible on the basis of gross sales.	This claim was filed in 2018. In January 2020, a decision favorable to the Company was rendered so that contributions would be collected on the basis of gross income. The company recently learned that the Superior Courts are rendering decisions unfavorable to contributors. They have ruled against the contributor in a recent decision. In December/2023 the position was withdrawn.	-0-
LATAM Airlines Perú S.A.	Tribunal Fiscal	Expediente de Apelación N° 2545-2023	Appeal against the resolution of the Intendencia No. 4070140000253 that declared the claim against Determination Resolutions No. 0120030126112 to 0120030126123 and RM No. 0120020037412 to 0120020037423 partially founded. The objections contested through the values indicated above correspond to the taxable base of the IGV for the national interline (domestic national sale).	On September 16, 2022, an appeal was filed against the determination and fine resolutions issued by SUNAT; being that, through Resolution of the Intendencia No. 4070140000253, the claim filed by the company was partially founded and, in addition, (i) it rectified Annexes No. 01, 04, 05 and 06 of RD No. 0120030126112 to No. 0120030126123. , (ii) the Annex to RM N° 0120020037412 to N° 0120020037423, (iii) the balance in favor of the IGV for the tax periods of January and July 2016 contained in RD N° 0120030126112 and 0120030126118; and, (iv) rectified and continued the collection of the tax debt contained in RD No. 0120030126113 to 0120030126117 and 0120030126119 to 0120030126123 and RM No. 0120020037412 to 0120020037423. On January 11, 2023, an appeal was filed against the this resolution which has been resolved and notified on April 10, 2024 through RTF 3149-9-2024, through which the Tax Court has decided to revoke RI No. 4070140000253 and proceed to reliquidate the Tax. On June 28, 2024, notice was received of Intendent Resolution #4070150000505 in which the National Customs and Tax Administration Commission (SUNAT in Spanish) voided the amounts in strict observance of the order by the Administrative Tax Court, thereby concluding this administrative stage, with procedural effects from July 1, 2024. SUNAT did not file a contentious administrative claim with the Superior Court of Justice against Tax Court Decision #3149-9-2024, so the process has ended.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Perú S.A.	Superintendencia Nacional de Administración Tributaria (SUNAT)	Expediente de Reclamación N° 4070340000412.	Claim against Determination Resolution No. 0120030130232, Fine Resolution No. 0120020038314, notified on 12.22.2022 and Determination Resolution No. 0120030130245 for indirect disposal of income not susceptible to subsequent tax control linked to the objections made to determination of third category net income for fiscal year 2015	On January 26, 2023, the Company filed an appeal against the determination and fine resolutions issued by SUNAT. Through Resolution of the Intendencia No. 4070340000928 dated December 19, 2023, SUNAT declared the appeal filed by the Company founded and, consequently, Determination Resolutions No. 012-003-0130232, No. 012-003- 0130245 and Fine Resolution No. 012-002-0038314 are void. The audit area voided the objection to the Major Maintenance expense of approximately $63 million in the notice of Complementary Outcome of Request #0122220002363 dated September 4, 2024. However, it maintains the other objections. Decisions #0120030139681 and #0120030139682 were served on September 16, 2024 as well as Fine #0120020040024. A remedy of objection will be filed by the legal deadline.	122,950
TAM Linhas Aéreas S.A	União Federal	10880-927.871/2023-62	This is a petition to recover Social Security Funding Contributions (Cofins in Portuguese) from the first semester of 2020 (proportionally).	The administrative defense has been presented and a decision is pending.	12,266
TAM Linhas Aéreas	União Federal	19613.720519/2024-11	On February 7, 2024, the Brazilian Federal Tax Service issued a tax assessment against TAM Linhas Aéreas (19613.720519/2024-11) for the amount of ThUS$47.104 (MR$262.845) related to certain tax credits on “PIS COFINS” ( Federal Social Contributions Taxed on Gross Income) during the 2019/2020 period.	The company filed an administrative response challenging the total amount of the tax assessment. The company received a partial decision on its defense on September 11, 2024. The next step is to file an appeal.	49,241

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	15° Juzgado Civil de Santiago	C-15990-2024	This is a class action filed by the National Consumers and Users Association (abbreviated as CONADECUS in Spanish) against LATAM Airlines Group S.A., American Airlines, Inc. and Delta Airlines, Inc. alleging several infringements of the Consumer Protection Law because flights were cancelled due to a flaw in the Crowdstrike antivirus software. It is petitioning for the imposition of fines and a damage indemnity in defense of the collective or diffuse interest of consumers.	LATAM has retained expert attorneys to handle its defense. LATAM Airlines Group was served the claim on September 17, 2024. On September 27, 2024, LATAM presented an appeal for reconsideration against the resolution that declared the action deducted by CONADECUS admissible.The amount is as yet undetermined.	-0-
LATAM Airlines Brasil	Tribunal de Justicia del Estado de Sao Paulo, Comarca de Vinhedo	1002928-30.2024.8.26.0659	This is a civil lawsuit filed by Loana dos Santos Bezerra Bounhe et al. against Voepass and LATAM Airlines Brazil alleging liability.	On September 17, 2024, a reconciliation hearing was scheduled for October 22, 2024. LATAM Airlines Brazil was served the claim and is currently preparing an answer. The answer must be filed within 15 days after the hearing if no agreement is reached. The amount is as yet undetermined.	-0-

In order to deal with any financial obligations arising from legal proceedings in effect at September 30, 2024, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*) The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II. Governmental Investigations.

1) On April 6, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor's Office (FNE), which begins an investigation Role No. 2530-19 into the LATAM Pass frequent passenger program. The last activity in this investigation corresponds to request for information received in May 2019.

2) On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (“FNE”) which begins an investigation Role N°2585-19 into the agreement between LATAM Airlines Group S.A. and Delta Air Lines, Inc (“Delta”). On August 13, 2021 FNE, Delta and LATAM reached an out-of-court agreement that put an end to this investigation. On October 28, 2021, the Tribunal de Defensa de la Libre Competencia approved the out-of-court agreement reached by LATAM and Delta with the FNE.

3) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. On August 29, 2023, the Office of the National Economic Prosecutor (FNE) decided to separate part of the information from such investigation and created a new Case #2729-23 relative to cargo carriage on charter flights from Santiago to Easter Island during the pandemic. On August 28, 2023, the FNE sent LATAM an Official Ordinary Letter requesting additional information, the response to which was sent on September 27, 2023. The latest activity in the investigation of Case No. 2484-18 corresponds to an Official Ordinary Letter dated October 14, 2024, which was responded to on November 4, 2024.

4) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 from TDLC related to restrictions as to certain codeshare agreements. On October 2, 2023, the FNE decided to separate part of the information in such investigation. Case #2737-23 will be about the code share agreements between LATAM and Delta that LATAM petitioned be amended; and Case #2669-21 will be about the remaining code share agreements. In relation to the investigation with Role No. 2737-23, dated November 06, 2023, the FNE and LATAM reached an extrajudicial agreement in order to allow certain codeshare agreements between LATAM and Delta to be modified. On December, 7, 2023, TDLC approved the extrajudicial agreement reached by LATAM and the FNE.

5) The competition authority sent an inquiry [or request] to TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) with the objective of obtaining information regarding certain pricing issues, which was received by the company on November 27, 2023. LATAM Airlines Brasil is cooperating with the authority and remains committed to transparency and compliance with all applicable rules and regulations.

6) The competition authority reacted to an article in the press and sent an official letter [or request] to TAM Linhas Aéreas S.A. (LATAM Airlines Brazil) seeking information on the acquisition of other types of aircraft. The company received it on March 21, 2024. LATAM Airlines Brazil is cooperating with the authority and maintains its commitment to transparency and compliance with all applicable laws and regulations.

7) Brazilian consumer authorities sent three official letters to LATAM Airlines Brazil in August and September 2024 requesting information on the crash of a Voepass airplane. LATAM Airlines Brazil has a code-share agreement with Voepass. The company answered those letters properly by the deadline. LATAM Airlines Brazil also received an official letter from the Office of the Public Prosecutor on August 12, 2024, which it answered on August 27, 2024.

.
NOTE 31 - COMMITMENTS

(a)     Commitments arising from loans

In relation to certain contracts committed by the Company for the financing of the Boeing 777 aircraft, which are guaranteed by the Export – Import Bank of the United States of America, limits have been established for some financial indicators of LATAM Airlines Group S.A. on a consolidated basis. Under no circumstance does non-compliance with these limits generate loan acceleration.

The Company and its subsidiaries do not have credit agreements that impose limits on financial indicators of the Company or its subsidiaries, with the exception of those detailed below:

On July 15, 2024, LATAM Airlines Group S.A., acting through its Florida branch, amended, increased and extended the 2022 revolving credit facility (“Exit RCF”) from US$500 million to US$750 million with a consortium of nine banks led by JP Morgan Chase Bank, N.A. As of September 30, 2024, this credit facility is undrawn and fully available. In addition, LATAM Airlines Group S.A., together with Professional Airline Services, Inc., a Florida corporation and a wholly owned subsidiary of LATAM Airlines Group S.A., issued (i) on October 12, 2022, as modified on November 3, 2022, a five-year term loan facility (“Term Loan B Facility”) of US$1,100 million (US$1,081 million outstanding as of September 30, 2024), (ii) on October 18, 2022, a 13.375% senior secured notes due 2027 (“2027 Notes”) for an aggregate principal amount of US$450 million and (iii) on October 18, 2022, a 13.375% senior secured notes due 2029 (“2029 Notes”, together with the 2027 Notes, the “Notes”) for and aggregate principal amount of MUS$700. The Exit RCF, the Term Loan B Facility and the Notes (together, the “Exit Financing”) share the same intangible collateral composed mainly of the FFP (LATAM Pass loyalty program) business receivables, Cargo business receivables, certain slots, gates and routes and LATAM’s intellectual property and brands. The Exit Financing contains certain covenants limiting us and our restricted subsidiaries’ ability to, among other things, make certain types of restricted payments, incur debt or liens, merge or consolidate with others, dispose of assets, enter into certain transactions with affiliates, engage in certain business activities or make certain investments. In addition, the agreements include a minimum liquidity restriction, requiring us to maintain a minimum liquidity, measured at the consolidated Company (LATAM Airlines Group S.A.) level, of US$750 million.

On July 15, 2024, LATAM Airlines Group S.A., acting through its Florida branch, amended, increased and extended the 2016 revolving credit facility (“RCF”) with a consortium of nine financial institutions led by Citibank, N.A., guaranteed by aircraft, engines and spare parts for a total committed amount from US$600 million to US$800 million. The RCF includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US$400 million). Compliance with these restrictions is a prerequisite for drawing under the line; if the line is used, compliance with said restrictions must be reported periodically, and non-compliance with these restrictions may trigger an acceleration of the loan. As of September 30, 2024, this line of credit is undrawn and fully available.

On November 3, 2022, LATAM Airlines Group S.A., acting through its Florida branch, executed a five year credit facility (“Spare Engine Facility”) with, among others, Crédit Agricole Corporate and Investment Bank, acting through its New York branch, as facility agent and arranger and guaranteed by spare engines for a principal amount of US$275 million. As of September 30, 2024, the outstanding amount under the Spare Engine Facility is US$259.0 million. The facility includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US$400 million jointly).

As of September 30, 2024, the Company complies with the aforementioned minimum liquidity covenants.

b)     Other commitments

As of September 30, 2024, the Company maintains valid letters of credit, guarantee notes and guarantee insurance policies, according to the following detail:

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
SUPERINTENDENCIA NACIONAL DE ADUANAS Y DE ADMINISTRACION TRIBUTARIA	LATAM Airlines Perú S.A.	53	Letter of Credit	233,577	Oct 1, 2024
SÉTIMA TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - PROCEDIMENTO COMUM CÍVEL - DECEA - 0012177-54.2016.4.01.3400	TAM Linhas Aereas S.A. / ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	42,704	Apr 20, 2025
ISOCELES	LATAM Airlines Group S.A.	1	Letter of Credit	41,000	Nov 30, 2025
UNIÃO FEDERAL - PGFN	TAM Linhas Aereas S.A. / ABSA Aerolinhas Brasileiras S.A.	20	Guarantee Insurance	180,350	Feb 4, 2025
TRIBUNAL DEJUSTIÇADOESTADODABAHIA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	5,929	Jun 27, 2029
VARA DAS EXECUÇÕES FISCAIS ESTADUAIS DE SÃO PAULO - FORO DAS EXECUÇÕES FISCAIS DE SÃO PAULO	TAM Linhas Aereas S.A.	2	Guarantee Insurance	16,978	Mar 4, 2025
AMERICAN ALTERNATIVE INS. CO. C/O ROANOKE INS. GROUP INC	LATAM Airlines Group S.A.	18	Letter of Credit	4,150	Nov 9, 2024
TRIBUNAL DE JUSTIÇA DO ESTADO DE SÃO PAULO	ABSA Aerolinhas Brasileiras S.A.	4	Guarantee Insurance	9,951	Dec 31, 2999
BBVA	LATAM Airlines Group S.A.	1	Letter of Credit	3,800	Jan 23, 2025
1° VARA DE EXECUÇÕES FISCAIS E DE CRIMES CONTRA A ORDEM TRIB DA COM DE FORTALEZA	TAM Linhas Aereas S.A.	2	Guarantee Insurance	2,357	Dec 31, 2999
ARQUITETURA DE PROTEÇÃO E DEFESA DO CONSUMIDOR DO ESTADO DO RJ	TAM Linhas Aereas S.A.	2	Guarantee Insurance	911	Dec 31, 2999
13ª VARA FEDERAL DA SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL/DF	TAM Linhas Aereas S.A.	2	Letter of Credit	2,503	Dec 31, 2999
14ª VARA FEDERAL DA SEÇÃO JUDICIÁRIA DO DISTRITO FEDERAL / TRIBUNAL: 7ª TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - ANULATÓRIA N.º 0007263-25.2008.4.01.3400	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,344	May 29, 2025
JFK INTERNATIONAL AIR TERMINAL LLC	LATAM Airlines Group S.A.	1	Letter of Credit	2,300	Jan 27, 2025
METROPOLITAN DADE CONTY (MIAMI - DADE AVIATION DEPARTMENT)	LATAM Airlines Group S.A.	4	Letter of Credit	2,879	May 30, 2025
SOCIEDAD CONCESIONARIA NUEVO PUDAHUEL S.A.	LATAM Airlines Group S.A.	19	Letter of Credit	1,745	Dec 30, 2024
FUNDACAO DE PROTECAO E DEFESA DO CONSUMIDOR PROCON	TAM Linhas Aereas S.A.	12	Guarantee Insurance	14,551	Nov 17, 2025
BOND SAFEGUARD INSURANCE COMPANY	TAM Linhas Aereas S.A.	1	Guarantee Insurance	2,700	Jul 20, 2025
LIMA AIRPORT PARTNERS S.R.L.	LATAM Airlines Group S.A.	25	Letter of Credit	4,163	Nov 30, 2024
JUIZO DE DIREITO DA VARA DA FAZENDA PUBLICA ESTADUAL DA COMARCA DA CAPITAL DO ESTADO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	2	Guarantee Insurance	1,713	Dec 31, 2999
MUNICIPIO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	2	Guarantee Insurance	1,826	Dec 31, 2999
AENA AEROPUERTOS S.A	LATAM Airlines Group S.A.	3	Letter of Credit	2,412	Nov 15, 2024
CORPAC S.A.	LATAM Airlines Perú S.A.	23	Letter of Credit	4,012	Oct 31, 2024
			Total	583,855

Letters of credit related to right-of-use assets are included in Note 16 Property, plant and equipment letter (d) Additional information Property, plant and equipment, in numeral (i) Property, plant and equipment delivered as collateral.

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)     Details of transactions with related parties as follows:

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Nature of related parties transactions	Currency	For the period ended At September 30,
						2024	2023
						ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde S.A.	Related director	Chile	Tickets sales	CLP	105	76
78.180.506-1	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Dividends	CLP	(2)	—
76.183.853-9	Costa Verde Inversiones Financieras S.A.	Related director	Chile	Tickets sales	CLP	8	—
				Dividends	CLP	(1,904)	—
81.062.300-4	Costa Verde Aeronautica S.A.	Common shareholder	Chile	Dividends	CLP	(6,870)	—
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Real estate leases received	ARS	(5)	(53)
				Expense recovery	ARS	—	3
Foreign	Qatar Airways	Indirect shareholder	Qatar	Interlineal received service	US$	(16,700)	(21,553)
				Interlineal provided service	US$	24,877	31,866
				Services received of handling	US$	(61)	—
				Services provided of handling	US$	723	—
				Services received miles	US$	(7,670)	(444)
				Services provided miles	US$	1,476	1,186
				Dividends	US$	(17,512)	—
				Services provided VIP lounge	US$	—	—
				Services provided / received others	US$	393	913
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(238,143)	(147,281)
				Interlineal provided service	US$	168,286	128,437
				Services received miles	US$	(10,649)	(7,490)
				Services provided miles	US$	6,273	5,552
				Joint venture	US$	(10,000)	(10,000)
				Services received of handling	US$	(5,256)	(709)
				Services provided maintenance	US$	320	—
				Real estates leases provided	US$	121	67
				Dividends	US$	(17,535)	—
				Services provided VIP lounge	US$	1,345	—
				Services provided / received others	US$	—	390

The balances corresponding to Accounts receivable and accounts payable to related entities are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions and duly informed.

(b)     Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	For the 9 months period ended at September 30,		For the 3 months period ended at September 30,
	2024	2023	2024	2023
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Remuneration	9,574	9,882	2,877	2,922
Board compensation	706	1,139	231	249
Non-monetary benefits	356	476	77	169
Short-term benefits	11,861	10,204	3,187	3,403
Termination benefits (*)	1,341	13	—	—
Total	23,838	21,714	6,372	6,743

In accordance with current legislation, the Ordinary Shareholders’ Meeting held on April 20, 2023, determined the amount of the annual remuneration for the Board for the period from that date until the next Ordinary Shareholders’ Meeting scheduled to take place within the first quarter of 2024. In this context, in addition to the base remuneration, an additional remuneration was approved for each Board member, with an incremental amount based on the following criteria:

(a)During the first year following their appointment, until November 15, 2023, provided that the Director serves continuously in their position, each Director will be entitled to receive an additional amount to the base remuneration, equivalent to 9,226,234 units of remuneration or “URAs.”

(b)For the second year following their appointment, covering the period from the end of the first anniversary since their designation until November 15, 2024, under the same condition mentioned previously and approved by the Ordinary Shareholders’ Meeting in the first quarter of 2024, each Director will be entitled to receive another additional amount equivalent to 9,226,234 URAs.

(c)Likewise, each Director who becomes part of the Board Committee will also receive, as additional compensation, a variable amount equivalent to an additional one-third (1/3) calculated on the incremental remuneration that the respective Committee member is entitled to as a Director, in accordance with the resolution of the Ordinary Shareholders’ Meeting.

For payment purposes, the value of each URA will be considered as referentially equivalent to the price of a company’s share. Consequently, URAs will be paid at the weighted average price of stock market transactions of the company’s shares during the 10 business days preceding the effective date (“Weighted Average Price”). For the calculation of the Weighted Average Price, transactions on national stock exchanges, as well as those on foreign exchanges recognized at the national level where LATAM’s American Depositary Shares may eventually be listed again, will be taken into account.

As of September 30, 2024, there are no amounts paid for URAs.

NOTE 33 - SHARE-BASED PAYMENTS

(a)      LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which existed until March 2023, with a demand period between October 2020 and March 2023, where the collection percentage was annual and cumulative. The methodology is an estimate of the number of units, where a goal of the value of the action is set.

The benefit is vested if the target of the share price defined in each year is met. In case the benefit accumulates up to the last year the total benefit is doubled (in case the share price is achieved).

This Compensation Plan was finally not executed because the share price required for its collection is below the initial target.

(b) CIP (Corporate Incentive Plan)

As indicated in Note 22, in the context of the exit from Chapter 11 Proceedings, the Company implemented a talent retention program for the Company's employees, which is divided into three categories. The first one (i.e., Non-Executive Employees) simply contemplates guaranteed payments in cash to the respective employees on certain dates depending on the country where the employee is hired. On the other hand, the remaining two categories (i.e., Non-GEM Executives and GEM Executives) contemplated the granting of synthetic units of remuneration (the "Units") that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, grant the worker the right to receive the payment in cash that results from multiplying the number of Units that are pay for the value per share of LATAM Airlines Group S.A. that must be considered in accordance with the CIP.

Below are more details of these two categories.

Non-GEM Executives

The first subprogram applies to senior executives not part of the GEM (Global Executive Meeting - Senior Managers, Managers, Deputy Managers). In this context, this program contemplates two different bonuses: (1) a retention bonus, consisting of the amount in money resulting from Units that are assigned to the respective employee and these Units being paid 20% on month 15 and 80% at month 24, in each case, counted from Exit date from the Chapter 11 Procedure (i.e., November 3, 2022) (the "Exit Date"). This is consequently, a guaranteed payment for these employees; and (2) a bonus associated to the performance defined on based on the compliance of certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19(b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is a temporary payment that is only made if these indicators are met.

GEM Executives

Applies to senior executives of the Company who are part of the GEM (CEO and employees whose job description is "vice presidents" or "directors"). Employees that participating in this program are eligible to receive cash payments for Units. These Units are as follows:

1. "RSUs" (Retention Shares Units): That is, Units associated with the employee's permanence in the Company, and consequently, are associated with the passage of time. In its totality, the CIP contemplates up to 3,107,603,293 RSUs which are made effective by partialities in the terms indicated below.

As a general rule, RSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The mentioned above, subject to the occurrence of a trigger event related to the volume of transactions of securities issued by LATAM Airlines Group S.A. in the terms contemplated in the CIP (hereinafter, a "VTE" – Volume Triggering Event). The number of RSUs actually paid will be determined based on the net resources accumulated as a result of a VTE on the respective determination date (hereinafter, this adjustment will be referred to as the "Pro Rata Factor").

Notwithstanding the mentioned above, the CIP also contemplates a "Minimum Guaranteed Vesting" according to which, the percentage of RSUs indicated below will be effective on each date indicated, even if a VTE has not occurred. The foregoing, net of the RSUs that may eventually have become effective previously.

Minimum Guaranteed Vesting of RSUs
Percentage of Units that become effective
Month 30 from Exit Date	20%
Month 42 from Exit Date	30%
Month 60 from Exit Date	50%

2. "PSUs" (Performance Shares Units): That is, Units associated with both the employee's permanence in the Company and the performance of LATAM Airlines Group S.A. measured according to the share price. Consequently, like RSUs, these Units are associated with the passage of time. However, PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. In its totality, the CIP contemplates up to 4,251,780,158 PSUs which are made effective by partialities in the terms indicated below.

As a general rule, PSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The foregoing, subject to (i) a VTE having occurred; and (ii) that the quotient (hereinafter, the "Net Price/ERO (Equity Rights offering) Quotient") between the net price of sales originating in a VTE, divided by the price of share at which the shares issued were placed under the capital increase agreed at the extraordinary shareholders' meeting of LATAM Airlines Group S.A. dated July 5, 2022 (that is, US$0.01083865799), is greater than 150%. The number of PSUs that actually becomes effective will be determined according to the Factor Pro Rata and the Quotient Net Price/ERO Price).

From the above it flows that the PSUs constitute an eventual and not guaranteed payment.

In addition, some of the GEM Executives will also be entitled to receive a fixed and guaranteed payment in cash ("MPP" – Management Protection Plan) on certain dates under the Plan, at the rate of 33% in the month 18, 34% in the month 24 and 33% in the 30th month, all from the Exit Date. On the other hand, those employees who are eligible for this MPP will also be eligible for a limited number of additional RSUs ("MPP Based RSUs"). In its totality, the CIP includes 1,438,926,658 MPP based RSUs. As a general rule, MPP Based RSUs will be eligible to become effective on the same terms and conditions as RSUs; however, that they will be eligible to become effective at a rate of one third on each of the following dates: month 18, month 24 and month 30, in each case, from the Exit Date. The valuation of these Units will be equivalent to the value of the Company's share less the ERO Price at the time they become effective.

In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.

Given the characteristics of this program, it has been recorded in accordance with the provisions of IFRS 2 "Share-based payments" and has been considered as a "cash settlement award" and, therefore, recorded at fair value as a liability that is part of the items Trade and other accounts payables and Provisions for employee benefits, non-current, which is updated at the closing date of each financial statement with effect on profit or loss for the period and classified in the line "Administrative expenses" of the interim Consolidated Statement of Income by function.

The fair value has been determined on the basis of the current share price and the best estimate of the future value of the Company's share, multiplied by the number of underlying units granted. This estimate was made based on the Company's Business Plan and its main indicators such as EBITDAR, adjusted net debt.

The movement of units as of December 31, 2023 and September 30, 2024 , is as follows:

	Opening balance as of 01.01.2023	Granted during the period	Vested	Exercised during the period	Forfeited during the period	Closing balance as of December 31, 2023

RSU - Retention	—	3,107,603,293	—	—	(121,146,360)	2,986,456,933
PSU - Performance	—	4,251,780,158	—	—	(242,192,091)	4,009,588,067
MPPBASEDRSU - Protection	—	1,438,926,658	—	—	(192,047,245)	1,246,879,413
Total	—	8,798,310,109	—	—	(555,385,696)	8,242,924,413

	Opening balance as of 01.01.2024	Granted during the period	Vested	Exercised during the period	Forfeited during the period	Closing balance as of September 30, 2024
						Unaudited
RSU - Retention	2,986,456,933	4,172,905	—	(144,875,210)	(91,119,953)	2,754,634,675
PSU - Performance	4,009,588,067	10,730,328	—	—	(89,352,930)	3,930,965,465
MPPBASEDRSU - Protection	1,246,879,413	—	—	—	(60,388,760)	1,186,490,653
Total	8,242,924,413	14,903,233	—	(144,875,210)	(240,861,643)	7,872,090,793

NOTE 34 - STATEMENT OF CASH FLOWS

(a)The Company has carried out the following transactions with non-monetary impact transactions mainly related to financial lease and lease liabilities, which are described in Note 19 Other financial liabilities.

(b)Other inflows (outflows) of cash:

	For the period ended at September 30,
	2024	2023
	ThUS$	ThUS$
	Unaudited
Restricted Advances	—	20,572
Bank commissions, taxes paid and other	(2,652)	(1,476)
Taxes on financial transactions	(8,660)	(4,570)
Guarantees	74,130	(14,854)
Judicial deposits	(5,357)	(18,117)
Fuel derivatives and currency	40,905	(10,492)
Derivative margin guarantees	9,027	(12,294)
Payment for derivatives premiums	(37,581)	—
Insurance recovery	9,788	—
Total Other inflows (outflows) Operation activities	79,600	(41,231)

Guarantee deposit received from the sale of aircraft	7,000	—
Insurance recovery	—	11,000
Recoveries of credits received	27,469	27,278
Total Other inflows (outflows) Investment activities	34,469	38,278

Interest rate derivatives	1,538	—
Taxes on financial transactions	—	(4,529)
Others recovery	510	—
Withholding tax	(819)	—
Debt-related legal advice	(19,006)	—
Total Other inflows (outflows) Financing activities	(17,777)	(4,529)

(c) Dividends:

	For the period ended at September 30,
	2024	2023
	ThUS$	ThUS$
	Unaudited
Latam Airlines Group S.A.	(174,549)	—
Transportes Aéreos del Mercosur S.A. (*)	(289)	—
Total dividends paid	(174,838)	—

(*) Dividends paid to minority shareholders

(d)Reconciliation of liabilities arising from financing activities:

		Cash flows			Non cash-Flow Movements
Obligations with financial institutions	As of December 31, 2023	Obtainment	Payment		Interest accrued and others	Reclassifications	As of September 30, 2024
		Capital (*)	Capital (**)	Interests
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Bank loans	1,029,434	—	(8,250)	(124,286)	142,941	—	1,039,839
Guaranteed obligations	303,922	—	(21,937)	(15,295)	15,380	—	282,070
Other guaranteed obligations	430,350	—	(71,874)	(29,299)	30,006	—	359,183
Obligation with the public	1,302,838	—	—	(76,906)	125,944	—	1,351,876
Financial leases	901,546	—	(82,311)	(34,864)	38,083	—	822,454
Other loans	104	—	—	—	(104)	—	—
Lease liability	2,967,994	—	(244,159)	(211,882)	740,846	—	3,252,799
Total Obligations with financial institutions	6,936,188	—	(428,531)	(492,532)	1,093,096	—	7,108,221

		Cash flows			Non cash-Flow Movements
Obligations with financial institutions	As of December 31, 2022	Obtainment	Payment		Interest accrued and others	Reclassifications	As of September 30, 2023
		Capital (*)	Capital (**)	Interests
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Bank loans	1,385,995	—	(79,202)	(111,991)	140,873	(310,090)	1,025,585
Guaranteed obligations	325,061	—	(14,263)	(15,032)	15,359	(1,790)	309,335
Other guaranteed obligations	474,304	—	(36,630)	(31,510)	32,087	11,811	450,062
Obligation with the public	1,289,799	—	—	(75,624)	122,291	—	1,336,466
Financial leases	1,088,239	—	(153,941)	(36,024)	44,463	(13,123)	929,614
Other loans	2,028	—	(434)	—	(76)	(1,420)	98
Lease liability	2,216,454	—	(159,952)	(112,988)	680,400	—	2,623,914
Total Obligations with financial institutions	6,781,880	—	(444,422)	(383,169)	1,035,397	(314,612)	6,675,074

(*) During the year 2024 and 2023, the Company did not obtain financing.

(**) As of September 30, 2024, loan repayments ThUS$184,372 and payments of lease liabilities ThUS$244,159, disclosed in flows from financing activities and as of September 30, 2023, loan repayments ThUS$284,470 and liability payments for leases ThUS$159,952 disclosed in flows from financing activities.

Below are the details obtained (payments) of flows related to financing:

	For the period ended September 30,
	2024			2023
	Capital raising	Payments		Capital raising	Payments
Flow of		Capital	Interest		Capital	Interest
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aircraft financing	—	(168,350)	(53,321)	—	(204,834)	(57,158)
Lease liability	—	(244,159)	(211,882)	—	(159,952)	(112,987)
Non-aircraft financing	—	(16,022)	(227,329)	—	(79,636)	(213,024)
Total obligations with Financial institutions	—	(428,531)	(492,532)	—	(444,422)	(383,169)

(e)Advances of aircraft and engines

Corresponds to the cash flows associated with aircraft and engines purchases, which are included in the statement of consolidated cash flows, within Purchases of property, plant and equipment. As of September 30, 2024 the Company had flows for THUS$157,605 (THUS$80,593 as of September 30, 2023).

(f)Additions of property, plant and equipment and Intangibles

	For the period ended at September 30,
	2024	2023
	ThUS$	ThUS$
	Unaudited
Net cash flows from
Purchases of property, plant and equipment	780,007	429,271
Additions associated with maintenance	225,519	196,989
Other additions	554,488	232,282
Purchases of intangible assets	60,070	57,450
Other additions	60,070	57,450

(g) The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the period ended at September 30,
	2024	2023
	ThUS$	ThUS$
	Unaudited
Net cash flows from (used in) operating activities	(2,880)	(21,138)
Net cash flows from (used in) investment activities	639	2,113
Effects of variation in the exchange rate on cash and cash equivalents	2,241	19,025
Net increase (decrease) in cash and cash equivalents	—	—

(h) Payments of leased maintenance
Payments to suppliers for the supply of goods and services include the value paid associated with leased maintenance capitalizations for ThUS$183,020 (ThUS$191,495 as of September 30, 2023).

NOTE 35 - THE ENVIRONMENT

LATAM Airlines Group S.A is compromised with sustainable development, seeking to generate social, economic, and environmental value for the countries where it operates and for all its stakeholders. The company manages socio-environmental matters at a corporate level, centralized in the Corporate Affairs and Sustainability Department. The company is committed to monitoring and mitigating its impacts on the environment in all its ground and air operations, being a key element in the solution, and searching for alternatives to the challenges of the company and its environment.

The main functions of Corporate Affairs and Sustainability Department in environmental matters in conjunction with the various areas of the company include ensuring that environmental legal compliance would be maintained in all the countries, implementing and maintaining corporate environmental management, the efficient use of non-renewable resources such as aircraft fuel, the responsible disposal of its wastes, and the development of programs and actions that allow it to reduce its greenhouse gas emissions, seeking to generate environmental social and economic benefits for the company and the countries where it operates.

LATAM's sustainability strategy that was launched in 2021 is based on 4 pillars: Environmental Management System, Climate Change Management, Circular Economy and Shared Value. With these pillars, the company seeks to generate social, environmental and economic value for society and the company, anticipating the risks inherent in the sustainability challenges which is viewed by the current and future scenarios.

The aspects addressed in each pillar within the strategy are presented below:

Environmental Management System

The company is working to standardize its environmental management system at a cross-cutting level and under this structure, certified its operation in accordance with stage II of the IATA Environmental Assessment Program (IEnvA), which is designed to evaluate and improve the environmental management of airlines, due to not only being based on the ISO 14001 standard, also involves the best practices of the industry.

Climate Change Management

To manage its carbon footprint and contribute to the protection of strategic ecosystems in the region, LATAM aims to advance toward net-zero emissions by 2050 in a sustainable way with the environment, the communities and the business. In accordance with this it has focused its strategy in:

Efficient operation: with the implementation of LATAM Fuel Efficiency, a corporate program for the efficient use of fuel that considers initiatives within the company that have an impact on fuel consumption.

Sustainable Alternative Fuels (SAF): Due to the importance of Sustainable Aviation Fuel (SAF) to reduce the emissions in the long term, LATAM is developing a work plan focused on Brazil and Colombia; which has recognized and long-standing experience in biofuels; and Chile, a country with a high developmental potential in green hydrogen.

Offsetting: LATAM has assumed a total commitment to the environment and has established different alliances that will allow it not only to acquire carbon credits for its offsetting needs but also to contribute to the conservation of strategic ecosystems in the region. During the first half of 2023, LATAM launched its offsetting program for passengers “1+1 Offset to Conserve”, where passengers are invited to contribute to the conservation of iconic ecosystems through offsetting their flight’s footprint and for every ton compensated by its clients, LATAM duplicates the impact by compensating the same amount.

Circular Economy

LATAM seeks to remove single-use plastics as part of its ambition of striving to be a zero-waste group to landfill by 2027. By the end of 2023 LATAM achieved the elimination of 97% of single use plastics, the equivalent of over 1.738 tons. To achieve these goals, it has reviewed the materials used in its process and its waste management to promote the circular economy within its processes, acting from materials. During 2023 LATAM was recognized by IATA, as the winner of the 'Air Cargo Innovation Award' for its projects to reduce plastic in domestic and international cargo operations in Chile & Brazil.

Shared Value

In shared value, the Solidarity Plane program stands out, it was established in 2011 and through which LATAM provides its network, connections, and capacity for passenger and freight transit to South American society at no cost in three areas of action: supports health needs, conservation of natural resources, and assistance in the event of natural disasters.

Within the framework of the implementation of the strategy, during 2024, the company will continue working on the following initiatives:

Implementation of the environmental management system in accordance with the IATA Environmental Assessment Program IenvA, stage 2.

Supporting conservation projects and offsetting

Measurement and management of the corporate carbon footprint.

Offsetting of 50% of domestic air emissions in Colombia.

Verification of the company's emissions in accordance with EU-ETS, UK-ETS and CORSIA schemes.

Structuring of a waste management system to advance in the fulfillment of its circular economy goals.

Implementing processes for the elimination of single-use plastic in the operation and waste reduction to landfill

Strengthening of the Solidarity Plane program.

The group was part of the Dow Jones Sustainability Index for six consecutive years, being classified as one of the most sustainable in the world. Today, LATAM continues to use the analysis as benchmarking and as a guide to implementing improvements in its processes. In 2023, according to the S&P Corporate Sustainability Assessment (CSA), LATAM was recognized as the most sustainable airline in the region, according to this assessment.

NOTE 36 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

A) As previously reported, by means of a Material Fact dated October 1, 2024 and October 15, 2024, on October 15, 2024, the Company has issued and placed in the international markets, secured notes for US$1,400 million, at an annual interest rate of 7.875% maturing in 2030 (the “US Notes”),under Rule 144-A and Regulation S of the Securities and Exchange Commission of the United States of America, under the Securities Act of 1933, of the United States of America (the “US Securities Act”).

Using the proceeds from the US Notes and an additional US$200 million in cash (which is US$200 million less than the amount informed on September 26, 2024 to the market, as far as cash is concerned only), LATAM paid and extinguished its obligations under the US$450 million notes, which had a scheduled maturity date in 2027 (the “2027 Notes”) and a coupon of 13.375%, along with the term financing in the amount US$1,081 million, maturing in 2027 (the “2027 Term Financing”), with a coupon of SOFR + 965 bps, equivalent to approximately 15%, all contemplated as part of the Company’s Chapter 11 Proceeding exit financing (the “Exit Financing”). If any, the remaining proceeds from the US Notes and cash reserves currently held by LATAM will be required to be used for working capital and other general corporate purposes.

As a consequence of the foregoing, and in accordance with Circular No. 988 dated January 16, 1991, issued by the Commission for the Financial Market, the Company estimates annual savings in interest payments of approximately US$83 million and a one-time impact in expenses on the Company’s Income Statement of approximately US$134 million, of which US$45 million will directly affect cash flow during the fourth quarter of the current year.

The US Notes will essentially be secured and share the same collateral package currently contemplated under the Exit Financing. However, in the event that the notes maturing in 2029, also issued in the context of the Exit Financing, are refinanced, the Company will have the option to release part of the collateral related to the cargo business and other guarantees related to this same business.

The US Notes have been sold to qualified institutional buyers in the United States in accordance with US Securities Act and have not been registered under the US Securities Act or the securities laws of any state or other jurisdiction.

B) On October 7, 2024, the Revolving Credit Line was modified, improving certain covenants and introducing new regulations for the raising of associated guarantees.

C) On November 4, 2024, LATAM Airlines Group S.A., acting through its Florida branch, announced the entry into a US$300 million revolving line of credit, of which US$275 million has been drawn, leaving the remaining amount available for use at the company's discretion. The funds received were used to prepay the previous engine financing referred to as Spare Engine Facility, and the remainder will be used for general corporate purposes. The agent bank for this transaction is Crédit Agricole, and the financing is secured by collateral consisting of spare engines.

After September 30, 2024 and up to the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of September 30, 2024, have been approved in the Extraordinary Session of the Board of Directors on November 6, 2024.